    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 2001


                                                      REGISTRATION NO. 333-68622
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                                STERICYCLE, INC.
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                        36-3640402
          (State or other jurisdiction                           (I.R.S. Employer
       of incorporation or organization)                      Identification Number)

              28161 NORTH KEITH DRIVE, LAKE FOREST, ILLINOIS 60045
                                 (847) 367-5910
         (Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

                             ---------------------

                                 MARK C. MILLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                STERICYCLE, INC.
              28161 NORTH KEITH DRIVE, LAKE FOREST, ILLINOIS 60045
                                 (847) 367-5910
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

      The Commission is requested to send copies of all communications to:

                CRAIG P. COLMAR                                ALLISON R. SCHNEIROV
                  MICHAEL BONN                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
               JOHNSON AND COLMAR                               FOUR TIMES SQUARE
      300 SOUTH WACKER DRIVE, SUITE 1000,                    NEW YORK, NEW YORK 10036
            CHICAGO, ILLINOIS 60606                               (212) 735-3000
                 (312) 922-1980

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2001


                                2,700,000 Shares

                               [STERICYCLE LOGO]

                                  Common Stock
                             ---------------------

     We are selling 1,000,000 shares of common stock and the selling stockholders are selling 1,700,000 shares of common stock. Stericycle will not receive any proceeds from the sale of shares by the selling stockholders.


     Our common stock is quoted on The Nasdaq National Market under the symbol "SRCL." The last reported sale price on November 1, 2001, was $49.76 per share.


     The underwriters have an option to purchase a maximum of 405,000 additional shares from the selling stockholders to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 7.

                                                 UNDERWRITING
                                      PRICE TO   DISCOUNTS AND   PROCEEDS TO   PROCEEDS TO SELLING
                                       PUBLIC     COMMISSIONS    STERICYCLE       STOCKHOLDERS
                                      --------   -------------   -----------   -------------------
Per Share...........................     $           $               $               $
Total...............................  $            $              $                 $

     Delivery of the shares of common stock will be made on or about           ,
     .

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON                                           UBS WARBURG
                             ---------------------

                              MERRILL LYNCH & CO.

BEAR, STEARNS & CO. INC.                                 WILLIAM BLAIR & COMPANY

               The date of this prospectus is           ,      .

                                STERICYCLE LOGO
                                    USA MAP

     Founded in 1989, Stericycle is the largest provider of regulated medical waste management services in the United States, serving over 259,000 customers in the United States, Canada, Puerto Rico and Mexico. Stericycle and its subsidiaries operate 36 treatment/collection centers, four of which utilize Stericycle's proprietary Electro-Thermal-Deactivation treatment technology and 95 additional transfer and collection sites.

     Steri-Fuel(R), Steri-Plastic(R) and Steri-Tub(R) are registered trademarks and Stericycle(R) and the nine-circle design are registered service marks of the Company.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE UNDERWRITING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
SUMMARY...............................    1
RISK FACTORS..........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   14
INDUSTRY AND MARKET DATA..............   14
USE OF PROCEEDS.......................   15
PRICE RANGE OF COMMON STOCK...........   15
DIVIDEND POLICY.......................   16
CAPITALIZATION........................   17
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   19


                                        PAGE
                                        ----
BUSINESS..............................   26
MANAGEMENT............................   41
MANAGEMENT OWNERSHIP AND SELLING
  STOCKHOLDERS........................   43
DESCRIPTION OF CAPITAL STOCK..........   46
SHARES ELIGIBLE FOR FUTURE SALE.......   48
UNDERWRITING..........................   49
NOTICE TO CANADIAN RESIDENTS..........   51
LEGAL MATTERS.........................   52
EXPERTS...............................   52
WHERE YOU MAY FIND ADDITIONAL
  INFORMATION.........................   52
INDEX TO FINANCIAL STATEMENTS.........  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     The following summarizes some of the more detailed information included elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised. See "Underwriting." Because the following is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including "risk factors" and our financial statements and related notes, before deciding to invest in our common stock. Unless the context requires otherwise, references to "Stericycle," "we," "us" and "our" refer to Stericycle, Inc. and its subsidiaries.

                                STERICYCLE, INC.

OVERVIEW

     We are the largest regulated medical waste management company in North America, serving over 259,000 customers throughout the United States, Canada, Puerto Rico and Mexico. We have the only fully integrated, national medical waste management network. Our network includes 36 treatment/ collection centers and 95 additional transfer and collection sites. We use this network to provide the industry's broadest range of services, including medical waste collection, transportation and treatment and related consulting, training and education services and products. Our treatment technologies include our proprietary electro-thermal-deactivation system, or ETD, as well as traditional methods such as autoclaving and incineration. For the years ended December 31, 2000 and 1999, our revenues were $323.7 million and $132.8 million, respectively, and our net income was $14.5 million and $14.0 million, respectively. For the six months ended June 30, 2001 and 2000, our revenues were $174.4 million and $157.2 million, respectively, and our net income was $10.6 million and $6.9 million, respectively.

     We benefit from significant customer diversification, with no single customer accounting for more than 1% of revenues, and our top 10 customers accounting for less than 3% of revenues. Our two principal groups of customers include approximately 255,000 small medical waste generators such as outpatient clinics, medical and dental offices and long-term and sub-acute care facilities and approximately 4,500 large medical waste generators such as hospitals, blood banks and pharmaceutical manufacturers. Small accounts tend to be more likely to outsource medical waste management services and tend to be more service oriented and less price sensitive. We are targeting new customers through our large proprietary database of potential new small account customers and our dedicated sales force. We successfully increased the proportion of revenues from small account customers from 33% of revenues in the fourth quarter of 1996 to 57% in the second quarter of 2001.

     We have long-term customer contracts of between one and five years with substantially all of our customers. In addition, many of our contracts with small accounts have automatic renewal provisions. We believe that the services we offer are compelling to our customers because they allow our customers to avoid the significant capital and operating costs that they would have to incur if they were internally to manage their regulated medical waste. Moreover, by outsourcing these services and purchasing consulting and other services from us, our customers reduce or eliminate the risks associated with regulatory non-compliance.

INDUSTRY OVERVIEW

     The large, fragmented medical waste industry has experienced significant growth since its inception. The regulated medical waste industry arose with the Medical Waste Tracking Act of 1988 or MWTA, which Congress enacted in response to media attention after medical waste washed ashore on ocean beaches, particularly in New York and New Jersey. Since the 1980s, governmental regulation has increasingly required the proper handling and disposal of the medical waste generated by the health care industry. Regulated medical waste is generally described as any medical waste that can cause an infectious disease, including single-use disposable items, such as needles, syringes, gloves and other medical supplies; cultures and stocks of infectious agents; and blood and blood products.

     An independent study estimated the size of the regulated medical waste market in the United States in 2000 to be approximately $1.5 billion. We believe that the worldwide market for regulated medical waste management services is currently approximately $3.0 billion and is in excess of $10.0 billion when including ancillary services we provide such as training, education, product sales and consulting services. Industry growth is driven by a number of factors. These factors include:

     - pressure to reduce hospital costs, increasing hospital outsourcing of services such as medical waste management;

     - a shift in patient care from higher cost acute-care settings to less expensive, smaller, off-site treatment alternatives, increasing the number and importance of small account customers;

     - the aging of the U.S. population, increasing the consumption of health care services and the related generation of medical waste; and

     - extensive federal, state and local regulations related to environmental protection and employee safety, increasing the cost and complexity of medical waste disposal.

COMPETITIVE STRENGTHS

     We believe that we benefit from the following competitive strengths:

     - a market leader with an established national network of treatment centers and transfer and collection sites servicing customers in 48 states;

     - a diverse yet integrated range of services, including regulatory compliance, education and employee safety programs as well as medical waste management;

     - low-cost operations reflecting operating efficiencies created by the geographic density of our customers and our vertical integration of medical waste collection, transportation, treatment and disposal services;

     - a geographically diverse customer base, comprised of both large and small quantity medical waste generators from a range of healthcare providers, mitigating the loss of any particular customer;

     - the largest sales force in the medical waste industry; and

     - an experienced senior management team, which collectively has over 70 years of management experience in the health care and waste management industries.

BUSINESS STRATEGY

     Our goals are to strengthen our position as the largest provider of integrated services in the regulated medical waste industry and to continue to improve our profitability. Components of our strategy to achieve these goals include:

     - improving margins by increasing our base of small account customers and focusing on service strategies that more efficiently meet the needs of our large account customers;

     - leveraging our existing base of customers by expanding the range of services and products we offer to include new services such as our Steri-Safe(SM) OSHA compliance service;

     - seeking complementary acquisitions that expand our national network of treatment centers and increase our customer base; and

     - continuing to capitalize on Clean Air regulations that have significantly increased the cost of medical waste treatment and led to the closure of hospital incinerators.

RECENT DEVELOPMENTS

     On October 10, 2001, we refinanced our senior secured credit facility to increase our revolving credit facility from $50.0 million to $80.0 million and extend its maturity. We also reallocated the amounts available under the Term A and Term B components of our credit facility and extended their maturities. The Term A component was increased from $75.0 million to $100.0 million and the Term B component was reduced from $150.0 million to $75.0 million. The interest rates on both of our term loans and the revolving line of credit were reduced. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


     On November 2, 2001, we announced earnings for the quarter ended September 30, 2001. Revenues for the quarter were $91.3 million, up 12.6% from revenues of $81.1 million for the same quarter in 2000. Income from operations for the quarter was $19.7 million, up 25.9% from income from operations of $15.7 million for the same quarter in 2000. Net income for the quarter was $6.3 million, up 84.5% from net income of $3.4 million for the same quarter in 2000. Earnings per share (diluted) for the quarter were $0.30, up 76.6% from earnings per share (diluted) of $0.17 for the same quarter in 2000.



     For the nine months ended September 30, 2001, revenues increased to $265.6 million, up 11.5% from revenues of $238.3 million for the same period in 2000. Income from operations for the period increased to $56.6 million, up 21.3% from income from operations of $46.7 million for the same period in 2000. Net income for the period increased to $16.9 million, up 64.7% from net income of $10.3 million for the same period in 2000. Earnings per share (diluted) for the period increased to $0.81, up 56.1% from earnings per share (diluted) of $0.52 for the same period in 2000.



                                                          THREE MONTHS           NINE MONTHS
                                                       ENDED SEPTEMBER 30,   ENDED SEPTEMBER 30,
                                                       -------------------   -------------------
                                                         2000       2001       2000       2001
                                                       --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues............................................   $81,066    $91,261    $238,291   $265,645
Cost of revenues....................................    49,151     54,794     144,769    159,913
Selling general and administrative expenses.........    14,765     16,717      43,975     48,795
Acquisition-related costs...........................     1,483         20       2,890        347
                                                       -------    -------    --------   --------
Income from operations..............................    15,667     19,730      46,657     56,590
Interest expense, net...............................    (9,684)    (8,857)    (29,186)   (27,133)
Other expense.......................................      (144)      (313)       (172)    (1,039)
                                                       -------    -------    --------   --------
Income before income taxes..........................     5,839     10,560      17,299     28,418
Income tax expense..................................     2,406      4,225       7,007     11,472
                                                       -------    -------    --------   --------
Net income..........................................   $ 3,433    $ 6,335    $ 10,292   $ 16,946
                                                       =======    =======    ========   ========
Diluted net income per common share.................   $  0.17    $  0.30    $   0.52   $   0.81
                                                       =======    =======    ========   ========
Weighted average number of common shares and common
  stock equivalent shares outstanding--diluted......    20,096     21,098      19,878     20,876
OTHER OPERATING DATA:
EBITDA(1)...........................................   $21,326    $25,831    $ 63,900   $ 74,650
Depreciation and amortization.......................     5,803      6,414      17,415     18,737
Net cash provided by operating activities...........                            5,439     47,011
Net cash used in investing activities...............                          (11,899)   (24,518)
Net cash used in financing activities...............                          (10,666)   (12,355)
BALANCE SHEET DATA (as of September 30, 2001):
Cash, cash equivalents and short-term investments....................................   $ 13,137
Total assets.........................................................................    620,643
Long-term debt net of current maturities.............................................    325,857
Convertible preferred stock..........................................................     72,996
Shareholders' equity.................................................................    154,243


---------------


(1)Calculated for any period as the sum of net income, plus net interest expense, income tax expense, depreciation expense and amortization expense. EBITDA includes acquisition-related costs. See "-- Summary Consolidated Financial Data," Note (4).

                                   THE OFFERING

Common stock offered by us..........     1,000,000 shares

Common stock offered by the selling
  stockholders......................     1,700,000 shares(1)

Total common stock offered..........     2,700,000 shares

Common stock to be outstanding
  after the offering................     18,386,321 shares(2)

Use of proceeds by us...............     To repurchase up to 35% of our $125
                                         million outstanding 12 3/8% senior
                                         subordinated notes due 2009 and pay
                                         redemption premiums thereon. We will
                                         not receive any proceeds from the sale
                                         of common stock by the selling
                                         stockholders. See "Use of Proceeds."

Nasdaq National Market symbol.......     SRCL
---------------

(1) These shares will be issued upon the conversion of a portion of the shares of our Series A convertible preferred stock owned by the selling stockholders.

(2) The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of October 1, 2001. This figure excludes:

     - 1,871,876 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $20.53 per share;

     - 90,139 shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $16.11 per share;

     - 791,656 shares reserved for issuance under options that may be granted under our stock option plans; and

     - 2,839,863 shares issuable upon the conversion of the selling stockholders' remaining shares of our Series A convertible preferred stock.
                             ---------------------

     We are organized as a Delaware corporation. Our principal executive offices are located at 28161 North Keith Drive, Lake Forest, Illinois 60045. Our telephone number is (847) 367-5910. Our website address is http://www.stericycle.com. The information on our website is not incorporated as a part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                             YEAR ENDED DECEMBER 31,                   SIX MONTHS ENDED JUNE 30,
                                  ----------------------------------------------   ----------------------------------
                                                                  2000                                 2001
                                                         -----------------------              -----------------------
                                                                        PRO                                  PRO
                                    1998       1999       ACTUAL    FORMA(2),(3)     2000      ACTUAL    FORMA(2),(3)
                                  --------   ---------   --------   ------------   --------   --------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
  DATA(1):
Revenues........................  $ 66,681   $ 132,848   $323,722     $323,722     $157,225   $174,384     $174,384
Cost of revenues................    45,328      86,123    196,345      196,345       95,618    105,119      105,119
Selling, general and
  administrative expenses.......    14,929      26,480     59,457       59,457       29,210     32,078       32,078
Acquisition-related costs.......        --       7,961      4,454        4,454        1,407        327          327
                                  --------   ---------   --------     --------     --------   --------     --------
Income from operations..........     6,424      12,284     63,466       63,466       30,990     36,860       36,860
Interest expense, net...........       (64)     (5,051)   (39,227)     (33,236)     (19,502)   (18,276)     (15,328)
Other income, net...............         1         565       (423)        (423)         (28)      (726)        (726)
                                  --------   ---------   --------     --------     --------   --------     --------
Income before income taxes......     6,361       7,798     23,816       29,807       11,460     17,858       20,806
Income tax expense (benefit)....       648      (6,170)     9,305       11,701        4,601      7,247        8,426
                                  --------   ---------   --------     --------     --------   --------     --------
Net income......................  $  5,713   $  13,968   $ 14,511     $ 18,105     $  6,859   $ 10,611     $ 12,380
                                  ========   =========   ========     ========     ========   ========     ========
Diluted net income per common
  share.........................  $   0.51   $    0.92   $   0.72     $   0.86     $   0.35   $   0.51     $   0.57
                                  ========   =========   ========     ========     ========   ========     ========
Weighted average number of
  common shares and common stock
  equivalent shares
  outstanding -- diluted........    11,264      15,242     20,093       21,093       19,824     20,730       21,730

OTHER OPERATING DATA:
EBITDA(4).......................  $ 10,489   $  22,728   $ 86,512     $ 86,512     $ 42,574   $ 48,819     $ 48,819
Depreciation and amortization...     4,064       9,879     23,469       23,469       11,612     12,323       12,323
Net cash provided by (used in)
  operating activities..........     4,862      11,777     10,469                      (646)    23,305
Net cash used in investing
  activities....................   (23,753)   (425,628)   (15,600)                   (4,937)   (10,614)
Net cash provided by (used in)
  financing activities..........    14,800     431,912    (11,547)                   (9,148)   (12,193)



                                                                      JUNE 30, 2001
                                                              -----------------------------
                                                               ACTUAL    AS ADJUSTED(5),(6)
                                                              --------   ------------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  3,483        $  3,483
Total assets................................................   595,885         594,438
Long-term debt, net of current maturities...................   328,562         286,189
Convertible preferred stock.................................    72,339          45,023
Shareholders' equity........................................   144,920         214,887


---------------

(1) See "Business -- Acquisitions History" and Note 4 to the consolidated financial statements for information concerning our acquisitions. The comparability of the information for the periods presented has been affected by these acquisitions.


(2) Adjusted on a pro forma basis to give effect to the sale of the 1,000,000 shares of common stock offered by us in this offering (at an assumed public offering price of $49.76 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and to the application of our estimated net proceeds to the redemption of a portion of our senior subordinated notes, with a resulting reduction of interest expense, but without giving effect to payment of a redemption premium of $5.1 million and the write-off of $1.4 million in related deferred financing costs. These reductions will be reflected as an extraordinary item in the statement of operations in the period in which the redemption occurs and have been reflected net of income tax expense of $2.6 million in the as adjusted balance sheet data. See "Use of Proceeds."

(3) Adjusted on a pro forma basis to give effect to the refinancing of our senior secured credit facility on October 10, 2001, pursuant to which we increased our revolving credit facility, reallocated the term loan components and extended their maturities, and reduced the interest rates that we are charged. The pro forma adjustment to interest expense net is $0.9 million and $0.4 million for the year ended December 31, 2000 and for the six months ended June 30, 2001, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operation -- Liquidity and Capital Resources."

(4) Calculated for any period as the sum of net income, plus net interest expense, income tax expense, depreciation expense and amortization expense. EBITDA includes acquisition-related charges of $8.0 million, $4.5 million, $1.4 million and $0.3 million for the years ended December 31, 1999 and 2000 (actual and pro forma) and the six months ended June 30, 2000 and 2001 (actual and pro forma), respectively. We consider EBITDA to be a widely accepted financial indicator of a company's ability to service debt, fund capital expenditures and expand its business. EBITDA is not calculated in the same way by all companies and therefore may not be comparable to similarly titled measures reported by other companies. EBITDA is not a measure in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered as an alternative to net income, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. The funds depicted by this measure may not be available for management's discretionary use due to legal or functional requirements, debt service, other commitments and uncertainties.

(5) Adjusted to give effect to the issuance of the 1,700,000 shares of common stock offered by the selling stockholders in this offering, which were issued upon the conversion of a portion of their shares of our Series A convertible preferred stock. See Note (2).

(6) Adjusted to give effect to the refinancing of our senior secured credit facility on October 10, 2001. See Note (3).

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

                         RISKS RELATED TO OUR INDUSTRY

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION WITH WHICH IT IS FREQUENTLY DIFFICULT, EXPENSIVE AND TIME-CONSUMING TO COMPLY.

     The medical waste management industry is subject to extensive federal, state and local laws and regulations relating to the collection, transportation, packaging, labeling, handling, documentation, reporting, treatment and disposal of regulated medical waste. Our business requires us to obtain many permits, authorizations, approvals, certificates or other types of governmental permission from every jurisdiction where we operate.

     We believe that we currently comply in all material respects with all applicable permitting requirements. State and local regulations change often, however, and new regulations are frequently adopted. Changes in the applicable regulations could require us to obtain new permits or to change the way in which we operate. We might be unable to obtain the new permits that we require, and the cost of compliance with new or changed regulations could be significant.

     The permits that we require, especially those to build and operate treatment and transfer facilities, are difficult and time-consuming to obtain. They may also contain conditions or restrictions that limit our ability to operate efficiently, and they may not be issued as quickly as we need (or at all). If we cannot obtain the permits that we need when we need them, or if they contain unfavorable conditions, it could substantially impair our operations and reduce our revenues.

THE HANDLING AND TREATMENT OF HAZARDOUS MEDICAL WASTE CARRIES WITH IT THE RISK OF PERSONAL INJURY TO EMPLOYEES AND OTHERS.

     Our business requires us to handle materials that may be infectious, poisonous, corrosive or dangerous to life and property in other ways. While we strive to handle such materials with care and in accordance with accepted and safe methods, the possibility of accidents, leaks, spills, and acts of God always exists. Examples of how people and property may be exposed to such materials include:

     - truck accidents;

     - damaged or leaking containers;

     - improper storage of medical waste by customers;

     - vandalism, arson or sabotage;

     - placement by customers of materials into the waste stream that we are not authorized or able to process, such as nuclear waste and certain body parts and tissues; or

     - malfunctioning treatment plant equipment.

     Human beings, animals or property might be injured, sickened or damaged by exposure to medical waste. This in turn could result in lawsuits in which we are found liable for such injuries, and substantial damages could be awarded against us.

     While we carry liability insurance intended to cover such contingencies, particular instances, claims, damages or events may occur that are not insured against or are inadequately insured against. An uninsured or underinsured loss could be substantial and could impair our profitability and reduce our liquidity.

THE HANDLING OF MEDICAL WASTE EXPOSES US TO THE RISK OF ENVIRONMENTAL LIABILITIES WHICH MAY NOT BE COVERED BY INSURANCE.

     As a company engaged in medical waste management, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, and similar state laws impose strict liability on current or former owners and operators of facilities that release hazardous substances into the environment as well as on the businesses that generate those substances and the businesses that transport them to the facilities. Responsible parties may be liable for substantial investigation and clean-up costs even if they operated their businesses properly and complied with applicable federal and state laws and regulations.

     Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and clean-up even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable.

     Our pollution liability insurance excludes liabilities under CERCLA. Thus, if we were to incur liability under CERCLA and if we could not identify other parties responsible under the law whom we can compel to contribute to our expenses, the cost to us could be substantial and could impair our profitability and reduce our liquidity.

THE LEVEL OF GOVERNMENTAL ENFORCEMENT OF ENVIRONMENTAL REGULATIONS HAS AN UNCERTAIN EFFECT ON OUR BUSINESS AND COULD REDUCE THE DEMAND FOR OUR SERVICES.

     We believe that the government's strict enforcement of laws and regulations relating to medical waste collection and treatment has been good for our business. These laws and regulations increased the demand for our services. We also believe that laws and regulations that made it more difficult or expensive to use technologies that compete with our ETD process, such as incineration, have previously given us a competitive advantage. This advantage has diminished, however, and is likely to be further reduced, because we have increased our own use of autoclaving and incineration, mainly as a result of purchasing companies, including the Browning-Ferris Industries, Inc., or BFI, medical waste business, that use these processes. Approximately 88% of our current capacity to treat regulated medical waste is provided by incineration and autoclaving, and this percentage is likely to increase in the future as we acquire other companies which use these treatment technologies. See "Business -- Treatment Technologies."

     A relaxation of standards or other changes in governmental regulation of medical waste, such as:

     - encouraging use of landfills;

     - removing obstacles to the use of incineration and autoclaving, thus allowing the continued use of existing on-site incinerators by medical waste generators without having to incur additional compliance costs; or

     - reducing manpower and money used to enforce environmental regulations favorable to our operations;

could increase the number of competitors or reduce the need for our services.

WE MAY BE REQUIRED TO PAY FINES AND PENALTIES FOR VIOLATIONS OF ENVIRONMENTAL REGULATIONS OR OUR PERMITS.

     From time to time we are subject to governmental proceedings to enforce regulations relating to the handling and treatment of medical waste. We have had to pay fines and penalties and to undertake remedial work at our facilities. We may be subject to similar proceedings in the future. Government enforcement actions also may be initiated against us based on claims that we are violating our permits. Such proceedings could distract management attention from our business operations and any resulting fines or shut-downs could reduce our profitability.

                         RISKS RELATED TO OUR BUSINESS

IF WE ARE UNABLE TO ACQUIRE OTHER MEDICAL WASTE BUSINESSES, OUR REVENUE AND PROFIT GROWTH MAY BE SLOWED.

     Our growth strategy is based in part on our ability to acquire other medical waste businesses. We do not know whether in the future we will be able to:

     - identify suitable businesses to buy;

     - complete the purchase of those businesses on terms acceptable to us;

     - improve the operations of the businesses that we buy and successfully integrate their operations into our own; or

     - avoid or overcome any concerns expressed by regulators.

     We compete with other potential buyers for the acquisition of other medical waste companies. This competition may result in fewer opportunities to purchase companies that are for sale. It may also result in higher purchase prices for the businesses that we want to purchase.

     In addition, we also cannot be certain that we will:

     - have enough money;

     - be able to borrow enough money on reasonable terms;

     - be able to issue stock or debt instruments (like promissory notes) as consideration for the purchase; or

     - be able to raise enough money by issuing stock or through other financing methods;

to complete the purchases of the businesses that we want to acquire.

     We also do not know whether our growth strategy will continue to be effective. Our business is significantly larger than before, and new acquisitions may not have the desired benefits that we have expected in the past.

AGGRESSIVE PRICING BY EXISTING COMPETITORS AND THE ENTRANCE OF NEW COMPETITORS COULD DRIVE DOWN OUR PROFITS AND SLOW OUR GROWTH.

     The medical waste industry is very competitive. This has required us in the past to reduce our prices, especially to large account customers, and competition may require us to reduce our prices in the future. Substantial price reductions could significantly reduce our earnings.

     We face important competition from a large number of small, local competitors. Because it requires very little money or technical know-how to compete with us in the collection and transport of medical waste, there are a large number of regional and local companies in the industry. We face competition from these businesses and that competition may exist in each location into which we try to expand in the future. Our competitors could take actions that would hurt our growth strategy, including the support of regulations which could delay or prevent us from obtaining or keeping permits. They might also give financial support to citizens' groups that oppose our plans to locate a treatment or transfer facility at a particular location. See "Business -- Competition."

     Other sources of competition include large waste generators, such as some hospitals, who maintain their own treatment facilities. These and other yet-unidentified competitors could prevent us from obtaining new customers and could take existing customers away from us.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR SUBSTANTIAL INDEBTEDNESS, WHICH REDUCES THE CASH AVAILABLE TO FINANCE OUR INTERNAL GROWTH AND OUR ACQUISITION OF OTHER MEDICAL WASTE BUSINESSES.

     We have a substantial amount of indebtedness. As of June 30, 2001, our total long-term indebtedness was $328.6 million, net of current maturities, and we had the ability to borrow a further $50.0 million under our revolving credit facility. Our required debt service payments during 2001, 2002 and 2003 are $4.1 million, $15.6 million and $17.3 million, respectively.

     Our ability to make payments on our indebtedness, as well as to fund our operations and future growth, depends upon our ability to generate cash. Our success in doing so depends upon the results of our operations and upon general economic, financial, competitive, regulatory and other factors beyond our control.

     Our indebtedness could:

     - make us more vulnerable to unfavorable economic conditions;

     - make it more difficult to pursue the acquisition of other medical waste management businesses; and

     - require us to dedicate or reserve a large portion of our cash flow from operations to making payments on our indebtedness, which would prevent us from using it for other purposes.

RESTRICTIONS IN OUR DEBT INSTRUMENTS MAY LIMIT OUR ABILITY TO PAY DIVIDENDS, INCUR ADDITIONAL DEBT, MAKE ACQUISITIONS AND MAKE OTHER INVESTMENTS.

     Our debt instruments contain covenants that restrict our ability to make distributions to stockholders or other payments unless we satisfy certain financial tests and comply with various financial ratios. If we do not do so, our creditors could declare a default under our debt instruments, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our debt instruments may be affected by changes in economic or business conditions beyond our control.

     Our debt instruments also contain covenants that limit our ability to incur additional indebtedness, acquire other businesses and make capital expenditures, and impose various other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

THE LOSS OF OUR SENIOR EXECUTIVES COULD AFFECT OUR ABILITY TO MANAGE OUR BUSINESS PROFITABLY.

     We depend on a small number of senior executives. Our future success will depend, among other things, upon our ability to keep these executives and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the executives and other employees that we need. We do not have written employment agreements with our President and Chief Executive Officer or other executive officers, and officers and other key employees could leave us with little or no prior notice, either individually or as part of a group. Our loss or inability to hire key employees could impair our ability to manage our business and direct its growth.

OUR EXPANSION INTO FOREIGN COUNTRIES EXPOSES US TO UNFAMILIAR REGULATIONS AND MAY EXPOSE US TO NEW OBSTACLES TO GROWTH.

     We plan to grow both in the United States and in foreign countries. We have established operations in Canada, Mexico, Argentina, Australia and South Africa and have entered into ETD equipment sales and licensing agreements in Brazil and Japan.

     Foreign operations carry special risks. Although our business in foreign countries has not yet been affected, our business in the countries in which we currently operate and those in which we may operate in the future could be limited or disrupted by:

     - government controls;

     - import and export license requirements;

     - political or economic insecurity;

     - trade restrictions;

     - changes in tariffs and taxes;

     - our unfamiliarity with laws, regulations, and customs;

     - restrictions on repatriating foreign profits back to the United States;
       or

     - difficulties in staffing and managing international operations.

     Foreign governments and agencies often establish permit and regulatory standards different from those in the United States. If we cannot obtain foreign regulatory approvals, or if we cannot get them when we expect, our growth and profitability from international operations could be limited. Fluctuations in currency exchange rates and increases in duty rates for ETD equipment could have similar effects. See "Business -- Business Strategy" and " -- Marketing and Sales."

THE COMPETITIVE ADVANTAGES OF OUR ETD TREATMENT PROCESS AND OTHER ASPECTS OF OUR BUSINESS DEPEND ON PATENTS AND PROPRIETARY RIGHTS.

     We own ten United States patents relating to the ETD treatment process or other aspects of processing medical waste. We have filed or have been assigned patent applications in several foreign countries and have received patents in nine of them.

     Pending or future patent applications may not be granted, issued patents may not provide us with competitive advantages, and our patents may be challenged by other parties. In addition, other companies may develop similar processes or avoid our patents. Litigation or administrative proceedings may be necessary to enforce the patents issued to us or to determine the scope and validity of others' proprietary rights. Any litigation or administrative proceeding could result in substantial cost to us and distraction of our management. A ruling against us in any litigation or administrative proceeding could expose us to new competition and depress our earnings.

     Our commercial success also depends on our not infringing patents issued to other parties. Patents belonging to other parties may require us to alter our processes, pay licensing fees or cease using any current or future processes, and as a result, we may be unable to license the technology rights that we may require at a reasonable cost or at all. If we can not obtain a license to any infringing technology that we currently use, it could have a material adverse effect on our business.

     We own registered and unregistered trademarks and service marks. There can be no assurance that our registered or unregistered trademarks or service marks will not infringe upon the rights of other parties. The requirement to change any of our trademarks, service marks or trade names could result in the loss of any goodwill associated with that trademark, service mark or trade name and could entail significant expense. See "Business -- Patents and Proprietary Rights."

OUR EARNINGS COULD DECLINE IF WE WRITE-OFF INTANGIBLE ASSETS, SUCH AS GOODWILL.

     As a result of purchase accounting for our various acquisitions, our balance sheet at June 30, 2001 contains an intangible asset designated as excess of cost over net assets of purchased operations totaling $412.8 million. Using an amortization period of 25 years for goodwill, except for goodwill related to our acquisition of the medical waste business of Browning Ferris Industries, Inc., which is being amortized over 40 years, amortization expense relating to this intangible asset was approximately $13.8 million for the year ended December 31, 2000 and $6.9 million for the six months ended June 30, 2001. Beginning in the first quarter of 2002, we will apply new financial accounting rules under which goodwill will no longer be amortized, but will be subject to annual impairment tests.

     On an ongoing basis, we evaluate, based upon expected undiscounted cash flows, whether facts and circumstances indicate any impairment of value of intangible assets such as goodwill. As circumstances after an acquisition can change, the value of these intangible assets may not be realized by us. If we determine that a significant impairment has occurred, we would be required to write-off the impaired portion of goodwill and other unamortized intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

                         RISKS RELATED TO THIS OFFERING

     THE BFI MEDICAL WASTE BUSINESS FINANCIAL STATEMENTS FOR A PERIOD OF THE 1999 FISCAL YEAR ARE NOT INCLUDED IN THIS REGISTRATION STATEMENT AND THE BFI MEDICAL WASTE BUSINESS FINANCIAL STATEMENTS FOR THE 1999 FISCAL YEAR THAT ARE INCORPORATED IN THIS REGISTRATION STATEMENT BY REFERENCE ARE UNAUDITED AND THEREFORE MAY NOT ACCURATELY REFLECT WHAT THE RESULTS OF OPERATIONS OF THE BFI MEDICAL WASTE BUSINESS WOULD HAVE BEEN FOR THAT PERIOD.

     This registration statement does not include or incorporate by reference any financial statements of the BFI medical waste business for the period from July 1, 1999 until November 12, 1999, the date that we completed our acquisition of the BFI medical waste business. The results of operations for the BFI medical waste business for the nine months ended June 30, 1999 that are incorporated by reference in this registration statement are unaudited and may not accurately reflect what the results of operations of the BFI medical waste business would have been for that period, and therefore are not necessarily indicative of the results of operations for the full 1999 fiscal year.

     THE FINANCIAL INFORMATION FOR THE BFI MEDICAL WASTE BUSINESS INCORPORATED BY REFERENCE IN THIS REGISTRATION STATEMENT FOR PERIODS PRIOR TO THE BFI ACQUISITION DOES NOT NECESSARILY REFLECT THE RESULTS OF OPERATIONS THAT WOULD HAVE RESULTED IF THE BFI MEDICAL WASTE BUSINESS HAD OPERATED AS AN INDEPENDENT ENTITY PRIOR TO THE BFI ACQUISITION.

     Prior to the BFI acquisition, the assets of the BFI medical waste business that we acquired from Allied Waste Industries, Inc. were not a legal entity or subsidiary and did not operate as a discrete operating unit. The financial statements for the BFI medical waste business incorporated by reference in this registration statement for periods prior to our acquisition of the BFI medical waste business were prepared from the historical accounting records of Allied and do not purport to be a complete presentation of the results of operations of the assets of the BFI medical waste business that we acquired. The BFI medical waste business financial statements were prepared for the purposes of complying with the rules and regulations of the SEC. In particular, these financial statements do not include many selling, general and administrative costs that the BFI medical waste business would have incurred had it been operated as an independent business during those periods.

THE PRICE OF OUR STOCK IS SUBJECT TO WIDE FLUCTUATION.

     The market price of our common stock may be highly volatile. The market price of our shares may vary widely depending on:

     - general economic conditions;

     - news related to Stericycle;

     - the action of federal economic regulators;

     - the overall condition of the stock market;

     - the market's perception of the medical waste industry;

and many other factors. For example, our stock price may be subject to wide fluctuations in price if we or our competitors announce transactions, disputes, settlements, government actions, economic losses or gains or other important events or information. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales by our existing stockholders after this offering or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we consider appropriate. In addition, some existing stockholders have the ability to require us to register their shares.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "anticipate," "believe," "estimate," "expect," "project," "imply," "intend," "foresee" and similar expressions, and sentences stating that we "will" or "are going to" take a certain action or experience a certain set of circumstances, are forward-looking statements. These statements reflect our current views about future events. All of these forward-looking statements are subject to risks, uncertainties and assumptions. These risks, uncertainties and assumptions include those identified in this "Risk Factors" section and in the "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus, and include the following:

     - changes in laws or regulations affecting the medical waste industry generally and our operations in particular;

     - failure properly to manage our cash resources, particularly in light of our substantial indebtedness;

     - hazards associated with handling and treating medical waste generally, which might lead to tort liability or increased government restriction on our activities;

     - inability to continue our acquisition strategy for any reason, including failure to achieve necessary governmental approvals;

     - problems arising with respect to our international expansion programs and foreign joint-venture strategies; and

     - industry-wide market factors and other general economic and business conditions.

     Although we believe that the expectations reflected in these forward-looking statements are reasonable, our actual results could differ materially from those expectations as a result of these factors and those listed in this section and elsewhere throughout this prospectus, and incorporated by reference in this prospectus, many of which are beyond our control. There can be no assurance our expectations will prove to have been correct. We are under no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks, uncertainties, and assumptions, the events described in the forward-looking statements in this prospectus and the documents it incorporates might not occur.

                            INDUSTRY AND MARKET DATA

     In this prospectus, we rely on and refer to information and statistics regarding the medical waste industry and the sectors in which we compete. We obtained this information and statistics from various third party sources and our own internal estimates. We believe that these third party sources and estimates are reliable, but we have not independently verified them.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the shares of common stock in the offering are estimated to be $46.6 million at an assumed public offering price of $49.76 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.


     We intend to use our net proceeds from the offering for the redemption of a portion of our senior subordinated notes. In November 1999, as part of the financing for our acquisition of the medical waste management business of BFI, we incurred indebtedness through the sale of $125 million of senior subordinated notes due November 15, 2009. These notes bear fixed annual interest at the rate of 12 3/8%, payable semi-annually in arrears. Up to 35.0% of the notes are redeemable on one or more occasions before November 15, 2002 at a redemption price of 112.375% of the aggregate principal amount of notes redeemed, plus accrued and unpaid interest to the redemption date, using the net cash proceeds of one or more equity offerings. The trustee under the indenture governing our senior subordinated notes, State Street Bank and Trust Company, will select the particular notes to be redeemed on a pro rata basis, by lot or in accordance with any other method that the trustee considers fair and appropriate. The balance, if any, of our net proceeds from the offering may be used to repay indebtedness under our senior secured credit facility or for general corporate purposes.

     Three of our directors, Messrs. Dammeyer, Patience and Schuler, each own $1.25 million of our senior subordinated notes. Investment funds affiliated with Bain Capital LLC hold $12.0 million of our senior subordinated notes.

                          PRICE RANGE OF COMMON STOCK

     Since August 23, 1996, the Company's common stock has traded on the Nasdaq National Market under the symbol "SRCL." The following table sets forth, for the periods indicated, the high and low sale prices of the common stock as reported on The Nasdaq National Market:


                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              -----------------
                                                               HIGH       LOW
                                                              -------   -------
1999:
First Quarter...............................................  $18.000   $11.438
Second Quarter..............................................   15.500     9.500
Third Quarter...............................................   16.313    11.875
Fourth Quarter..............................................   19.750    14.375
2000:
First Quarter...............................................   25.313    15.188
Second Quarter..............................................   25.875    19.000
Third Quarter...............................................   27.000    20.125
Fourth Quarter..............................................   42.250    24.063
2001:
First Quarter...............................................   47.000    26.000
Second Quarter..............................................   51.870    38.480
Third Quarter...............................................   52.990    33.700
Fourth Quarter(1)...........................................   51.100    40.800


---------------


(1) From October 1, 2001 through November 1, 2001.



     On November 1, 2001, the last reported sale price of the common stock on The Nasdaq National Market was $49.76 per share.

                                DIVIDEND POLICY

     We have never paid cash dividends on our capital stock. We currently expect that we will retain future earnings for use in our operations, including the payment of interest on our indebtedness and the expansion of our business. Accordingly, we do not anticipate paying any cash dividends in the foreseeable future. We are prohibited from paying cash dividends under the terms of the trust indenture pursuant to which we sold $125 million of senior subordinated notes. We are restricted from paying cash dividends under our senior secured credit facility and under an agreement in connection with the industrial development revenue bonds issued to finance the construction of our treatment facility at Woonsocket, Rhode Island.

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 2001, our actual capitalization and our capitalization as adjusted to give effect to (i) the receipt and application as described under "Use of Proceeds" of the estimated net proceeds from the sale of the 1,000,000 shares of common stock that we are offering (at an assumed public offering price of $49.76 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and to (ii) the refinancing of our senior secured credit facility on October 10, 2001, pursuant to which we increased our revolving credit facility and extended its maturity, reallocated the term loan components and extended their maturities, and reduced the interest rates that we are charged. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."



                                                                  JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.........................  $  6,942    $  7,849
Long-term debt:
  Senior secured credit facility:
     Revolving credit facility..............................        --      27,280
     Term loan A............................................    62,812      95,000
     Term loan B............................................   135,000      74,625
  Senior subordinated notes.................................   125,000      83,534
  Industrial development bonds and other....................     5,750       5,750
                                                              --------    --------
          Total long-term debt, net of current portion......   328,562     286,189
Redeemable preferred stock:
  Series A convertible preferred stock ($.01 par value;
     100,000 shares authorized; 74,625 shares issued and
     outstanding, 46,545 shares issued and outstanding as
     adjusted(1))...........................................    72,339      45,023
Common shareholders' equity:
  Common stock ($.01 par value; 30,000,000 shares
     authorized; 15,483,640 shares issued and outstanding,
     18,183,640 shares issued and outstanding as
     adjusted(2))...........................................       155         182
  Additional paid-in capital................................   144,279     218,166
  Accumulated other comprehensive loss......................    (2,027)     (2,027)
  Retained earnings (deficit)...............................     2,513      (1,434)
                                                              --------    --------
          Total shareholders' equity........................   144,920     214,887
                                                              --------    --------
          Total capitalization..............................  $552,763    $553,948
                                                              ========    ========


---------------

(1) Adjusted to give effect to the conversion of a portion of the selling stockholders' shares of our Series A convertible preferred stock in connection with this offering.

(2) Adjusted to give effect to the issuance of the 1,700,000 shares of common stock offered by the selling stockholders in this offering, which were issued upon the conversion of a portion of their shares of our Series A convertible preferred stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data. The statements of operations data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 have been derived from our consolidated financial statements, which are included elsewhere in this prospectus and which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements which are not included in this prospectus. The statements of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data at June 30, 2001 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The balance sheet data at June 30, 2000 are derived from our unaudited condensed consolidated financial statements which are not included in this prospectus. Our condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus. We did not declare any cash dividends during any of the periods for which consolidated financial data is presented.

                                                                                                    SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                     JUNE 30,
                                               -------------------------------------------------   -------------------
                                                1996      1997      1998       1999       2000       2000       2001
                                               -------   -------   -------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA(1):
Revenues.....................................  $24,542   $46,166   $66,681   $132,848   $323,722   $157,225   $174,384
Cost of revenues.............................   19,423    34,109    45,328     86,123    196,345     95,618    105,119
Selling, general and administrative
  expenses...................................    7,556    10,671    14,929     26,480     59,457     29,210     32,078
Acquisition related costs....................       --        --        --      7,961      4,454      1,407        327
                                               -------   -------   -------   --------   --------   --------   --------
Income (loss) from operations................   (2,437)    1,386     6,424     12,284     63,466     30,990     36,860
Interest income (expense), net...............       48       190       (64)    (5,051)   (39,227)   (19,502)   (18,276)
Other income, net............................       --        --         1        565       (423)       (28)      (726)
                                               -------   -------   -------   --------   --------   --------   --------
Income (loss) before income taxes............   (2,389)    1,576     6,361      7,798     23,816     11,460     17,858
Income tax expense (benefit).................       --       146       648     (6,170)     9,305      4,601      7,247
                                               -------   -------   -------   --------   --------   --------   --------
Net income (loss)............................  $(2,389)  $ 1,430   $ 5,713   $ 13,968   $ 14,511   $  6,859   $ 10,611
                                               =======   =======   =======   ========   ========   ========   ========
Diluted net income (loss) per common share...  $ (0.32)  $  0.13   $  0.51   $   0.92   $   0.72   $   0.35   $   0.51
                                               =======   =======   =======   ========   ========   ========   ========
Weighted average number of common shares and
  common stock equivalent shares
  outstanding -- diluted.....................    7,471    10,766    11,264     15,242     20,093     19,824     20,730

                                                                 DECEMBER 31,                           JUNE 30,
                                               -------------------------------------------------   -------------------
                                                1996      1997      1998       1999       2000       2000       2001
                                               -------   -------   -------   --------   --------   --------   --------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments................................  $17,749   $ 5,374   $ 1,819   $ 19,629   $  2,947   $  4,891   $  3,483
Total assets.................................   55,155    61,226    97,755    595,786    597,982    585,507    595,885
Long-term debt, net of current maturities....    4,591     3,475    23,460    355,444    345,104    349,601    328,562
Convertible preferred stock..................       --        --        --     69,195     71,437     70,487     72,339
Shareholders' equity.........................   40,014    45,026    53,651    118,114    134,700    124,529    144,920

---------------

(1) See "Business -- Acquisitions History" and Note 4 to the consolidated financial statements for information concerning our acquisitions. The comparability of the information for the periods presented has been affected by these acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, condensed consolidated financial statements and related notes included elsewhere in this prospectus.

BACKGROUND

     We were incorporated in March 1989. We provide regulated medical waste collection, transportation and treatment services to our customers and related training and education programs and consulting services. We also sell ancillary supplies and transport pharmaceuticals, photographic chemicals, lead foil and amalgam for recycling in selected geographic service areas. We are also expanding into international markets through joint ventures or by licensing our proprietary technology and selling associated equipment.

     Our revenues have increased from $1.6 million in 1991 to $323.7 million in 2000. We derive our revenues from services to two principal types of customers:
(i) long-term and sub-acute care facilities, outpatient clinics, medical and dental offices, biomedical companies, municipal entities and other smaller-quantity generators of regulated medical waste ("small account" customers) and
(ii) hospitals, blood banks, pharmaceutical manufacturers and other larger-quantity generators of regulated medical waste ("large account" customers). Substantially all of our services are provided pursuant to customer contracts specifying either scheduled or on-call regulated medical waste management services, or both. Contracts with small account customers generally provide for annual price increases and have an automatic renewal provision unless the customer notifies us prior to completion of the contract. Contracts with hospitals and other large account customers, which may run for more than one year, typically include price escalator provisions, which allow for price increases generally tied to an inflation index or set at a fixed percentage. As of June 30, 2001, we served over 259,000 customers.

     We have established operations in Canada, Mexico, Argentina, Australia and South Africa and have entered into ETD equipment sales and licensing agreements in Brazil and Japan.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

     The following summarizes (in thousands) our operations:

                                                        SIX MONTHS ENDED JUNE 30,
                                                   -----------------------------------
                                                         2000               2001
                                                   ----------------   ----------------
Revenues.........................................  $157,225   100.0%  $174,384   100.0%
Cost of revenues.................................    95,618    60.8    105,119    60.3
                                                   --------           --------
Gross profit.....................................    61,607    39.2     69,265    39.7
Selling, general and administrative expenses.....    29,210    18.6     32,078    18.4
                                                   --------           --------
Income from operations before acquisition-related
  costs..........................................    32,397    20.6     37,187    21.3
Acquisition-related costs........................     1,407     0.9        327     0.2
                                                   --------           --------
Income from operations...........................    30,990    19.7     36,860    21.1
Net income.......................................     6,859     4.4     10,611     6.1
Depreciation and amortization....................    11,612     7.4     12,323     7.1
EBITDA(1)........................................    42,574    27.1     48,819    28.0
Earnings per share -- diluted....................  $   0.35           $   0.51

---------------

(1) Calculated for any period as the sum of net income, plus net interest expense, income tax expense, depreciation expense and amortization expense, to the extent deducted in calculating net income.

     REVENUES. Revenues increased $17.2 million, or 10.9%, to $174.4 million during the six months ended June 30, 2001 from $157.2 million during the comparable period in 2000 as a result of our continued strategy of focusing on sales to higher-margin small account customers, higher international equipment sales and higher revenues by 3CI Complete Compliance Corporation, of which our wholly-owned subsidiary, Waste Systems, Inc. is a majority shareholder. International equipment revenues during the six months ended June 30, 2001 increased $2.1 million to $3.2 million from $1.0 million during the comparable period in 2000. During the six months ended June 30, 2001, acquisitions contributed approximately $1.3 million to the increase in revenues as compared to the prior year. For the six months, our base internal revenue growth for small account customers increased approximately 9% while revenues from large account customers also increased by approximately 3%.

     COST OF REVENUES. Cost of revenues increased $9.5 million, or 9.9%, to $105.1 million during the six months ended June 30, 2001 from $95.6 million during the comparable period in 2000. The increase was primarily due to higher energy and labor costs and volume growth. The gross margin percentage increased to 39.7% during the six months ended June 30, 2001 from 39.2% during the same period in 2000 as a result of productivity improvements offsetting the higher energy and labor costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $32.1 million for the six months ended June 30, 2001 from $29.2 million for the comparable period in 2000. The increase was largely the result of higher administrative expenses related to the international business and spending on the Steri-Safe(SM) compliance program and other strategic marketing investments. Selling, general and administrative expenses as a percent of revenues decreased to 18.4% during the six months ended June 30, 2001 from 18.6% during the comparable period in 2000. Excluding amortization, selling, general and administrative expenses as a percent of revenue increased to 14.4% during the six months ended June 30, 2001 from 14.3% during the comparable period in 2000.

     ACQUISITION-RELATED COSTS. During the six months ended June 30, 2001, we incurred acquisition-related costs of $0.3 million related to the integration of the BFI acquisition.

     INCOME FROM OPERATIONS. Income from operations increased to $36.9 million for the six months ended June 30, 2001 from $31.0 million for the comparable period in 2000. The increase was due to higher revenues and lower acquisition-related costs offset by higher cost of revenues and selling, general and administrative expenses during the six months. Income from operations as a percentage of revenue increased to 21.1% during the six months ended June 30, 2001 from 19.7% during the same period in 2000 as a result of productivity improvements and lower acquisition-related costs.

     EBITDA. EBITDA increased by 14.7% to $48.8 million or 28.0% of revenue for the six months ended June 30, 2001, as compared to $42.6 million or 27.1% of revenue for the comparable period in 2000. The increase in EBITDA is primarily due to the factors described above.

     INTEREST EXPENSE. Interest expense decreased to $18.5 million during the six months ended June 30, 2001 from $19.8 million during the comparable period in 2000 primarily due to decreased interest rates on debt incurred in connection with the BFI acquisition and repayments on that debt.

     OTHER EXPENSE. Other expense increased to $0.7 million during the six months ended June 30, 2001 from $0.03 million during the comparable period in 2000 primarily due to a one time accrual in state and local taxes of $0.4 million and minority interest expense related to our foreign subsidiaries as opposed to minority interest income during the comparable period in 2000.

     NET INCOME. Net income increased to $10.6 million for the six months ended June 30, 2001 from $6.9 million for the comparable period in 2000. The increase was due to higher income from operations and lower interest expense partially offset by higher other expense and income tax expense.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     The following summarizes (in thousands) our operations:

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                         1999               2000
                                                   ----------------   ----------------
Revenues.........................................  $132,848   100.0%  $323,722   100.0%
Cost of revenues.................................    86,123    64.8    196,345    60.7
                                                   --------           --------
Gross profit.....................................    46,725    35.2    127,377    39.3
Selling, general and administrative expenses.....    26,480    19.9     59,457    18.4
                                                   --------           --------
Income from operations before acquisition-related
  costs..........................................    20,245    15.2     67,920    21.0
Acquisition-related costs........................     7,961     6.0      4,454     1.4
                                                   --------           --------
Income from operations...........................    12,284     9.2     63,466    19.6
Net income.......................................    13,968    10.5     14,511     4.5
Depreciation and amortization....................     9,879     7.4     23,469     7.2
EBITDA...........................................    22,728    17.1     86,512    26.7
Earnings per share -- diluted....................  $   0.92           $   0.72

     REVENUEs. Our revenues increased $190.9 million, or 143.7%, to $323.7 million during the year ended December 31, 2000 from $132.8 million during the year ended December 31, 1999, as we had a full year of revenues from our acquisition of BFI's medical waste business in November 1999 and we continued to focus on sales to higher-margin small account customers while simultaneously paring specified higher-revenue but lower-margin accounts with large account customers. Revenues generated from the sale of machinery and licensing of technology internationally were $7.2 million during 2000 as compared to $5.9 million during 1999. During 2000, acquisitions contributed approximately $180.0 million to the increase in our revenues from 1999. For the year, internal growth for small account customers increased approximately 8.0% while revenues from large account customers increased by approximately 3.5%.

     COST OF REVENUES. Our cost of revenues increased $110.2 million, or 128.0%, to $196.3 million during the year ended December 31, 2000, from $86.1 million during the year ended December 31, 1999. The increase was primarily due to the substantial increase in revenues during 2000 compared to 1999 and to the cost of equipment sold internationally. Our gross margin percentage increased to 39.3% during 2000 from 35.2% during 1999 as a result of the further integration of the BFI medical waste business into our existing infrastructure, lower costs relating to the changing mix of small account versus large account customers, higher gross margins on international equipment sales, and increased utilization of treatment capacity.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased to $59.5 million during the year ended December 31, 2000, from $26.5 million during the year ended December 31, 1999. This increase was largely the result of increases in selling and marketing expenses and goodwill amortization as a result of the BFI acquisition. Bad debt expense increased during 2000 to $1.6 million from $0.8 million in 1999 as a result of increased sales. Selling, general and administrative expenses as a percentage of revenue decreased to 18.4% during 2000 from 19.9% during 1999. Excluding amortization, selling, general and administrative expenses as a percent of revenue decreased to 14.1% during 2000 from 16.7% during 1999.

     ACQUISITION-RELATED COSTS. During the year ended December 31, 2000 we incurred integration and other non-recurring acquisition costs of $4.5 million related to the BFI acquisition as compared to $8.0 million during the year ended December 31, 1999. These costs included severance and facility closure costs, other non-recurring acquisition-related costs, and transition related expenses. We anticipate that we will incur an additional $0.5 million in acquisition-related costs during the year ended December 31, 2001.

     INCOME FROM OPERATIONS. Income from operations increased to $63.5 million during the year ended December 31, 2000 from $12.3 million during the year ended December 31, 1999. The increase was due to higher revenues and lower acquisition-related costs, offset by higher costs of revenues and selling, general and administrative expenses during the period. Income from operations as a percentage of revenue increased to 19.6% during the year ended December 31, 2000 from 9.2% during the same period in 1999 as a result of productivity improvements and lower acquisition-related costs relative to the BFI acquisition.

     EBITDA. EBITDA increased by 280.6% to $86.5 million or 26.7% of revenues for the year ended December 31, 2000, as compared to $22.7 million or 17.1% of revenues for the year ended December 31, 1999. The increase in EBITDA is primarily due to the factors described above.

     INTEREST EXPENSE AND INTEREST INCOME. Interest expense increased to $39.8 million during the year ended December 31, 2000, from $6.2 million during the year ended December 31, 1999, primarily due to increased borrowings in connection with the BFI acquisition. Interest income decreased to $0.6 million during 2000, from $1.1 million during 1999, primarily due lower cash balances throughout the year.

     INCOME TAX EXPENSE. Income tax expense for the year ended December 31, 2000 reflects an effective tax rate of approximately 39.1% for federal and state income taxes. Income tax expense for the year ended December 31, 1999 reflects a one time tax benefit of $6.3 million recorded in compliance with FASB 109.

     NET INCOME. Net income increased to $14.5 million during the year ended December 31, 2000 from $14.0 million during the year ended December 31, 1999. The increase was due to higher income from operations offset by higher interest, other and income tax expense.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     The following summarizes (in thousands) our operations:

                                                         YEAR ENDED DECEMBER 31,
                                                   -----------------------------------
                                                         1998               1999
                                                   ----------------   ----------------
Revenues.........................................  $ 66,681   100.0%  $132,848   100.0%
Cost of revenues.................................    45,328    68.0     86,123    64.8
                                                   --------           --------
Gross profit.....................................    21,353    32.0     46,725    35.2
Selling, general and administrative expenses.....    14,929    22.4     26,480    19.9
                                                   --------           --------
Income from operations before acquisition-related
  costs..........................................     6,424     9.6     20,245    15.2
Acquisition-related costs........................        --      --      7,961     6.0
                                                   --------           --------
Income from operations...........................     6,424     9.6     12,284     9.2
Net income.......................................     5,713     8.6     13,968    10.5
Depreciation and amortization....................     4,064     6.1      9,879     7.4
EBITDA...........................................    10,489    15.7     22,728    17.1
Earnings per share -- diluted....................  $   0.51           $   0.92

     REVENUES. Our revenues increased $66.1 million, or 99.2%, to $132.8 million during the year ended December 31, 1999 from $66.7 million during the year ended December 31, 1998 as we completed the acquisition of the medical waste business from BFI and continued to focus on sales to higher-margin small account customers while simultaneously paring specified higher-revenue but lower-margin accounts with large account customers. Revenues generated from the sale of machinery internationally were $5.9 million during the year ended December 31, 1999 as compared to $6.0 million during 1998. During 1999, acquisitions contributed approximately $61.5 million to the increase in our revenues from 1998. For the year, internal growth for small account customers increased approximately 15.8% while revenues from large account customers decreased by approximately 1.3%.

     COST OF REVENUES. Our cost of revenues increased $40.8 million, or 90.0%, to $86.1 million during the year ended December 31, 1999, from $45.3 million during the year ended December 31, 1998. The increase was primarily due to the completion of the BFI acquisition and the substantial increase in revenues during 1999 compared to 1998 and to the cost of equipment sold internationally. Our gross margin percentage increased to 35.2% during 1999, from 32.0% during 1998, as a result of the further integration of new acquisitions into our existing infrastructure, lower costs relating to the changing mix of small account versus large account customers and increased utilization of treatment capacity.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses increased to $26.5 million during the year ended December 31, 1999, from $14.9 million during the year ended December 31, 1998. This increase was largely the result of increases in selling and marketing expenses and goodwill amortization as a result of our acquisitions, expansion of our sales network, and increased administrative expenses related to the higher volume. Selling, general and administrative expenses as a percentage of revenues decreased to 19.9% during 1999 from 22.4% during 1998. Excluding amortization, selling, general and administrative expenses as a percent of revenues decreased to 16.7% during 1999 from 20.1% during 1998.

     ACQUISITION-RELATED COSTS. During the fourth quarter of 1999, we incurred integration and other non-recurring acquisition costs of $8.0 million related to the BFI acquisition. These costs included severance and facility closure costs, other non-recurring acquisition-related costs, and transition related expenses.

     INCOME FROM OPERATIONS. Income from operations increased to $12.3 million during the year ended December 31, 1999 from $6.4 million during the year ended December 31, 1998. The increase was due to higher revenues offset by higher cost of revenues and selling, general and administrative expenses and acquisition-related costs. Income from operations as a percentage of revenue decreased to 9.2% during the year ended December 31, 1999 from 9.6% during the same period in 1999 as a result of acquisition-related costs relative to the BFI acquisition.

     EBITDA. EBITDA increased by 116.7% to $22.7 million, or 17.1% of revenues for the year ended December 31, 1999, as compared to $10.5 million, or 15.7% of revenues for the year ended December 31, 1998. The increase in EBITDA was primarily due to the factors described above.

     INTEREST EXPENSE AND INTEREST INCOME. Interest expense increased to $6.2 million during the year ended December 31, 1999, from $0.8 million during the year ended December 31, 1998, primarily due to increased borrowings for the BFI acquisition. Interest income also increased to $1.1 million during 1999, from $0.7 million during 1998, primarily due to interest income on the investment of excess funds from the secondary offering of public stock that we completed in February 1999.

     OTHER INCOME AND EXPENSE. During the year ended December 31, 1999, a one-time gain of $0.8 million on the sale of routes by 3CI Complete Compliance Corporation, of which our wholly-owned subsidiary, Waste Systems, Inc. is a majority shareholder, was partially offset by a one-time cash expense of $0.2 million for warrants issued with bridge loan borrowings in December 1998 and January 1999.

     INCOME TAX EXPENSE. Income tax expense for the year ended December 31, 1999 reflects a one time tax benefit of $6.3 million recorded in compliance with FASB 109. Under FASB 109, we are required to recognize our net deferred tax assets if we believe that we are more likely than not to benefit from our carryforward losses and tax credits in future years.

     NET INCOME. Net income increased to $14.0 million during the year ended December 31, 1999 from $5.7 million during the year ended December 31, 1998. The increase was due to higher income from operations, other income and a one-time tax expense benefit offset by higher interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     In November 1999, we completed the acquisition of BFI's medical waste business in the United States, Canada and Puerto Rico. Prior to our acquisition, BFI had been the largest provider of regulated medical waste services in the United States, with revenues of $201.7 million for the 12 months ended June 30, 1999. The purchase price for the acquisition was $410.5 million in cash. We paid the purchase price from the following sources, in addition to cash on hand: (i) $225.0 million in borrowings under the term loan facilities of a new senior secured credit facility that we established with DLJ Capital Funding, Inc., an affiliate of Credit Suisse First Boston Corporation, Bankers Trust Company and Bank of America, N.A.; (ii) $125.0 million in proceeds from the sale of our 12 3/8% senior subordinated notes due

November 2009; and (iii) $75.0 million in proceeds from the issuance of new Series A convertible preferred stock to certain investment funds associated with Bain Capital, LLC and Madison Dearborn Partners, LLC. These transactions were completed concurrently with the completion of our acquisition of BFI's medical waste business. As a result we are a substantially leveraged company. We also recorded a substantial increase in goodwill and other intangible assets in connection with the BFI acquisition, and we have experienced a corresponding large increase in amortization expense.

     On October 10, 2001, we refinanced our senior secured credit facility to increase our revolving credit facility and extend its maturity, reallocate the term loan A and B components of the facility and extend their maturities, and reduce the interest rates that we are charged. Under the amendment and restatement of our existing credit agreement, we increased our revolving credit facility from $50.0 million to $80.0 million and extended its maturity from November 11, 2005 to September 30, 2006. We also reallocated the term loan components of the credit facility, increasing the lower-interest Term A component from $75.0 million to $100.0 million and extending its maturity from November 11, 2005 to September 30, 2006, and reducing the higher-interest Term B component from $150.0 million to $75.0 million and extending its maturity from November 10, 2006 to September 30, 2007. Both term loans will be repaid in quarterly installments on the last business day of March, June, September and December beginning on January 1, 2002.

     The refinancing of our senior secured credit facility reduces the interest rates that we are charged by reducing the applicable margin added to the relevant interest rate. Our borrowings continue to bear interest at fluctuating interest rates determined, at our election in advance for any quarterly or other applicable interest period, by reference to (i) a "base rate" (the higher of the reference rate at Bank of America, N.A. or 0.5% above the rate on overnight federal funds transactions) or (ii) the London Interbank Offered Rate, or LIBOR, plus, in either case, the applicable margin within the relevant range of margins provided in the credit agreement. The applicable margin is based upon our leverage ratio. The initial margin for interest rates on borrowings under our revolving credit facility and the Term A component is 1.375% on base rate loans and 2.375% on LIBOR loans, and the initial margin for interest rates on borrowings under the Term B component is 1.75% on base rate loans and 2.75% on LIBOR loans.


     Our amended and restated credit facility is secured by a lien on substantially all of our assets and all of the assets of our subsidiaries (except for the assets of 3CI and our foreign subsidiaries) and by a pledge of all of the stock of our wholly-owned domestic subsidiaries, all of our stock in 3CI and Medam, and 65% of our stock in Med-Tech. The amended and restated credit facility also requires us to comply with various quarterly and other financial covenants. As of November 1, 2001, we had $190.0 million of borrowings outstanding under our senior secured credit facility.


     Dividends on our Series A convertible preferred stock are payable in kind in additional shares of convertible preferred stock and accrue at the annual rate of 3.375%, subject to adjustment.

     At June 30, 2001, our working capital was $43.2 million compared to working capital of $47.9 million at December 31, 2000. The decrease in working capital is primarily due to lower accounts receivable and other current asset balances. As noted, we have available a $50.0 million revolving line of credit under our senior secured credit facility which is secured by our accounts receivable and all of our other assets. At June 30, 2001 we had no borrowings under this line.

     Net cash provided by operating activities was $23.3 million during the six months ended June 30, 2001 compared to net cash used in operations of $0.6 million for the comparable period in 2000. This increase primarily reflects better collections of accounts receivable in 2001 compared to 2000 and higher net income, depreciation and amortization expenses, accrued liability and deferred revenue balances partially offset by a lower accounts payable balance and higher other asset balances.

     Net cash used in investing activities for the six months ended June 30, 2001 was $10.6 million compared to $4.9 million for the comparable period in 2000. This increase is primarily attributable to the increase in capital expenditures and investments in international joint ventures. Capital expenditures were $6.6 million for the six months ended June 30, 2001, primarily for upgrades to our incinerator treatment facilities, compared to $3.6 million for the same period in 2000. This rate of capital spending is within the 4-5% of revenues that we anticipated spending during 2001. After the upgrades are completed we will have 15-22% of our treatment capacity in incineration and 78-85% in non-incineration technologies such as autoclave and ETD. Investments in acquisitions and international joint ventures for the six months ended June 30, 2001 were $4.0 million versus $1.6 million in the comparable period in 2000.

     Net cash used in financing activities was $12.2 million during the six months ended June 30, 2001 compared to $9.1 million for the comparable period in 2000. During the first six months of 2001 we made repayments of $14.7 million in debt and capital leases which consisted of approximately $6.5 million in scheduled repayments and $8.2 million in prepayments.

     Our other financial obligations include industrial development revenue bonds issued on behalf of and guaranteed by us to finance our Woonsocket, Rhode Island treatment facility and equipment. These bonds, which had an outstanding aggregate balance of $0.8 million as of June 30, 2001 at fixed interest rates ranging from 6.5% to 7.375% are due in various amounts through June 2017. In addition, we have issued various promissory notes in connection with acquisitions during 1997, 1998 and 2000, consisting primarily of a 10-year note issued as a part of the Environmental Control Corporation, Inc. acquisition, which had an outstanding balance of $1.4 million at June 30, 2001.

     We anticipate that our operating cash flow, together with borrowings under our senior secured credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due and for the next 12 months and the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are subject to market risks arising from changes in interest rates on our senior secured credit facility. Our interest rate exposure results from changes in LIBOR or the base rate which are used to determine the applicable interest rates under our term loans and revolving credit facility. Our potential loss over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate on all of our variable rate obligations would be approximately $0.3 million. Fluctuations in interest rates will not affect the interest payable on our senior subordinated notes, which is fixed.

     We have entered into interest rate swap/collar agreements that effectively convert a portion of our floating-rate debt to a fixed-rate basis for the next two years, thus reducing the impact of interest rate changes on future interest expense. Approximately 85% ($175 million) of our outstanding variable rate debt was covered by interest rate swap/collar agreements at June 30, 2001. The differential to be paid or received is accrued monthly as an adjustment to interest expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives.

     We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the statements is expected to result in an increase in net income of $7.2 million ($0.36 per diluted share) per year. During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002, but have not yet determined what the effect of these tests will be on our earnings and financial position.

                                    BUSINESS

COMPANY OVERVIEW

     We are the largest regulated medical waste management company in North America, serving over 259,000 customers throughout the United States, Canada, Puerto Rico and Mexico. We have the only fully integrated, national medical waste management network. Our network includes 36 treatment/ collection centers and 95 additional transfer and collection sites. We use this network to provide the industry's broadest service offering, including medical waste collection, transportation and treatment and related consulting, training and education services and products. Our treatment technologies include our proprietary electro-thermal-deactivation system, or ETD, as well as traditional methods such as autoclaving and incineration.

     We benefit from significant customer diversification, with no single customer accounting for more than 1% of revenues, and our top 10 customers accounting for less than 3% of revenues. Our two principal groups of customers include approximately 255,000 small medical waste generators such as outpatient clinics, medical and dental offices and long-term and sub-acute care facilities and approximately 4,500 large medical waste generators such as hospitals, blood banks and pharmaceutical manufacturers.

     We believe that the services we offer are compelling to our customers because they allow our customers to avoid the significant capital and operating costs that they would have to incur if they were internally to manage their regulated medical waste. Moreover, by outsourcing these services and purchasing consulting and other services from us, our customers reduce or eliminate their risk of the large fines associated with regulatory non-compliance.

INDUSTRY OVERVIEW

     The regulated medical waste industry arose with the Medical Waste Tracking Act of 1988, or MWTA, which Congress enacted in response to media attention after medical waste washed ashore on ocean beaches, particularly in New York and New Jersey. Since the 1980s, government regulation has increasingly required the proper handling and disposal of the medical waste generated by the health care industry. Regulated medical waste is generally described as any medical waste that can cause an infectious disease, including single-use disposable items, such as needles, syringes, gloves and other medical supplies; cultures and stocks of infectious agents; and blood and blood products.

     An independent study estimated the size of the regulated medical waste market in the United States in 2000 to be approximately $1.5 billion. We believe that the worldwide market for regulated medical waste management services is currently approximately $3.0 billion and is in excess of $10.0 billion when ancillary services such as training, education, product sales and consulting services are taken into account. Industry growth is driven by a number of factors. These factors include:

     PRESSURE TO REDUCE HOSPITAL COSTS. The health care industry is under pressure to reduce costs and improve efficiency. To accomplish this reduction, it is using outside contractors to perform some services, including medical waste management. We believe that our medical waste management services help health care providers reduce costs by reducing their medical waste tracking, handling and compliance costs, reducing their potential liability related to employee exposure to bloodborne pathogens and other infectious material, and reducing the amount of money invested in on-site treatment of medical waste.

     SHIFT TO OFF-SITE TREATMENT. We believe that managed care and other health care cost-containment pressures are causing patient care to shift from institutional higher-cost acute-care settings to less expensive, smaller, off-site treatment alternatives. Many common diseases and conditions are now being treated in smaller non-institutional settings. We believe that these non-institutional alternate-site health care expenditures will continue to grow as cost-cutting pressures increase.

     AGING OF U.S. POPULATION. According to industry statistics, the "baby boom" generation (births between 1946 and 1964) constitutes approximately 30% of the United States population. The relative size of this generation, combined with declining birth rates, will continue to result in an increase in the average age of the population, while falling mortality rates ensure that the average person will live longer. As people age, they typically require more medical attention and a wider variety of tests and procedures. In addition, as technology improves, more tests and procedures become available. All of these factors lead to increased generation of medical waste.

     ENVIRONMENTAL AND SAFETY REGULATION. We believe that many businesses which are not currently using outsourced medical waste services are unaware of the need for proper training of employees and the Occupational Safety and Health Administration, or OSHA, requirements regarding the handling of medical waste. These businesses include restaurants, casinos, hotels and generally all businesses where employees may come into contact with bloodborne pathogens. In addition, home health care is currently unregulated and may become subject to similar bloodborne pathogen regulations in the future.

     Our industry is subject to extensive regulation beyond the MWTA. For example, the new stringent Clean Air Act regulations adopted in 1997 limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations are expected to increase the costs of operating medical waste incinerators and to result in significant closures of on-site treatment facilities, thereby increasing the demand for off-site treatment services. In 1997, the U.S. Environmental Protection Agency, or EPA, estimated that approximately 83-90% of small medical waste incinerators, 60-95% of medium medical waste incinerators and up to 35% of large medical waste incinerators in the United States will be closed over the next several years. In addition, OSHA has issued regulations concerning employee exposure to bloodborne pathogens and other potentially infectious materials that require, among other things, special procedures for the handling and disposal of medical waste and annual training of all personnel who may be exposed to blood and other body fluids. We believe that these regulations will help to expand the market for our services beyond traditional providers of health care.

COMPETITIVE STRENGTHS

     We believe that we benefit from the following competitive strengths:

     MARKET LEADERSHIP. We are the largest provider of medical waste management services in the United States, with the only national network of services. As a result of our market leadership position, we provide our customers with superior, vertically-integrated services as well as a variety of products, and we are the only industry participant able to provide national accounts with local service. We believe that our leading market position provides us with more operating leverage and a unique competitive advantage in attracting and retaining customers as compared to our smaller regional and local competitors.

     BROAD RANGE OF SERVICES. We offer our customers a broad range of services to help them develop internal systems and processes which allow them to manage their medical waste efficiently and safely from the point of generation through treatment and disposal. For example, we have developed programs to help train our customers' employees on the proper methods of handling medical waste in order to reduce potential employee exposure. Other services include those designed to help clients ensure and maintain compliance with OSHA and other relevant regulations. We also supply specially designed containers for use by most of our large account customers, including our Steri-Tub(R) container, a reusable leak and puncture-resistant container, made from recycled plastic, which we developed and patented.

     ESTABLISHED NATIONAL NETWORK. Our 36 treatment/collection centers and our over 259,000 customers in 48 states give us the largest and the only national network in the regulated medical waste industry. In addition, we also serve customers in Canada, Mexico and Puerto Rico. The extensive federal, state and local laws and regulations governing the regulated medical waste industry typically require some type of governmental approval for new facilities. These approvals are frequently opposed by elected officials, local residents or citizen groups, and can be difficult to obtain. We have significant experience in obtaining and maintaining these permits, authorizations and other types of governmental approvals. We believe that a network similar in scale and scope to ours would be expensive and time-consuming for a competitor to develop.

     LOW-COST OPERATIONS. We are often the low-cost provider within the markets we serve. Our low costs result from our vertically integrated network and our broad geographic presence. As a result, we are able to: increase our route densities, which permits our drivers to make more stops per shift; minimize the distance traveled by our collection vehicles to treatment facilities; and increase the utilization of our equipment and facilities to treat more of the waste that we collect internally. Our next largest competitor in the U.S. market has four treatment facilities, and we believe that most of our competitors do not have fully integrated operations. We believe that our vertically-integrated operations provide us with a competitive advantage over smaller, less integrated competitors.

     DIVERSE CUSTOMER BASE AND REVENUE STABILITY. We have developed strong contracts and service agreements with a diverse network of established customers. Our top 10 customers account for less than 3% of revenues, and no single customer accounts for more than 1% of revenues. We believe that our diverse customer base would mitigate the impact of the loss of any particular customer. We are also generally protected from regulatory changes and other factors which affect our costs, because our contracts typically contain provisions which allow us to adjust our prices to reflect any additional costs caused by changes in regulations or any other increases in our operating costs.

     STRONG SALES NETWORK AND PROPRIETARY DATABASE. We have the largest sales force in the medical waste industry. We use both telemarketing and direct sales efforts to obtain new customers. In addition, we have developed a large proprietary database of potential new small account customers, which we believe gives us a competitive advantage in identifying and reaching these higher-margin accounts.


     EXPERIENCED SENIOR MANAGEMENT TEAM. Our four most senior executives and the Chairman of our Board of Directors collectively have over 70 years of management experience in the health care and waste management industries. Our Chief Executive Officer, Mark C. Miller, had more than 15 years of senior management experience at Abbott Laboratories and, since joining us in 1992 as Chief Executive Officer, has been with us during our growth from an early stage venture capital concept to the industry leader. Richard T. Kogler joined us in late 1998 as Executive Vice President for domestic operations and Chief Operating Officer. Mr. Kogler previously served in senior roles with American Disposal Services, Inc. and Waste Management, Inc. Anthony J. Tomasello has been our Executive Vice President for international operations and Chief Technical Officer since January 1999, and previously was our Vice President, Operations beginning in 1990. Mr. Tomasello was previously president and chief operating officer of Pi Enterprises and Orbital Systems. Frank J.M. ten Brink, our Executive Vice President and Chief Financial Officer, previously served as chief financial officer of Telular, Inc. and Hexacomb Corporation. Jack W. Schuler, our Chairman, is also currently chairman of the board of directors of Ventana Medical Systems. Mr. Schuler was previously president and chief operating officer of Abbott Laboratories.


BUSINESS STRATEGY

     Our goals are to strengthen our position as the largest provider of integrated services in the regulated medical waste industry and to continuously improve our profitability. Components of our strategy to achieve these goals include:

     IMPROVE MARGINS. We intend to continue actively to work to improve our margins by increasing our base of small account customers and focusing on service strategies that more efficiently meet the needs of our large account customers. We have successfully raised the percentage of our revenues from small account customers from 33% of revenues in the fourth quarter of 1996 to 57% in the second quarter of 2001, which has contributed to an increase in our operating income margins. Small account customers typically do not produce a sufficient volume of regulated medical waste on an individual basis to justify capital expenditures on their own waste treatment facilities or the expense of hiring regulatory compliance personnel. We believe that the number of small account customers and the opportunities for sales of ancillary services and products to both large and small account customers will continue to grow.

     EXPAND RANGE OF SERVICES AND PRODUCTS. We believe that we have the opportunity to expand our business by increasing the range of products and services that we offer to our existing customers. For example, we are expanding our collection and treatment services through the inclusion of materials like photographic chemicals, lead foils and amalgam used in dental and radiology laboratories. In addition, we now offer a broad range of OSHA compliance and consulting services to our dental customers and have begun to offer these services to other types of customers. Because our drivers call on numerous medical facilities on a routine basis, we also offer many single-use disposable medical supplies to our medical customers, and we may increase these offerings in the future.

     SEEK COMPLEMENTARY ACQUISITIONS. As described below, we actively seek strategic opportunities to acquire businesses that expand our national network of treatment centers and increase our customer base. We believe that strategic acquisitions can enable us to gain operating efficiencies through increased capacity utilization and increased route density as well as to expand the geographic service areas in which we operate.

     CAPITALIZE ON OUTSOURCING DUE TO CLEAN AIR REGULATIONS. The Clean Air Act regulations have increased both the capital costs required to bring many existing incinerators into compliance and the operating costs of continued compliance. The EPA expects that many hospitals will shut down their incinerators in response to regulations adopted in 1997, which limit the discharge into the atmosphere of pollutants released by medical waste incineration. We plan to capitalize on the anticipated movement by hospitals to outsource medical waste treatment rather than incur the cost of installing the air pollution control systems necessary to comply with these EPA regulations. Because our facilities are modern and well maintained, we believe that our future capital expenditures required to bring our incinerators into compliance with these new regulations will be covered within our normal capital expenditure budgets.

ACQUISITIONS

     EVALUATION AND INTEGRATION. We believe that our management team has substantial experience in evaluating potential acquisition candidates and determining whether a particular medical waste management business can be successfully integrated into our business. In determining whether to proceed with a business acquisition, we evaluate a number of factors including:

     - the financial impact of the proposed acquisition, including the effect on our cash flow and earnings per share;

     - the historical and projected financial results of the target company;

     - the purchase price negotiated with the seller and our expected internal rate of return;

     - the composition and size of the target company's customer base;

     - the efficiencies that we can achieve by integrating the target company with one or more of our existing operations;

     - the potential for enhancing or expanding our geographic service area and allowing us to make other acquisitions in the same service area;

     - the experience, reputation and personality of the target company's management;

     - the target company's reputation for customer service and relationships with the communities that it serves; and

     - whether the acquisition gives us any strategic advantages over our competition.

     We have established an efficient procedure for integrating newly-acquired companies into our business while minimizing disruption of our operations. Once a business is acquired, we implement programs designed to improve customer service, sales, marketing, routing, equipment utilization, employee productivity, operating efficiencies and overall profitability.

     ACQUISITIONS HISTORY. We completed a total of 43 acquisitions from 1993 through 1999, highlighted by our acquisition in November 1999 of BFI's medical waste business in the United States, Canada and Puerto Rico. Prior to this acquisition, BFI had been the largest provider of regulated medical waste services in the United States, with revenues of $201.7 million for the 12 months ended June 30, 1999.

     From January 2000 through July 2001, we completed a further 10 acquisitions, as follows:

SELLER                                    DATE             MARKETS SERVED
------                                    ----             --------------
American Medical Disposal, Inc. ........  July 2001        Oklahoma, Texas, Nebraska,
                                                           Arkansas and Missouri
Trans Med Ltd. .........................  April 2001       New York
Bio-Safe America, Inc. .................  April 2001       Florida
A & J Medwaste, Inc. ...................  October 2000     Florida
Waste Management of New York, Inc. .....  September 2000   New York
Environmental Solutions LLC.............  August 2000      Minnesota
Sharps Away (JS Holdings, Inc.).........  August 2000      Minnesota
Stick Proof Company.....................  July 2000        North Carolina
Med Tech Environmental Services,          May 2000         New York
  Inc. .................................
American Medical Waste, Inc. ...........  March 2000       California

SERVICES AND OPERATIONS

     Our services and operations are comprised of collection, transportation, treatment, disposal and recycling, together with related training and education programs, consulting services and product sales. We have 36 treatment/collection facilities located in 25 states, Puerto Rico, Canada and Mexico that serve over 259,000 customers, consisting of approximately 255,000 small account customers and approximately 4,500 large account customers. We develop programs to help our customers handle, separate and contain medical waste. We also advise our health care customers on the proper methods of recording and documenting their medical waste management to comply with federal, state and local regulations. In addition, we offer consulting services to our health care customers to assist them in reducing the amount of medical waste they generate.

     COLLECTION AND TRANSPORTATION. We consider efficiency of collection and transportation to be a critical element of our operations because it represents the largest component of our operating costs. We try to maximize the number of stops on each route. We use a tracking system for our collection vehicles that helps to improve efficiency. We try to match the size of our collection vehicles to the amount of medical waste to be collected at a particular stop or on a particular route. We collect reusable containers or corrugated boxes of medical waste from our customers at intervals depending upon customer requirements, terms of service and volume of medical waste produced. The containers or boxes are inspected at each customer's site prior to pickup. The waste is then transported directly to one of our treatment facilities or to one of our transfer stations where it is combined with other medical waste and transported to a treatment facility. In some select circumstances we transport medical waste to other specially-licensed medical waste treatment facilities. We transport small quantities of specific hazardous substances, such as photographic fixer, lead foils and dental amalgam, from certain of our customers to a metals recycling operation.

     The use of transfer stations is another important component of our collection and transportation operations. We utilize transfer stations in a "hub and spoke" configuration which allows us to expand our geographic service area and increase the volume of medical waste that can be treated at a particular facility. Smaller loads of waste containers are temporarily held at the transfer stations until they can be consolidated into full truckloads and transported to a treatment facility.

     As part of our collection operations, we supply specially-designed containers for use by most of our large account customers and many of our larger small account customers. We have developed a reusable leak and puncture-resistant container, made from recycled plastic, which we call the Steri-Tub(R) container. The plastic container enables our customers to reduce costs by reducing the number of times that medical waste is handled, eliminating the cost (and weight) of corrugated boxes and potentially reducing liability resulting from human contact with medical waste. The plastic containers are designed to maximize the loads that will fit within the cargo compartments of standard trucks and trailers. We believe that these features make the Steri-Tub(R) plastic container superior to our competitors' reusable containers. If a customer generates a large volume of waste, we will place a large temporary storage container or trailer on the customer's premises. In order to maximize regulatory compliance and minimize potential liability, we will not accept medical waste unless it is properly packaged by customers in containers that we have either supplied or approved.

     TREATMENT AND DISPOSAL. Upon arrival at a treatment facility, containers or boxes of medical waste are scanned to verify that they do not contain any unacceptable substances like radioactive material. Any container or box that is discovered to contain unacceptable waste is returned to the customer. In some cases our operating permits require that unacceptable waste be reported to regulatory authorities. After inspection, the waste is treated using one of our various treatment technologies. Upon completion of the particular process, the resulting waste or incinerator ash is transported for resource recovery, recycling or disposal in a nonhazardous waste landfill operated by parties unaffiliated with us. After the plastic containers such as Steri-Tub(R) containers have been emptied, they are washed, sanitized and returned to customers for re-use.

     CONSULTING SERVICES. Before medical waste is picked up by our trucks, our integrated waste management approach attempts to "build in" efficiencies that will yield logistical advantages. For example, our consulting services can assist our customers in reducing the volume of medical waste that they generate. In addition, we provide customers with the documentation necessary for compliance with laws, which, if they complete the documentation properly, will reduce interruptions to their businesses to verify compliance.

     DOCUMENTATION. We provide complete documentation to our customers for all medical waste that we collect, including the name of the generator, date of pick-up and date of delivery to a treatment facility. We believe that our documentation system meets all applicable federal, state and local regulations regarding the packaging and labeling of medical waste, including regulations issued by the U.S. Department of Transportation, or DOT, OSHA and state and local authorities. This documentation is sometimes used by our customers to prove that they are in compliance with these regulations. These customers will often pay for us to store, retrieve and reprint old manifests and other documentation. We believe that our ability to offer document archiving and retrieval services represents a competitive advantage.

MARKETING AND SALES

     MARKETING STRATEGY. We have the largest sales force in the medical waste industry. We use both telemarketing and direct sales efforts to obtain new customers. In addition, we have developed a large proprietary database of potential new small account customers, which we believe gives us a competitive advantage in identifying and reaching these higher-margin accounts.

     Our more than 900 drivers also may participate in our marketing and sales efforts by actively soliciting small account customers while they service their routes.

     SMALL ACCOUNT CUSTOMERS. We have targeted small account customers as a growth area. We believe that these customers offer high profit potential compared to other potential customers. Typical small account customers are individual or small groups of doctors, dentists and other health care providers who are widely dispersed and generate only small amounts of medical waste. These customers are very concerned about having the medical waste picked up and disposed of in compliance with applicable state and federal regulations. We believe that these customers view the potential risks of non-compliance with applicable state and federal medical waste regulations as disproportionate to the cost of the services that we provide. We believe that this factor has been the basis for the significantly higher gross margins that we have achieved with our small account customers relative to our large account customers.

     Our Steri-Safe(SM) service, which, after market testing in 1999, we began to offer to select new and existing small account customers in 2000, provides an integrated medical waste management and compliance-assistance service for small account customers who typically lack the internal personnel and systems to comply with OSHA bloodborne regulations. Customers for our Steri-Safe(SM) service pay a predetermined fee in advance for medical waste collection and treatment services and can also choose from available packages of training and education services and products designed to help them to comply with OSHA regulations. We believe that the implementation of our Steri-Safe(SM) service will provide us with new and enhanced opportunities to leverage our existing customer base through the program's prepayment structure and diversified product and service offerings.

     We also operate several "mail-back" programs through which we can reach small account customers located in outlying areas that would be inefficient to serve using our regular route structure.

     LARGE ACCOUNT CUSTOMERS. We believe that we have been successful in serving large account customers and plan to continue to serve those customers as long as satisfactory levels of profitability can be maintained. Our marketing and sales efforts to large account customers are conducted by full-time account executives whose responsibilities include identifying and attracting new customers and serving our existing account base of approximately 4,500 large account customers. In addition to securing new contracts, our marketing and sales personnel provide consulting services to our health care customers, assisting them in reducing the amount of medical waste that they generate, training their employees on safety issues and implementing programs to audit, classify and segregate medical waste in a proper manner.

     We believe that the implementation of more stringent Clean Air Act and other federal regulations directly and indirectly affecting medical waste will enable us to improve our marketing efforts to large account customers because the additional costs that they will incur to comply with these regulations will make the costs of our services more attractive, particularly relative to their use of their own incinerators.

     NATIONAL ACCOUNTS. As a result of our extensive geographic coverage, we are the only medical waste business capable of servicing national account customers (i.e., customers requiring medical waste disposal services at various geographically dispersed locations). We will continue to selectively focus on national accounts.

     CONTRACT AND SERVICE AGREEMENTS. We have long-term contracts with substantially all of our customers. We negotiate individual service agreements with each large account and small account customer. Although we have a standard form of agreement, particularly for small account customers, terms may vary depending upon the customer's service requirements and the volume of medical waste generated and, in some jurisdictions, requirements imposed by statute or regulation. Service agreements typically include provisions relating to the types of containers, frequency of collection, pricing, treatment and documentation for tracking purposes. Each agreement also specifies the customer's obligation to pack its medical waste in approved containers. Substantially all of our agreements with small account customers contain automatic renewal provisions.

     Service agreements are generally for a period of one to five years, although customers may terminate on written notice and, in most service areas, upon payment of a penalty. Many payment options are available, including flat monthly, quarterly or annual charges. We may set our prices on the basis of the number of containers that we collect, the weight of the medical waste that we collect and treat, the number of collection stops that we make on the customer's route, the number of collection stops that we make for a particular multi-site customer, and other factors.

     We have a diverse customer base, with no single customer accounting for more than 1% of revenues, and our top 10 customers accounting for less than 3% of revenues. We do not believe that the loss of any single customer would have a material adverse effect on our business, financial condition or results of operations.

INTERNATIONAL

     We have also expanded beyond the United States and Canada. In 1996, we entered into an agreement with a Brazilian company, Companhia Auxiliar de Viacao e Obras, or CAVO, to assist in exploring opportunities for the commercialization of our medical waste management technology in South America. This relationship was expanded in July 1998, when we entered into an agreement for an exclusive license to use our ETD technology in Brazil and for the sale to CAVO of two fully integrated ETD processing lines for use in treating medical waste in the Sao Paulo, Brazil metropolitan market.

     In 1998, we formed Medam S.A. de C.V., or Medam, a Mexican joint venture company, to utilize our ETD technology to treat medical waste primarily in the Mexico City market. Medam operates a treatment facility with a 50 metric-ton per day capacity. This facility, which is the largest medical waste treatment facility permitted to date in Mexico, became operational in June 1998. In September 1999, we increased our interest in Medam from 24.5% to 49.0%, and in July 2000, we acquired a further 15.0% to give us a 64.0% interest in the joint venture. In August 2001, Medam completed the acquisition of Mexico City-based medical waste management company, Tecnicas Medio Ambientales Winco S.A. de C.V.

     In 1999, we established a joint venture in Argentina, Medam, B.A. Srl, to utilize our ETD technology to treat medical waste primarily in the Buenos Aires market. We also entered into agreements to supply ETD equipment and license ETD technology and other proprietary rights to Medam B.A., and to provide consulting assistance to Medam B.A. in the installation, start-up and validation of the ETD processing equipment in the joint venture's treatment facility in Buenos Aires.

     In June 2000, we entered into agreements with Aso Cement Co., Ltd and Aso Mining Co., Ltd, to establish an ETD processing facility in Japan. Under these agreements, we will supply ETD processing equipment to Aso and provide consulting assistance to Aso in the installation, start-up and validation of the ETD equipment. In addition, we exclusively licensed to Aso our ETD technology and other proprietary rights for use in certain select territories within Japan.

     In August 2000, we established a joint venture, Evertrade Medical Waste (Proprietary) Limited, a South Africa corporation, to utilize our ETD technology to treat medical waste in the Republic of South Africa. We also entered into agreements to supply ETD equipment and license ETD technology and other proprietary rights to Evertrade Medical Waste, and to provide consulting assistance to Evertrade Medical Waste in the installation, start-up and validation of the ETD processing equipment in the joint venture's treatment facility in South Africa.

     In August 2001, we concluded an agreement with SteriCorp Limited, an Australian company, under which we provided financing to SteriCorp through the purchase of convertible notes, licensed to it our ETD technology for use in Australia, New Zealand, Malaysia, Indonesia and Thailand and agreed to sell to it an ETD processing line and assist in its installation.

TREATMENT TECHNOLOGIES

     We primarily use three treatment technologies for treating regulated medical waste: autoclaving, incineration and our proprietary ETD technology. Our current capacity to treat regulated medical waste is approximately divided among these technologies in the following percentages:

    -    autoclaving......................   70%
    -    incineration.....................   18%
    -    our proprietary ETD technology...   12%

     We vary our treatment of medical waste among available treatment technologies based on the type of waste and capacity and pricing considerations in each service area, in order to minimize operating costs and capital investments.

     AUTOCLAVING. Autoclaving treats medical waste with steam at high temperature and pressure to kill pathogens. Autoclaving alone does not change the appearance of waste, and recognizable medical waste may not be accepted by some landfill operators, but autoclaving may be combined with a shredding or grinding process to render the medical waste unrecognizable.

     INCINERATION. Incineration burns medical waste at elevated temperatures and reduces it to ash. Incineration reduces the volume of waste, and it is the recommended treatment and disposal option for some types of medical waste such as anatomical waste or residues from chemotherapy procedures. Air emissions from incinerators can contain certain byproducts which are subject to federal, state and, in some cases, local regulation. In some circumstances the ash byproduct of incineration may be regulated.

     ETD TREATMENT PROCESS. ETD includes a system for grinding medical waste. After grinding, ETD uses an oscillating field of low-frequency radio waves to heat medical waste to temperatures that destroy pathogens such as viruses, bacteria, fungi and yeast, without melting the plastic content of the waste. ETD employs low-frequency radio waves because they can penetrate deeper than high-frequency waves, like microwaves, which can penetrate medical waste of a typical density only to a depth of approximately five inches. ETD uses frequencies that match the physical properties of medical waste, enabling the ETD treatment process to kill pathogens at temperatures as low as 90 degreesC. Although ETD is effective in destroying pathogens present in anatomical waste, we do not currently treat anatomical waste using the ETD process.

     We believe that ETD offers advantages over many other methods of treating medical waste. We believe that it is easier to get permits for ETD facilities than for incineration facilities because ETD does not produce fluid or air pollution. ETD facilities also can be more cost-effective to construct than incinerators or autoclaves with shredding capability. ETD also renders medical waste unrecognizable and thus more acceptable for landfills and reduces the volume of waste as well. It may also facilitate recycling of polypropylene plastics and some of the ETD-treated waste may be used for fuel in "waste-to-energy" electrical plants.

FACILITIES

     We lease office space for our corporate offices in Lake Forest, Illinois. We own or lease four ETD treatment facilities, 10 incineration facilities, 17 autoclave facilities and five facilities that use a combination of these methods or other methods (including two facilities owned or leased by 3CI). All of our treatment facilities also serve as collection sites. We own or lease 95 additional transfer and collection sites (including six sites owned or leased by 3CI). We consider that these facilities are adequate for our present and anticipated needs. Substantially all of our owned facilities are pledged to secure our indebtedness under our senior credit facility.

     We do not own or operate any landfills or any other type of disposal site. After treatment, all remaining waste materials are transported to unaffiliated parties for permanent disposal.

COMPETITION

     The medical waste services industry is highly competitive. It consists of many different types of service providers, including a large number of regional and local companies. Another major source of competition is the on-site treatment of medical waste by some large-quantity generators, particularly hospitals.

     In addition, we face potential competition from businesses that are attempting to commercialize alternate treatment technologies or products designed to reduce or eliminate the generation of medical waste, such as reusable or degradable medical products.

     We compete for service agreements primarily on the basis of cost-effectiveness, quality of service and geographic location. We also attempt to compete by demonstrating to customers that we can do a better job in reducing their potential liability. Our ability to obtain new service agreements may be limited by the fact that a potential customer's current vendor may have an excellent service history or a long-term service contract or may offer prices to the potential customer that are lower than ours.

GOVERNMENTAL REGULATION

     We operate within the medical waste management industry, which is subject to extensive and frequently changing federal, state and local laws and regulations. This statutory and regulatory framework imposes compliance burdens and risks on us, including requirements to obtain and maintain government permits. These permits grant us the authority, among other things:

     - to construct and operate treatment and transfer facilities;

     - to transport medical waste within and between relevant jurisdictions; and

     - to handle particular regulated substances.

     Our permits must be periodically renewed and are subject to modification or revocation by the regulatory authority. We are also subject to regulations that govern the definition, generation, segregation, handling, packaging, transportation, treatment, storage and disposal of medical waste. We are also subject to extensive regulations designed to minimize employee exposure to medical waste. In addition, we are subject to foreign laws and regulations.

     FEDERAL REGULATION. There are at least four federal agencies that have authority over medical waste. These agencies are the EPA, OSHA, the U.S. DOT and the U.S. Postal Service. These agencies regulate medical waste under a variety of statutes and regulations.

     Medical Waste Tracking Act of 1988. In the late 1980s, the EPA outlined a two-year demonstration program pursuant to MWTA, which was added to the Resource Conservation and Recovery Act of 1976. The MWTA was adopted in response to health and environmental concerns over infectious medical waste after medical waste washed ashore on beaches, particularly in New York and New Jersey, during the summer of 1988. Public safety concerns grew following media reports of careless management of medical waste. The MWTA was intended to be the first step in addressing these problems. The primary objective of the MWTA was to ensure that medical wastes which were generated in a covered state and which posed environmental problems, including an unsightly appearance, were delivered to disposal or treatment facilities with minimum exposure to waste management workers and the public. The MWTA's tracking requirements included accounting for all waste transported and imposed civil and criminal sanctions for violations.

     In regulations implementing the MWTA, the EPA defined medical waste and established guidelines for its segregation, handling, containment, labeling and transport. The MWTA demonstration program expired in 1991, but the MWTA established a model followed by many states in developing their specific medical waste regulatory frameworks.

     Clean Air Act Regulations. In August 1997, the EPA adopted regulations under the Clean Air Act Amendments of 1990 that limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations required every state to submit to the EPA for approval a plan to meet minimum emission standards for these pollutants. See "-- State and Local Regulation." In 1997, the EPA estimated that of the approximately 1,100 small, 690 medium and 460 large medical waste incinerators in operation in May 1996, approximately 83-90% of the small incinerators, 60-95% of the medium incinerators and up to 35% of the large incinerators will be closed as hospitals seek less expensive methods of medical waste disposal rather than incur the cost of installing the necessary air pollution control systems to comply with the EPA's regulations. We currently operate 10 incinerators. Because our facilities are modern and well maintained, we believe that our future capital expenditures required to bring our incinerators into compliance with these new regulations will be covered by our normal capital expenditure budget. We believe that we will be successful in obtaining all necessary federal and state permits to continue the operation of our incinerators. The Natural Resources Defense Council, an environmental organization, has sued the EPA challenging the validity of its regulations on the grounds that the minimum emissions standards are too lenient. If successful, this lawsuit could result in the EPA's adoption of stricter air emissions standards for medical waste incinerators. Stricter emissions standards could benefit us if the result is that hospitals and other generators increase or accelerate their use of outside medical waste treatment contractors like us. Stricter emissions standards could also increase the cost to bring our own incinerators into compliance with the more stringent standards. We might also face price increases for treatment of medical waste that we deliver to other parties for incineration.

     Occupational Safety and Health Act of 1970. The Occupational Safety and Health Act of 1970 authorizes OSHA to issue occupational safety and health standards. OSHA regulations are designed to minimize the exposure of employees to hazardous work environments. Various standards apply to certain aspects of our operations. These regulations govern, among other things:

     - exposure to bloodborne pathogens and other potentially infectious materials;

     - lock out/tag out procedures;

     - medical surveillance requirements;

     - use of respirators and personal protective equipment;

     - emergency planning;

     - hazard communication;

     - noise;

     - ergonomics; and

     - forklift safety.

We are subject to unannounced OSHA safety inspections at any time.

     Our employees are required by our policy to receive new employee training, annual refresher training and training in their specific tasks. As part of our medical surveillance program, employees receive pre-employment physicals, including drug testing, annually-required medical surveillance and exit physicals. We also subscribe to a drug-free workplace policy.

     Resource Conservation and Recovery Act of 1976. In 1976, Congress passed the Resource Conservation and Recovery Act of 1976, or RCRA, as a response to growing public concern about problems associated with the handling and disposal of solid and hazardous waste. RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. These standards included a documentation program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. Medical wastes are currently considered non-hazardous solid wastes under RCRA. However, some substances collected by us from some of our customers, including photographic fixer developer solutions, lead foils and dental amalgam, are considered hazardous wastes.

     We use landfills operated by parties unrelated to us for the disposal of treated medical waste from two of our ETD facilities and for the disposal of incinerator ash and autoclaved waste. Waste is not regulated as hazardous under RCRA unless it contains hazardous substances exceeding certain quantities or concentration levels, meets specified descriptions, or exhibits specific hazardous characteristics. Following treatment, waste from our ETD and autoclave facilities is disposed of as nonhazardous waste. At our incineration facilities, we test ash from the incineration process to determine whether it must be disposed of as hazardous waste.

     We employ quality control measures to check incoming medical waste for specific types of hazardous substances. Our customer agreements also require our customers to exclude different kinds of hazardous substances or radioactive materials from the medical waste they provide us. We use a different type of contract for the relatively small number of customers from whom we pick up hazardous wastes.

     DOT Regulations. The U.S. DOT, has put regulations into effect under the Hazardous Materials Transportation Authorization Act of 1994 which require us to package and label medical waste in compliance with designated standards, and which incorporate bloodborne pathogens standards issued by OSHA. Under these standards, we must, among other things, identify our packaging with a "biohazard" marking on the outer packaging, and our medical waste container must be sufficiently rigid and strong to prevent tearing or bursting and must be puncture-resistant, leak-resistant, properly sealed and impervious to moisture.

     DOT regulations also require that a transporter be capable of responding on a 24-hour-a-day basis in the event of an accident, spill, or release to the environment of a hazardous material. We have entered into an agreement with CHEMTREC, an organization that provides 24-hour emergency spill notification in the United States and Canada, to provide this service, and we also have agreements with several emergency response organizations to provide spill cleanup services in some of our service areas.

     Our drivers are trained on topics such as safety, hazardous materials, medical waste, hazardous chemicals and infectious substances. Employees are trained to deal with emergency spills and releases of hazardous materials, and we have a written contingency plan for these events. Our vehicles are outfitted with spill control equipment and the drivers are trained in its use.

     Comprehensive Environmental Response, Compensation and Liability Act of 1980. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, established a regulatory and remedial program to provide for the investigation and cleanup of facilities that have released or threaten to release hazardous substances into the environment. CERCLA and state laws similar to it may impose strict, joint and several liability on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at these facilities. Responsible parties may be liable for substantial site investigation and cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If we were found to be a responsible party for a particular site, we could be required to pay the entire cost of the site investigation and cleanup, even though other parties also may be liable. This result would be the case if we were unable to identify other responsible parties, or if those parties were financially unable to contribute money to the cleanup.

     United States Postal Service. We have obtained a permit from the U.S. Postal Service to conduct our "mail-back" program, pursuant to which customers mail approved "sharps" (needles, knives, broken glass and the like) containers directly to our treatment facilities.

     STATE AND LOCAL REGULATION. We conduct business in numerous states. Each state has its own regulations related to the handling, treatment and storage of medical waste. Although there are many differences among the various state laws and regulations, many states have followed the medical waste model under the MWTA and are implementing programs under RCRA. In each of the states where we operate a treatment facility or a transfer station, we are required to comply with numerous state and local laws and regulations as well as our operating plan for each site. State agencies involved in regulating the medical waste industry are frequently the departments of health and environmental protection agencies. In addition, many local governments have ordinances, local laws and regulations, such as zoning and health regulations, that affect our operations.

     States usually regulate medical waste as a solid or "special" waste and not as a hazardous waste under RCRA. State definitions of medical waste include:

     - microbiological waste (cultures and stocks of infectious agents);

     - pathology waste (human body parts from surgical procedures and autopsies);

     - blood and blood products; and

     - sharps.

     Most states require segregation of different types of medical waste at the hospital or other location where they were created. A majority of states require that the universal biohazard symbol or a label appear on medical waste containers. Storage regulations may apply to the party generating the waste, the treatment facility, the transport vehicle, or all three. Storage rules seek to identify and secure the storage area for public safety as well as set standards for the manner and length of storage. Many states require employee training for safe environmental cleanup through emergency spill and decontamination plans. Many states also require that transporters carry spill equipment in their vehicles. Those states whose regulatory framework relies on the MWTA model have tracking document systems in place. Some states (Washington, for example) regulate the prices that we may charge.

     We maintain numerous governmental permits and licenses to conduct our business. Our permits vary from state to state based upon our activities within that state and on the applicable state and local laws and regulations. These permits include:

     - transport permits for solid waste, medical waste and hazardous substances;

     - permits to construct and operate treatment facilities;

     - permits to construct and operate transfer stations;

     - permits governing discharge of sanitary water and registration of equipment under air regulations;

     - approvals for the use of ETD and other technologies to treat medical waste; and

     - various business operator's licenses.

     We believe that we are currently in compliance in all material respects with our permits and applicable laws and regulations.

     Pursuant to medical waste incinerator regulations adopted by the EPA in 1997, every state was required by September 1998 to adopt a plan to comply with federal guidelines which, among other things, limit the release of some airborne pollutants from medical waste incinerators to levels prescribed by the EPA. Each state's implementation plan must be at least as restrictive as the federal emissions standards. If a state in which we operate an incinerator adopts more stringent limits than the federal emissions standards, it could be very expensive for us to bring our incinerator into compliance with the state's requirements. See "-- Governmental Regulation -- Federal Regulation -- Clean Air Act Regulations."

     FOREIGN AND TERRITORIAL REGULATION. We presently conduct business in several provinces in Canada. Our activities in British Columbia are governed at the federal level by the Canadian Transportation of Dangerous Goods Act and the Canadian Environmental Protection Act, and at the provincial level by comparable legislation. The Canadian Environmental Protection Act regulates, among other things, the transborder movement of medical waste. The federal Transportation of Dangerous Goods Act regulates the movement of dangerous goods, including infectious substances, by all modes of transportation. It imposes joint and several liability on all persons who are responsible for, or who caused or contributed to the release of any dangerous substance into the environment. Any business engaged in a regulated activity is presumed to be liable for any release, unless the business can demonstrate that it acted reasonably.

     Provincial legislation typically regulates the storage, transportation and disposal of waste, including biomedical waste, and imposes strict, joint and several liability for all the costs of cleanup of contaminated sites.

     We presently conduct business in the United States territory of Puerto Rico. Our storage and treatment activities in Puerto Rico are governed at the territorial level by the Puerto Rico Environmental Quality Board, while the U.S. DOT regulates the transportation of medical waste in Puerto Rico and applies the regulations promulgated under the Hazardous Materials Transportation Authorization Act of 1994.

     We believe that we have obtained all permits required by Canadian federal and provincial legislation and by federal and territorial legislation applicable to Puerto Rico.

     We also conduct business in Mexico and Argentina through joint ventures. We believe that our joint venture operations, are in compliance with all material applicable laws, rules and regulations.

     If we expand our operations into other foreign jurisdictions, we will be required to comply with the laws and regulations of each of these jurisdictions.

     PERMITTING PROCESS. Each state in which we currently operate, and each state in which we may operate in the future, has a specific permitting process. After we have identified a geographic area in which we want to locate a treatment or transfer facility, we identify one or more locations for a potential new site. Typically, we will develop a site contingent on obtaining zoning approval and local and state operating authority. Most communities rely on state authorities to provide operating rules and safeguards for their community. Usually the state provides public notice of the project and, if enough public interest is shown, a public hearing may be held. If we are successful in meeting all regulatory requirements, the state may issue a permit to construct the treatment facility or transfer station. Once the facility is constructed, the state may again issue public notice of its intent to issue an operating permit and may provide an opportunity for public opposition or other action that may impede our ability to construct or operate the planned facility. Permitting for transportation operations frequently involves registration of vehicles, inspection of equipment, and background investigations on our officers and directors.

     We have been successful in obtaining permits for our current medical waste transfer, treatment and processing facilities and for our transportation operations. Several of our past attempts to construct and operate medical waste treatment facilities, however, have met with significant community opposition. In some of these cases, we have withdrawn our permit application.

PATENTS AND PROPRIETARY RIGHTS

     We consider the protection of our technology to be important to our business. Our policy is to protect our technology by a variety of means, including applying for patents in the United States and in some foreign countries.

     We hold ten United States patents relating to the ETD treatment process and other aspects of processing medical waste. We have filed or have been assigned patent applications in several foreign countries and we have received patents in Australia, Canada, France, Hong Kong, Hungary, Mexico, Russia, South Korea and the United Kingdom.

     The term of the first-to-end of our existing United States patents relating to our ETD treatment process will currently end in October 2009.

     We own federal registrations of the trademarks "Steri-Fuel(R)," "Steri-Plastic(R)," and "Steri-Tub(R)," the service mark Stericycle(R) and a service mark consisting of a nine-circle design. There can be no assurance that our registered or unregistered trademarks or service marks will not infringe upon the rights of other parties. The requirement to change any of our trademarks, service marks or trade names could result in the loss of any goodwill associated with that trademark, service mark or trade name and could entail significant expense.

     There can be no assurance that any pending or future patent applications will be granted, that any issued patents will provide us with competitive advantages, or that our patents will not be challenged by other parties. In addition, there can be no assurance that other companies will not develop similar processes or avoid our patents. Litigation or administrative proceedings may be necessary to enforce the patents issued to us or to determine the scope and validity of others' proprietary rights. Any litigation or administrative proceeding could result in substantial cost to us and distraction of our management. A ruling against us in any litigation or administrative proceeding could have a material adverse effect on our business.

     Our commercial success may also depend on our not infringing patents issued to other parties. There can be no assurance that patents belonging to other parties will not require us to alter our processes, pay licensing fees or cease using any current or future processes. In addition, there can be no assurance that we would be able to license the technology rights that we may require at a reasonable cost or at all. If we could not obtain a license to any infringing technology that we currently use, it could have a material adverse effect on our business.

     We also rely on unpatented and unregistered trade secrets, proprietary know-how and continuing technological innovation. We try to protect this information, in part, by confidentiality agreements with our employees, vendors and consultants. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets or know-how will not otherwise become known or independently discovered by other parties.

EMPLOYEES

     As of June 30, 2001, we had 2,452 full-time and 78 part-time employees (including employees of our subsidiaries). Approximately 225 of our drivers, transportation helpers and plant workers are covered by a total of eight collective bargaining agreements with local unions of the International Brotherhood of Teamsters. These agreements expire at various dates from April 2002 to April 2004. We consider our employee relations to be satisfactory.

POTENTIAL LIABILITY AND INSURANCE

     The medical waste industry involves potentially significant risks of statutory, contractual, tort and common law liability claims. Potential liability claims could involve, for example:

     - cleanup costs;

     - personal injury;

     - damage to the environment;

     - employee matters;

     - property damage; or

     - alleged negligence or professional errors or omissions in the planning or performance of work.

     We could also be subject to fines or penalties in connection with violations of regulatory requirements.

     We carry $26 million of liability insurance (including umbrella coverage), and under a separate policy, $10 million of aggregate pollution and legal liability insurance ($5 million per incident), which we consider sufficient to meet regulatory and customer requirements and to protect our employees, assets and operations. Our pollution liability insurance excludes liabilities under CERCLA. There can be no assurance that we will not face claims under CERCLA or similar state laws resulting in substantial liability for which we are uninsured and which could have a material adverse effect on our business.

     Our insurance programs utilize large deductible plans offered by a commercial insurance company. Large deductible plans allow us the benefits of cost-effective risk financing while protecting us from catastrophic risk with specific stop loss insurance limiting the amount of self-funded exposure for any one loss and aggregate stop loss insurance limiting the self-funding exposure for any one year.

LEGAL AND OTHER PROCEEDINGS

     We operate in a highly regulated industry and are exposed to regulatory inquiries or investigations from time to time. Government authorities can initiate investigations for a variety of reasons. We have been involved in several legal and administrative proceedings that have been settled or otherwise resolved on terms acceptable to us, without having a material adverse effect on our business.

     In addition, we have had discussions with the Missouri Department of Natural Resources, or DNR, to settle proposed civil penalties stemming from alleged legal and regulatory violations. Discussions between us and the Missouri DNR are ongoing and unresolved on this enforcement matter. We believe that the resolution of this matter will not have a material adverse effect on us.

     We are also a party to various legal proceedings arising in the ordinary course of business. We believe that the resolution of these other matters will not have a material adverse effect on us.

                                   MANAGEMENT

     The following table provides the name, position and age of our executive officers and directors:

NAME                                     AGE                  POSITION
----                                     ---                  --------
Mark C. Miller........................   45    President, Chief Executive Officer and
                                               a Director
Richard T. Kogler.....................   41    Executive Vice President and Chief
                                                 Operating Officer
Frank J.M. ten Brink..................   44    Executive Vice President and Chief
                                                 Financial Officer
Anthony J. Tomasello..................   54    Executive Vice President and Chief
                                                 Technical Officer
Jack W. Schuler.......................   60    Chairman of the Board of Directors
John P. Connaughton...................   36    Director
Rod F. Dammeyer.......................   60    Director
Patrick F. Graham.....................   61    Director
John Patience.........................   53    Director
Thomas R. Reusche.....................   46    Director
Peter Vardy...........................   70    Director
L. John Wilkerson, Ph.D...............   57    Director

     Mark C. Miller has served as our President and Chief Executive Officer and a director since joining us in May 1992. From May 1989 until he joined us, Mr. Miller served as vice president for the Pacific, Asia and Africa in the International Division of Abbott Laboratories, which he joined in 1976 and where he held a number of management and marketing positions. He is a director of Ventana Medical Systems, Inc. and Lake Forest Hospital. Mr. Miller received a B.S. degree in computer science from Purdue University, where he graduated Phi Beta Kappa.

     Richard T. Kogler joined us as Chief Operating Officer in December 1998. From May 1995 through October 1998, Mr. Kogler was vice president and chief operating officer of American Disposal Services, Inc., a solid waste management company. From October 1984 through May 1995, Mr. Kogler served in a variety of management positions with Waste Management, Inc. Mr. Kogler received a B.A. degree in chemistry from St. Louis University.

     Frank J.M. ten Brink has served as our Vice President, Finance and Chief Financial Officer since June 1997. From 1991 until 1996 he served as chief financial officer of Hexacomb Corporation, and from 1996 until joining us, he served as chief financial officer of Telular Corporation. Prior to 1991, he held various financial management positions with Interlake Corporation and Continental Bank of Illinois. Mr. ten Brink received a B.B.A. degree in international business and a M.B.A. degree in finance from the University of Oregon.

     Anthony J. Tomasello has served as our Executive Vice President and Chief Technical Officer since January 1999 and previously had served as Vice President, Operations since joining us in August 1990. For eight years prior to joining us, Mr. Tomasello was president and chief operating officer of Pi Enterprises and Orbital Systems, companies providing process and automation services. From 1980 to 1982, he served as vice president of operations for Spang and Company, an operating service firm specializing in resource recovery and recycling for manufacturing and process industries. Mr. Tomasello received a B.S. degree in mechanical engineering from the University of Pittsburgh.

     Jack W. Schuler has served as our Chairman of the Board of Directors since January 1990. From January 1987 to August 1989, Mr. Schuler served as president and chief operating officer of Abbott Laboratories, where he served as a director from April 1985 to August 1989. Mr. Schuler serves as a director of Chiron Corporation, Medtronic, Inc. and Ventana Medical Systems, Inc. He is a co-founder of Crabtree Partners LLC, a private investment firm in Lake Forest, Illinois, which was formed in June 1995.

Mr. Schuler received a B.S. degree in mechanical engineering from Tufts University and a M.B.A. degree from the Stanford University Graduate School of Business Administration.

     John P. Connaughton has served as a director since November 1999. He has been a managing director of Bain Capital, LLC since 1997 and a member of the firm since 1989. Prior to joining Bain Capital, LLC, Mr. Connaughton was a consultant at Bain & Company, where he worked in consumer products and health care strategy consulting. Mr. Connaughton serves as a director of Dade Behring, Inc., Datek Online Holdings, Inc., DealTime.com Ltd., Epoch Senior Living, The Island ECN, Inc. and Vivra, Inc. Mr. Connaughton received a B.S. degree in commerce from the University of Virginia and a M.B.A. degree from the Harvard University Graduate School of Business, where he was a Baker Scholar.

     Rod F. Dammeyer has served as a director since January 1998. He is the President of CAC, llc, a private company providing capital investment and management advisory services, and is the retired vice chairman of Anixter International, where he served from 1985 until February 2001, and the retired managing partner of Equity Group Corporate Investments, where he served from 1995 until June 2000. Mr. Dammeyer serves as a director of Arris Group, Inc., GATX Corporation, Peregrine Systems, Inc. and TeleTech Holdings, Inc., and as a trustee of The University of Chicago Hospitals and Health System and of Van Kampen Investments, Inc. closed-end funds. He received a B.S. degree from Kent State University.

     Patrick F. Graham has served as a director since May 1991. Mr. Graham is employed by The Gillette Company and is a director of Intelidata Technologies, Inc. He was a co-founder of Bain & Company, Inc., where he served in a number of positions from 1973 to 1997. He received a B.A. degree in economics from Knox College and a M.B.A. degree from the Stanford University Graduate School of Business Administration.

     John Patience has served as a director since our incorporation in March 1989. He is a co-founder and partner of Crabtree Partners LLC, a private investment firm in Lake Forest, Illinois, which was formed in June 1995. From January 1988 to March 1995, Mr. Patience was a general partner of Marquette Venture Partners, L.P., a venture capital fund which he co-founded and which led our initial capitalization. Mr. Patience serves as a director of Ventana Medical Systems, Inc. He received B.A. and LL.B. degrees from the University of Sydney in Sydney, Australia, and a M.B.A. degree from the Wharton School of Business of the University of Pennsylvania.

     Thomas R. Reusche has served as a director since November 1999. He is a managing director and co-founder of Madison Dearborn Partners, LLC. Prior to founding Madison Dearborn Partners, LLC in 1992, Mr. Reusche was a senior investment manager of First Chicago Venture Capital, which comprised the private equity investment activities of First Chicago Corporation, the holding company parent of First National Bank of Chicago. Mr. Reusche serves as a director of Hines Horticulture, Inc., Woods Equipment Company and a number of private companies. He has received an A.B. degree from Brown University and a M.B.A. degree from the Harvard University Graduate School of Business.

     Peter Vardy has served as a director since July 1990. He is the managing director of Peter Vardy & Associates, an international environmental consulting firm in Chicago, Illinois, which he founded in June 1990. From April 1973 to May 1990, Mr. Vardy served at Waste Management, Inc., where he was vice president, environmental management. Mr. Vardy received a B.S. degree in geological engineering from the University of Nevada.

     L. John Wilkerson, Ph.D. has served as a director since July 1992. Dr. Wilkerson is a general partner of Galen Partners, L.P. and Galen Partners International, L.P., affiliated health care venture capital funds, and serves as a director of Ventro Corp. and several privately held health care companies. Dr. Wilkerson received a B.S. degree in biological sciences from Utah State University and a Ph.D. degree in managerial economics and marketing research from Cornell University.

                 MANAGEMENT OWNERSHIP AND SELLING STOCKHOLDERS

MANAGEMENT OWNERSHIP

     The following table provides certain information regarding the beneficial ownership of our common stock as of October 1, 2001 by each of our directors, each of our executive officers and all of our directors and executive officers as a group. None of our directors and executive officers is selling any shares in this offering:

                                                         SHARES OWNED          PERCENTAGE
                                                      PRIOR TO AND AFTER          OWNED
                                                         OFFERING(1)        AFTER OFFERING(2)
                                                      ------------------   -------------------
Jack W. Schuler(3)..................................        917,589                  4.3%
Mark W. Miller(4)...................................        586,942                  2.8
John P. Connaughton(5)..............................             --                    *
Rod F. Dammeyer(6)..................................         18,097                    *
Patrick F. Graham(7)................................         17,818                    *
John Patience(8)....................................        227,984                  1.1
Thomas Reusche(9)...................................             --                    *
Peter Vardy(10).....................................        161,731                    *
L. John Wilkerson, Ph.D.(11)........................         45,262                    *
Richard T. Kogler(12)...............................         30,942                    *
Frank J.M. ten Brink(13)............................         66,956                    *
Anthony J. Tomasello(14)............................        110,571                    *
All directors and executive officers as a group (12
  persons)..........................................      2,183,892                 10.3%

---------------

  *  Less than 1%.

 (1) This column includes shares of common stock issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001.

 (2) The percentages in this column were calculated on the basis of an assumed total of 21,226,184 shares of common stock outstanding following completion of this offering, consisting of 15,686,321 shares outstanding as of October 1, 2001, 1,000,000 new shares sold by us in the offering, 1,700,000 shares sold by the selling stockholders in this offering following conversion of a portion of their shares of Series A convertible stock, and 2,839,863 shares issuable upon the conversion of the selling stockholders' remaining shares of Series A convertible preferred stock, assuming the conversion of all shares of Series A convertible preferred stock, including the shares converted in connection with this offering, as of October 1, 2001. In addition, shares of common stock issuable under stock options or warrants exercisable as of or within 60 days after October 1, 2001 are considered outstanding for purposes of computing the percentage of the person holding the option or warrant but are not considered outstanding for purposes of computing the percentage of any other person.

 (3) The shares shown as beneficially owned by Mr. Schuler include 58,924 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001 and 35,218 shares owned by his wife and trusts for the benefit of his children, with respect to which Mr. Schuler disclaims any beneficial ownership.

 (4) The shares shown as beneficially owned by Mr. Miller include 115,943 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001 and 76,346 shares owned by trusts for the benefit of his sons, with respect to which Mr. Miller disclaims beneficial ownership.

 (5) Mr. Connaughton is a managing director of Bain Capital, LLC. See
     "-- Selling Stockholders." Mr. Connaughton has assigned to Bain Capital, LLC all stock options granted to him under our Directors Stock Option Plan, of which options for 22,787 shares are exercisable as of or within 60 days after October 1, 2001. As a managing director of Bain Capital, LLC, Mr. Connaughton may be deemed to share voting and dispositive power with respect to the shares of our stock owned by the Bain Entities. Mr. Connaughton disclaims any beneficial interest in these stock options or shares except to the extent of any pecuniary interest arising from his managing directorship of Bain Capital, LLC.

 (6) The shares shown as beneficially owned by Mr. Dammeyer include 17,097 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001 and 1,000 shares owned by his wife, with respect to which Mr. Dammeyer disclaims beneficial ownership.

 (7) The shares shown as beneficially owned by Mr. Graham include 12,035 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001.

 (8) The shares shown as beneficially owned by Mr. Patience include 50,141 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001.

 (9) Mr. Reusche is a managing director of Madison Dearborn Partners, LLC. See "-- Selling Stockholders." Mr. Reusche has assigned to Madison Dearborn Partners, LLC all stock options granted to him under our Directors Stock Option Plan, of which options for 22,787 shares are exercisable as of or within 60 days after October 1, 2001. As a managing director of Madison Dearborn Partners, LLC, Mr. Reusche may be deemed to share voting and dispositive power with respect to the shares of our stock owned by the MDP Entities. Mr. Reusche disclaims any beneficial interest in these stock options or shares except to the extent of any pecuniary interest arising from his managing directorship of Madison Dearborn Partners, LLC.

(10) The shares shown as beneficially owned by Mr. Vardy include 61,735 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001 and 33,614 shares owned by trusts for the benefit of his children, with respect to which Mr. Vardy disclaims any beneficial ownership.

(11) The shares shown as beneficially owned by Dr. Wilkerson include 2,909 shares issuable upon the exercise of stock options exercisable as of or within 60 days after October 1, 2001, which he has assigned to Galen Advisors LLC. Dr. Wilkerson disclaims any beneficial interest in these stock options except to the extent of any pecuniary interest arising from his membership interest in Galen Advisors, LLC.

(12) The shares shown as beneficially owned by Mr. Kogler include 25,942 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001.

(13) The shares shown as beneficially owned by Mr. ten Brink include 58,496 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001.

(14) The shares shown as beneficially owned by Mr. Tomasello include 23,164 shares issuable upon the exercise of stock options or warrants exercisable as of or within 60 days after October 1, 2001.

SELLING STOCKHOLDERS

     The selling stockholders consist of investment funds associated with Bain Capital, LLC, or the Bain Entities, and investment funds associated with Madison Dearborn Partners, LLC, or the MDP Entities. The shares of our common stock covered by this prospectus that the MDP Entities and Bain Entities are selling are shares that we issued to them upon their conversion of a portion of their shares of our Series A convertible preferred stock. See "Description of Capital Stock -- Convertible Preferred Stock." If the underwriters' over-allotment option is exercised in full, the MDP Entities and the Bain Entities together will sell an additional 405,000 shares of our common stock, requiring the conversion of further shares of our convertible preferred stock.

     The following table provides the names of the selling stockholders, the number of shares of our common stock that each selling stockholder is selling. The table also provides the number of shares of our common stock that each selling stockholder owned immediately prior to this offering, and the number of shares and the percentage of outstanding shares that each selling stockholder will own after completion of this offering.

                                                                                   SHARES OWNED
                                                  SHARES     SHARES OWNED         AFTER OFFERING
                                                 OFFERED       PRIOR TO      -------------------------
                                                 FOR SALE    OFFERING(1)      NUMBER     PERCENTAGE(2)
                                                 --------   --------------   ---------   -------------
MDP Entities:
  Madison Dearborn Capital Partners III,
     L.P. .....................................  828,210      2,222,856      1,394,645        6.6%
  Madison Dearborn Special Equity III, L.P. ...   18,390         49,357         30,967          *
  Special Advisors Fund I, LLC.................    3,400          9,125          5,725          *
                                                 -------      ---------      ---------        ---
          Total................................  850,000      2,281,338      1,431,338        6.7%
Bain Entities:
  Bain Capital Fund VI, L.P. ..................  581,635      1,548,876        967,241        4.6
  BCIP Associates II...........................  102,833        274,015        171,182          *
  BCIP Associates II-B.........................   14,095         37,563         23,468          *
  BCIP Associates II-C.........................   30,217         80,466         50,250          *
  BCIP Trust Associates II.....................   29,563         78,552         48,989          *
  BCIP Trust Associates II-B...................    4,718         12,537          7,819          *
  PEP Investments Pty. Limited.................    1,939          5,163          3,224          *
  Brookside Capital Partners Fund L.P. ........   42,500        112,926         70,426          *
  Sankaty High Yield Partners II, L.P. ........   21,250         56,463         35,213          *
  Sankaty High Yield Asset Partners, L.P. .....   21,250         56,463         35,213          *
                                                 -------      ---------      ---------        ---
          Total................................  850,000      2,263,025      1,413,025        6.7%

---------------

* Less than 1%.

(1) Assumes the conversion as of October 1, 2001 of all 74,625 shares outstanding of our Series A convertible preferred stock, consisting of 37,500 shares owned by the MDP Entities and 37,125 shares owned by the Bain Entities.

(2) The percentages in this column were calculated on the basis of an assumed total of 21,226,184 shares of common stock outstanding following completion of this offering, consisting of 15,663,501 shares outstanding as of October 1, 2001, 1,000,000 new shares sold by us in the offering, 1,700,000 shares sold by the selling stockholders in this offering following conversion of a portion of their shares of Series A convertible stock, and 2,839,863 shares issuable upon the conversion of the selling stockholders' remaining shares of Series A convertible preferred stock, assuming the conversion of all shares of Series A convertible preferred stock, including the shares converted in connection with this offering, as of October 1, 2001.

     Thomas R. Reusche, who is a managing director of Madison Dearborn Partners, LLC, and John P. Connaughton, who is a managing director of Bain Capital, LLC, have served as two of our directors since November 1999 as the respective nominees of the MDP Entities and the Bain Entities. For a description of the arrangements that we have with the MDP Entities and the Bain Entities, see "Description of Capital Stock -- Preferred Stock."

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, of which 15,686,321 shares were issued and outstanding as of October 1, 2001, and 1,000,000 shares of convertible preferred stock, par value $.01 per share, 100,000 shares of which have been designated as Series A convertible preferred stock. We have issued 75,000 of these latter shares, of which 46,545 shares will remain issued and outstanding following completion of this offering.

COMMON STOCK

     As of October 1, 2001, there were 15,686,321 shares of our common stock outstanding. Our outstanding shares of common stock are validly issued, fully paid and nonassessable.

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders but do not have cumulative voting rights in respect of the election of directors. Subject to the preferences of any outstanding shares of convertible preferred stock, holders of common stock are entitled to receive dividends if, when and as declared by our Board of Directors out of legally available funds. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment or provision for payment of our liabilities and the preferences of any outstanding shares of convertible preferred stock. Holders of common stock have no preemptive or other subscription rights to purchase any additional securities, and there are no conversion rights or redemption or sinking fund provisions in respect of our common stock. All shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

CONVERTIBLE PREFERRED STOCK

     In November 1999, we issued and sold 75,000 shares of our Series A convertible preferred stock to the MDP Entities and the Bain Entities (including a partnership that converted its 375 shares prior to this offering) for $1,000 per share, or $75.0 million in the aggregate, in cash, less various fees and expenses. We used the net proceeds from the sale to finance a portion of the purchase price of our BFI acquisition.

     DIVIDENDS. The Series A convertible preferred stock bears preferential dividends, payable in additional shares of Series A convertible preferred stock, at the rate of 3.375% per annum from the date of issuance. Dividends accrue daily and accumulate annually on the anniversary date of the initial issuance. The Series A convertible preferred stock is also entitled to share pro rata with holders of common stock, on the basis of the number of shares of common stock into which the Series A convertible preferred Stock is convertible, in all other dividends and distributions.

     LIQUIDATION. Upon any liquidation, dissolution or winding up, holders of Series A convertible preferred stock are entitled to be paid, before any distribution or payment is made to holders of common stock, the greater of (i) the sum of $1,000 per share plus accumulated preferential dividends and accrued and unpaid dividends not yet accumulated (the "liquidation value") or (ii) the amount that would be payable if the Series A convertible preferred stock had been converted into common stock.

     VOTING. Holders of Series A convertible preferred stock are entitled to vote with holders of common stock as a single class on each matter submitted to a vote of our stockholders. Each share of Series A convertible preferred stock has a number of votes equal to the number of votes possessed by the common stock into which the Series A convertible preferred stock is convertible. As long as the MDP Entities and the Bain Entities and their affiliates hold 50% or more of the "underlying common stock" (i.e., the shares of common stock issuable, or previously issued, upon conversion of the Series A convertible preferred stock), they will have the right, voting as a separate class, to elect two directors to our Board of Directors. If MDP Entities and the Bain Entities and their affiliates cease to hold 50% but still hold 25% or more of the underlying common stock, they will have the right, voting as a separate class, to elect one director; and if they cease to hold 25% of the underlying common stock, their right to elect directors as a separate class will terminate. The sale of the shares of common stock being sold by the MDP Entities and the Bain Entities in this offering will not affect their right to elect two of our directors.

     CONVERSION. Each holder of Series A convertible preferred stock may at any time, upon 10 business days' notice, convert all or part of the holder's Series A Convertible preferred stock into shares of common stock. The price at which a holder may convert is $17.50 per share, subject to adjustment. The conversion price will be adjusted if (i) we issue or are deemed to issue additional shares of common stock for a price per share less than the conversion price or the market price at the time of issuance or (ii) we issue or are deemed to issue options, warrants or convertible securities with an exercise price or conversion price per share less than the conversion price or the market price at the time of issuance. The conversion price will also be adjusted in certain other circumstances.

     There will be no adjustment of the conversion price to the extent that in any fiscal year, we issue common stock in connection with acquisitions approved by the Board of Directors or grant or reprice stock options (at a price not lower than the market price at the time of grant or repricing), and the aggregate number of shares of common stock issued or for which options are granted or repriced does not exceed 4.0% of the shares of common stock outstanding on the last trading day of the prior fiscal year. For purposes of any adjustment to the conversion price, the "market price" per share for common stock is the average closing price over the 20 business day period preceding the date of determination.

     REDEMPTION AT OUR OPTION. Beginning in May 2002, if the closing price of our common stock exceeds 150% of the conversion price for 20 consecutive trading days, we may elect, upon at least 30 days' prior written notice, to redeem all (but not part) of the outstanding shares of Series A convertible preferred stock, subject to any holder's right to convert its shares into common stock prior to the redemption date. If we make such an election, the redemption price will equal the liquidation value to the date of redemption.

     REDEMPTION AT HOLDER'S OPTION. At any time after a change of control, or after the occurrence of a bankruptcy event which continues for 60 days, each holder of Series A convertible preferred stock may require us to redeem all or any part of the holder's shares at a price equal to the liquidation value per share, upon 15 days' prior written notice.

     COVENANTS AND RESTRICTIONS. Under the stock purchase agreement pursuant to which we sold the Series A convertible preferred stock to the MDP Entities and the Bain Entities, we agreed to various covenants and restrictions. These covenants and restrictions include our grant of preemptive rights to holders of Series A convertible preferred stock under certain circumstances and our agreement to provide them with specified financial and business information.

     REGISTRATION RIGHTS AGREEMENT. In connection with our sale of the Series A convertible preferred stock, we also entered into a registration rights agreement with the MDP Entities and the Bain Entities. This agreement requires us, at the request of holders of a majority of the underlying common stock, to register all or any portion of their shares under the Securities Act in an underwritten public offering. Holders of Series A convertible preferred stock are limited to three such registrations. The agreement also grants holders of Series A convertible preferred stock "piggyback" registration rights. In all registrations (with certain limited exceptions), we will be required to pay the expenses of registration of the holders of Series A convertible preferred stock (excluding the underwriting discounts and commissions).

     CORPORATE GOVERNANCE AGREEMENT. At the closing in November 1999 of our sale of Series A convertible preferred stock to the Bain Entities and the MDP Entities, we also entered into a corporate governance agreement. This agreement contains, among other provisions, provisions intended to implement the right of the Bain Entities and the MDP Entities to elect directors to our board. The agreement requires us to nominate their two designees for election to our Board of Directors, and if our stockholders fail to elect a nominated designee, to appoint the nominated designee as a director (increasing the number of our directors to permit the appointment, if necessary).

     The corporate governance agreement also provides that until the earlier of
(i) the date on which MDP Entities and the Bain Entities and their permitted transferees cease to own any Series A convertible preferred stock, (ii) the date on which they have completed a distribution of the Series A convertible preferred stock to their partners or (iii) the first anniversary of closing, the MDP Entities and the Bain

Entities and their transferees and affiliates will not acquire beneficial ownership of more than 30% of our voting power or acquire or attempt to acquire control of us, except in response to a proposal that has been made to the stockholders that would materially and adversely affect them.

     In addition, the corporate governance agreement contains specified restrictions, for a period of five years, on the ability of the MDP Entities and the Bain Entities to transfer their shares of Series A convertible preferred stock (but not the shares of common stock issuable upon conversion of those shares). The agreement also provides that the approval of holders of a majority of the underlying common stock is required for us to: (1) engage in mergers, acquisitions or divestitures of specified sizes, (2) enter into contracts with our officers, directors, employees or affiliates, except for ordinary employment contracts, benefit plans and transactions with our subsidiaries, and (3) incur indebtedness or issue specified capital stock that would cause our fixed charge coverage ratio to be less than 2.0 to 1.0.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 18,386,321 shares of common stock outstanding (based upon shares outstanding as of October 1, 2001). Of these shares, approximately 16,602,841 shares, including the 2,700,000 shares offered hereby (or approximately 17,007,841 shares if the underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act. All of the remaining 1,783,480 shares are eligible for sale under Rule 144 on the date of this offering.

     Our executive officers and directors and the selling stockholders, who together will hold 4,597,369 shares of common stock upon completion of this offering (all of which are eligible for sale under Rule 144 on the date of this offering), have entered into lock-up agreements with the Credit Suisse First Boston Corporation, on behalf of the underwriters, pursuant to which the holders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, any of their shares of common stock, or any shares that they may acquire through the exercise of stock options or warrants or, in the case of the selling stockholders, upon conversion of their shares of Series A convertible preferred stock, or to exercise any of their registration rights in respect of their stock, for a period of 90 days beginning on the date of this Offering without the prior written consent of Credit Suisse First Boston Corporation on behalf of the underwriters. See "Underwriting."

     Our registration rights agreement with the MDP Entities and the Bain Entities requires us, at the request of holders of a majority of the underlying common stock, to register all or any portion of their shares under the Securities Act in an underwritten public offering. Following the expiration of the 90-day lock-up agreements with Credit Suisse First Boston Corporation entered into by the selling stockholders, 2,839,863 shares will be subject to the registration rights of the selling stockholders, assuming the conversion of all shares of our Series A convertible preferred stock as of October 1, 2001. See "Description of Capital Stock -- Convertible Preferred Stock -- Registration Rights Agreement" and "Underwriting."

                                  UNDERWRITING

UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting
agreement dated November   , 2001 we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, UBS Warburg LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and William Blair & Company, L.L.C. are acting as representatives, the following respective numbers of shares of common stock:


                                                              NUMBER OF
                                                               SHARES
                        UNDERWRITER                           ---------
Credit Suisse First Boston Corporation......................
UBS Warburg LLC.............................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Bear, Stearns & Co. Inc. ...................................
William Blair & Company, L.L.C. ............................
                                                              --------
             Total..........................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling stockholders have granted to the underwriters a 30-day option to purchase up to 405,000 additional outstanding shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                   PER SHARE                           TOTAL
                                        -------------------------------   -------------------------------
                                           WITHOUT            WITH           WITHOUT            WITH
                                        OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                        --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us..........................     $                $                $                $
Expenses payable by us(1).............     $                $                $                $
Underwriting Discounts and Commissions
  paid by selling stockholders........     $                $                $                $

---------------

(1) Includes the expenses of the selling stockholders, which we have agreed to pay under the registration rights agreement that we have entered into with them. See "Description of Capital Stock -- Convertible Preferred
    Stock -- Registration Rights Agreement."

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, it being understood and agreed that we may continue to grant stock options in the ordinary course of business under our stock option plans and may issue stock upon the exercise of stock options granted in the ordinary course of business under our stock option plans or upon the exercise of warrants outstanding as of the date of the initial public offering of the common stock offered pursuant to this prospectus or upon the conversion of shares of our Series A convertible preferred stock outstanding as of the date of the initial public offering of the common stock offered pursuant to this prospectus.

     Our officers and directors and certain of our existing stockholders, including the selling stockholders, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     DLJ Capital Funding Inc., which serves as the syndication arranger for the lenders, the lead arranger and the book manager, under our existing senior secured credit facility, is an affiliate of Credit Suisse First Boston Corporation.

     Credit Suisse First Boston Corporation, through its investment funds, CSFB Fund Investments VI, L.P., CSFB Fund Investments 1998, L.P., DLJ Fund Investment Partners II, L.P., DLJ Private Equity Partners, L.P., and DLJ Private Equity Employee Fund, L.P., is an investor in one of the Madison Dearborn funds. Donaldson Lufkin & Jenrette Securities Corporation, an affiliate of Credit Suisse First Boston Corporation, was the placement agent in our sale of $125 million of 12 3/8% senior subordinated notes due 2009. We have engaged, and may in the future engage, Credit Suisse First Boston Corporation in investment banking transactions for which they receive customary compensation. Credit Suisse First Boston Corporation currently makes a market in both our debt and equity securities.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate CSFBdirect Inc., an on-line broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us the selling shareholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION -- ONTARIO PURCHASERS

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby are being passed upon for us by Johnson and Colmar, Chicago, Illinois and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, Bain Capital, LLC and some of its affiliates in connection with legal matters. Some partners of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the underwriters, are members in a limited liability company that is an investor in one of the Bain Capital funds.

                                    EXPERTS

     The consolidated financial statements of Stericycle, Inc. and Subsidiaries at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other documents with the Securities and Exchange Commission, or the SEC. You may read and copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. You may obtain information about the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330.

     The SEC maintains an Internet website that provides access to the documents that we have filed with the SEC. The SEC's website is http://www.sec.gov. A link to the SEC's website appears on our own website, http://www.stericycle.com.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock to be sold in this offering. The SEC allows us to "incorporate by reference" into this prospectus the documents that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and documents that we file with the SEC in the future will automatically update and supersede prior information, including information contained in or incorporated by reference into this prospectus.

     We incorporate by reference the following documents, as well as any other documents that we file with the SEC in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock offered under this prospectus has been sold:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001, and on Form 10-Q/A (filed on August 15, 2001) for the quarter ended June 30, 2001;

     - our Current Report on Form 8-K, filed on October 15, 2001;


     - our Current Report on Form 8-K, filed on November 2, 2001;


     - our Current Report (Amended) on Form 8-K/A, filed on December 29, 1999;
       and

     - the description of our common stock in the Registration Statement on Form 8-A that we filed on August 21, 1996, together with any amendment or report that we may file for the purpose of updating this description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

                                  Stericycle, Inc.
                                  28161 North Keith Drive
                                  Lake Forest, Illinois 60045
                                  Attention: Investor Relations
                                  Telephone: (847) 607-2012

                       STERICYCLE, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors, Ernst & Young LLP...........   F-2
Consolidated Balance Sheets at December 31, 1999 and 2000...   F-3
Consolidated Statements of Operations for Each of the Years
  in the Three-Year Period Ended December 31, 2000..........   F-4
Consolidated Statements of Cash Flows for Each of the Years
  in the Three-Year Period Ended December 31, 2000..........   F-5
Consolidated Statements of Changes in Shareholders' Equity
  for Each of the Years in the Three-Year Period Ended
  December 31, 2000.........................................   F-6
Notes to Consolidated Financial Statements..................   F-7
Schedule II -- Valuation and Allowance Accounts.............  F-33
Condensed Consolidated Balance Sheet at June 30, 2001
  (Unaudited)...............................................  F-34
Condensed Consolidated Statements of Income for the Six
  Months Ended June 30, 2000 and 2001 (Unaudited)...........  F-35
Condensed Consolidated Statements of Cash Flows for the Six
  Months Ended June 30, 2000 and 2001 (Unaudited)...........  F-36
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................  F-37

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Stericycle, Inc.

     We have audited the accompanying consolidated balance sheets of Stericycle, Inc. and Subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stericycle, Inc. and Subsidiaries at December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            Ernst & Young LLP

Chicago, Illinois
February 23, 2001

                       STERICYCLE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999           2000
                                                              ----------     ----------
                                                              (IN THOUSANDS, EXCEPT FOR
                                                              SHARE AND PER SHARE DATA)
                                        ASSETS


Current assets:
  Cash and cash equivalents.................................   $ 19,344       $  2,666
  Short-term investments....................................        285            281
  Accounts receivable, less allowance for doubtful accounts
    of $980 in 1999 and $3,625 in 2000......................     48,284         71,225
  Parts and supplies........................................      2,035          3,216
  Prepaid expenses..........................................        863          1,858
  Other.....................................................      6,729         11,765
                                                               --------       --------
         Total current assets...............................     77,540         91,011
                                                               --------       --------
Property, plant and equipment:
  Land......................................................      7,308          7,486
  Buildings and improvements................................     29,123         26,565
  Machinery and equipment...................................     50,011         54,040
  Office equipment and furniture............................      5,182          6,515
  Construction in progress..................................        386          3,834
                                                               --------       --------
                                                                 92,010         98,440
  Less accumulated depreciation.............................    (16,898)       (24,532)
                                                               --------       --------
         Property, plant and equipment, net.................     75,112         73,908
                                                               --------       --------
Other assets:
  Goodwill, less accumulated amortization of $7,974 in 1999
    and $24,507 in 2000.....................................    421,001        418,790
  Other.....................................................     22,133         14,273
                                                               --------       --------
         Total other assets.................................    443,134        433,063
                                                               --------       --------
         Total assets.......................................   $595,786       $597,982
                                                               ========       ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
  Current portion of long term debt.........................   $  5,741       $  5,097
  Accounts payable..........................................     14,347         14,444
  Due to seller.............................................      3,576          1,631
  Accrued compensation......................................      7,569          3,887
  Accrued acquisition related expenses......................      7,101          3,766
  Accrued liabilities.......................................     12,206         13,783
  Deferred revenue..........................................        142            505
                                                               --------       --------
         Total current liabilities..........................     50,682         43,113
                                                               --------       --------
Long-term debt, net of current portion......................    355,444        345,104
Other liabilities...........................................      2,351          3,628
Redeemable preferred stock:
  Series A convertible preferred stock (par value $.01 per
    share, 100,000 shares authorized, 75,000 shares
    outstanding in 1999 and 2000, liquidation preference of
    $75,340 and $77,883 at December 31, 1999 and 2000,
    respectively)...........................................     69,195         71,437
Common shareholders' equity:
  Common stock (par value $.01 per share, 30,000,000 shares
    authorized, 14,734,106 issued and outstanding in 1999,
    15,208,866 issued and outstanding in 2000)..............        147            152
  Additional paid-in capital-common stock...................    136,691        141,304
  Accumulated deficit.......................................    (18,724)        (6,756)
                                                               --------       --------
         Total shareholders' equity.........................    118,114        134,700
                                                               --------       --------
         Total liabilities and shareholders' equity.........   $595,786       $597,982
                                                               ========       ========

   The accompanying notes are an integral part of these financial statements.

                       STERICYCLE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                             1998             1999             2000
                                                        --------------   --------------   --------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues..............................................   $    66,681      $   132,848      $   323,722
Costs and expenses:
  Cost of revenues....................................        45,328           86,123          196,345
  Selling, general and administrative.................        14,929           26,480           59,457
  Acquisition-related costs...........................            --            7,961            4,454
                                                         -----------      -----------      -----------
          Total costs and expenses....................        60,257          120,564          260,256
                                                         -----------      -----------      -----------
Income from operations................................         6,424           12,284           63,466
Other income (expense):
  Interest income.....................................           713            1,144              558
  Interest expense....................................          (777)          (6,195)         (39,785)
  Other income, net...................................             1              565             (423)
                                                         -----------      -----------      -----------
          Total other income (expense)................           (63)          (4,486)         (39,650)
                                                         -----------      -----------      -----------
Income before income taxes............................         6,361            7,798           23,816
Income tax expense (benefit)..........................           648           (6,170)           9,305
                                                         -----------      -----------      -----------
Net income............................................   $     5,713      $    13,968      $    14,511
                                                         ===========      ===========      ===========
Earnings per share -- basic...........................   $      0.54      $      0.96      $      0.80
                                                         ===========      ===========      ===========
Earnings per share -- diluted.........................   $      0.51      $      0.92      $      0.72
                                                         ===========      ===========      ===========
Weighted average number of common shares outstanding--
  basic...............................................    10,647,086       14,240,084       14,879,103
                                                         ===========      ===========      ===========
Weighted average number of common shares outstanding--
  diluted.............................................    11,263,528       15,241,778       20,092,844
                                                         ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                       STERICYCLE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998       1999        2000
                                                              --------   ---------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income..................................................  $  5,713   $  13,968   $ 14,511
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Issuance of warrants......................................        --         192        160
  Depreciation and amortization.............................     4,064       9,879     23,469
  Deferred income taxes.....................................        --      (7,119)        --
Change in operating assets and liabilities, net of effects
  of acquisitions:
  Accounts receivable.......................................    (1,884)    (31,595)   (21,979)
  Parts and supplies........................................      (420)        526       (881)
  Prepaid expenses..........................................        58         320     (1,085)
  Other assets..............................................       302      (1,759)    (1,737)
  Accounts payable..........................................     1,781       7,845         66
  Due to seller.............................................        --       3,576     (1,353)
  Tax benefit of disqualifying dispositions of stock
     options................................................        --          --      1,059
  Accrued liabilities.......................................    (6,223)     17,980     (2,124)
  Deferred revenue..........................................     1,471      (2,036)       363
                                                              --------   ---------   --------
          Net cash provided by operating activities.........     4,862      11,777     10,469
                                                              --------   ---------   --------
INVESTING ACTIVITIES:
Payments for acquisitions and international investments, net
  of cash acquired..........................................   (19,775)   (422,280)    (4,516)
Proceeds from sale of property..............................       405          --         --
Proceeds from maturity of short-term investments............        --         447        502
Purchases of short-term investments.........................       (41)         --         --
Capital expenditures........................................    (4,342)     (3,795)   (11,586)
                                                              --------   ---------   --------
          Net cash used in investing activities.............   (23,753)   (425,628)   (15,600)
                                                              --------   ---------   --------
FINANCING ACTIVITIES:
Net proceeds and repayment from bank lines of credit........    16,386     (16,359)     5,000
Net proceeds and repayment from subordinated debt...........     2,750      (2,750)        --
Proceeds from long term bank debt...........................        --     225,000         --
Proceeds from senior subordinated debt......................        --     125,000         --
Repayment of long term debt.................................    (3,189)     (4,366)   (16,428)
Payments of deferred financing costs........................      (218)    (10,828)      (631)
Principal payments on capital lease obligations.............    (1,273)       (290)    (1,487)
Net proceeds from secondary public offering of common
  stock.....................................................        --      47,158         --
Net proceeds from (payments related to) issuance of
  preferred stock...........................................        --      68,855       (300)
Proceeds from other issuances of common stock...............       344         492      2,299
                                                              --------   ---------   --------
          Net cash provided by (used in) financing
            activities......................................    14,800     431,912    (11,547)
                                                              --------   ---------   --------
          Net increase (decrease) in cash and cash
            equivalents.....................................    (4,091)     18,061    (16,678)
          Cash and cash equivalents at beginning of
            period..........................................     5,374       1,283     19,344
                                                              --------   ---------   --------
          Cash and cash equivalents at end of period........  $  1,283   $  19,344   $  2,666
                                                              ========   =========   ========
Non-cash activities:
  Net issuances of notes payable for certain acquisitions...  $    195   $     103   $    250
  Net issuances of common stock and warrants for certain
     acquisitions...........................................  $  2,568   $   3,043   $  1,260

   The accompanying notes are an integral part of these financial statements

                       STERICYCLE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

                                                                        NOTES
                                                                      RECEIVABLE
                                                                         FOR                      TOTAL
                                  ISSUED AND             ADDITIONAL     COMMON                    SHARE-
                                  OUTSTANDING             PAID-IN       STOCK      ACCUMULATED   HOLDERS'
                                    SHARES      AMOUNT    CAPITAL     PURCHASES      DEFICIT      EQUITY
                                  -----------   ------   ----------   ----------   -----------   --------
                                                              (IN THOUSANDS)
BALANCES AT DECEMBER 31, 1997...    10,473       $105     $ 82,986       $(4)       $(38,061)    $ 45,026
Issuance of common stock for
  exercise of options and
  warrants and employee stock
  purchases.....................       226          2          342        --              --          344
Common stock issued for
  acquisitions..................       167          2        2,566        --              --        2,568
Principal payments under note
  receivable....................        --         --           --         4              (4)          --
          Net income............        --         --           --        --           5,713        5,713
                                    ------       ----     --------       ---        --------     --------
BALANCES AT DECEMBER 31, 1998...    10,866        109       85,894        --         (32,352)      53,651
Issuance of common stock for
  exercise of options and
  warrants and employee stock
  purchases.....................       148          1          633        --              --          634
Common stock issued for
  acquisitions..................       220          2        3,041        --              --        3,043
Secondary public offering of
  common stock (net of offering
  costs)........................     3,500         35       47,123        --              --       47,158
Preferred dividends.............        --         --           --        --            (340)        (340)
          Net income............        --         --           --        --          13,968       13,968
                                    ------       ----     --------       ---        --------     --------
BALANCES AT DECEMBER 31, 1999...    14,734        147      136,691        --         (18,724)     118,114
Issuance of common stock for
  exercise of options and
  warrants and employee stock
  purchases.....................       449          5        2,294        --              --        2,299
Common stock and warrants issued
  for acquisitions..............        26         --        1,260        --              --        1,260
Tax benefit of disqualifying
  dispositions of stock
  options.......................        --         --        1,059        --              --        1,059
Preferred dividends.............        --         --           --        --          (2,543)      (2,543)
          Net income............        --         --           --        --          14,511       14,511
                                    ------       ----     --------       ---        --------     --------
BALANCES AT DECEMBER 31, 2000...    15,209       $152     $141,304       $--        $ (6,756)    $134,700
                                    ======       ====     ========       ===        ========     ========

   The accompanying notes are an integral part of these financial statements

                       STERICYCLE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

     Unless the context requires otherwise, "we," "us" or "our" refers to Stericycle, Inc. and its subsidiaries on a consolidated basis.

NOTE 1 -- DESCRIPTION OF BUSINESS

     We provide regulated medical waste collection, transportation, and treatment services to our customers and related training, education and compliance programs and consulting services. We also sell ancillary supplies and transport pharmaceuticals, photographic chemicals, lead foil and amalgam for recycling in selected geographic service areas. We are also expanding into international markets through joint ventures and by licensing our proprietary technology and selling associated equipment.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation:

     The consolidated financial statements include the accounts of Stericycle, Inc. and its wholly-owned subsidiaries, Stericycle of Arkansas, Inc., Stericycle of Washington, SWD Acquisitions Corporation, Environmental Control Co., Inc. ("ECCO"), Waste Systems, Inc. ("WSI") (the majority shareholder of 3CI Complete Compliance Corporation), Med Tech Environmental Ltd. ("Med-Tech"), BFI Medical Waste, Inc. ("BFI"), BFI Medical Waste, Inc. (Puerto Rico) as well as our 64% ownership in Medam (a Mexican company). All significant intercompany accounts and transactions have been eliminated. In addition, we have a 33% ownership in Medam B.A. Srl (an Argentine company) and a 26.5% ownership in Evertrade Medical Waste (Pty) Ltd. (a South African company) which are both accounted for using the equity method.

  Revenue Recognition:

     We recognize revenue at the time of medical waste collection. Revenue and costs on contracts to supply our proprietary treatment equipment are accounted for by the percentage of completion method, whereby income is recognized based on the estimated stage of completion of the individual contract.

  Cash Equivalents and Short-Term Investments:

     We consider all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. Short-term investments consist of highly liquid investments in corporate debt obligations which mature in less than one year and are classified as held-to-maturity. These obligations are stated at amortized cost, which approximates fair market value. Interest income is recognized as earned.

  Property, Plant and Equipment:

     Property, plant and equipment are stated at cost. Depreciation and amortization, which include the depreciation of assets recorded under capital leases, are computed using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements............................  10 to 30 years
Machinery and equipment...............................   3 to 10 years
Office equipment and furniture........................   5 to 10 years
Software..............................................    3 to 7 years

  Goodwill:

     Goodwill is amortized using the straight-line method over 25 years except for the goodwill related to our acquisition of the medical waste business of Browning-Ferris Industries, Inc. (the "BFI acquisition"),

                       STERICYCLE, INC. AND SUBSIDIARIES
which is being amortized over 40 years. Amortization expense for 1998, 1999 and 2000 related to goodwill was approximately $1.5 million, $4.3 million and $13.8 million, respectively. We continually evaluate the value and future benefits of our goodwill. We assess recoverability from future operations using cash flows of the related acquired business as a measure. Under this approach, the carrying value of goodwill would be reduced if it becomes probable that our best estimate for expected undiscounted future cash flows of the related business would be less than the carrying amount of goodwill over its remaining amortization period. For the three-year period ended December 31, 2000, there were no adjustments to the carrying amounts of goodwill resulting from these evaluations.

  New Plant Development and Permitting Costs:

     We expense costs associated with the operation of new plants prior to the commencement of services to customers and all initial and most on-going costs related to permitting.

  Income Taxes:

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Financial Instruments:

     Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and payable and long-term debt. The fair values of these financial instruments were not materially different from their carrying values. Financial instruments which potentially subject us to concentrations of credit risk consist principally of accounts receivable. Credit risk on trade receivables is minimized as a result of the large size of our customer base. No single customer represents greater than 1% of total accounts receivable. We perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses. These losses, when incurred, have been within the range of our expectations.

  Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Derivative Reporting:

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the consolidated balance sheets at fair value and establishes criteria for hedges of changes in fair value of assets, liabilities or firm commitments, hedges of variable cash flows of forecasted transactions and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the consolidated statement of operations. This statement was effective for us beginning January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on us.

                       STERICYCLE, INC. AND SUBSIDIARIES

  Segment Reporting:

     Effective January 1, 1998, we adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related enterprise-wide disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect our results of operations or financial position, but did affect our disclosures. Our operating segments (Stericycle, Inc., BFI, WSI and Med Tech) have similar economic characteristics and are similar in the nature of their products and services, treatment processes, types of customers, methods of distribution of services, and nature of their regulatory environments. Based on this conclusion, we have not presented segment disclosure information. We have provided our enterprise-wide disclosures in Note 14.

NOTE 3 -- INCOME TAXES

     At December 31, 2000, we had net operating loss carryforwards for federal income tax purposes of approximately $9.4 million (excluding 3CI and Med-Tech), which expire beginning in 2006. Based on the Internal Revenue Code of 1986, as amended, and changes in our ownership, utilization of the net operating loss carryforwards is subject to annual limitations which could significantly restrict or partially eliminate the utilization of the net operating losses. Additionally, we have an alternative minimum tax credit carryforward of $0.3 million available indefinitely as well as a foreign tax credit of approximately $2.2 million which will begin to expire beginning in 2004.

     Significant components of our income tax expense (benefit) for the years ended December 31, 1998, 1999 and 2000 are as follows:

                                                     1998        1999          2000
                                                   --------   -----------   ----------
Deferred
  Federal........................................  $     --   $(6,015,000)  $4,450,000
  State..........................................        --    (1,104,000)     530,000
                                                   --------   -----------   ----------
                                                         --    (7,119,000)   4,980,000
Current
  Federal........................................   243,000       100,000    3,165,000
  State..........................................   405,000       849,000    1,160,000
                                                   --------   -----------   ----------
          Total Provisions.......................  $648,000   $(6,170,000)  $9,305,000
                                                   ========   ===========   ==========

     A reconciliation of the income tax provision computed at the federal statutory rate to the effective tax rate for the years ended December 31, 1998, 1999 and 2000 is as follows:

                                                            1998       1999      2000
                                                            -----     ------     ----
Federal statutory income tax rate.........................   34.0%      34.0%    35.0%
Effect of:
  State taxes, net of federal tax effect..................    4.0        7.6      5.0
  Alternative minimum taxes...............................    3.8         --       --
  Non deductible goodwill amortization....................    1.8        3.9      0.4
  Change in valuation allowance...........................  (33.4)    (126.9)    (1.2)
  Other...................................................     --        2.3     (0.1)
                                                            -----     ------     ----
Effective tax rate........................................   10.2%     (79.1)%   39.1%

                       STERICYCLE, INC. AND SUBSIDIARIES

     Paid income taxes were $1,030,000, $2,014,000 and $1,966,000 in 1998, 1999 and 2000, respectively.

     Our deferred tax liabilities and assets as of December 31, 1999 and 2000 are as follows:

                                                               1999           2000
                                                            -----------   ------------
Deferred tax liabilities:
  Property, plant, and equipment..........................  $(2,511,000)  $ (3,085,000)
  Goodwill................................................   (4,014,000)    (6,861,000)
  Other...................................................     (201,000)    (2,127,000)
                                                            -----------   ------------
          Total deferred tax liabilities..................   (6,726,000)   (12,073,000)
Deferred tax assets:
  Accrued liabilities.....................................    2,561,000      3,807,000
  Other...................................................    1,538,000      2,291,000
  Net operating tax loss carryforward.....................   19,095,000     16,378,000
Alternate minimum tax credit carryforward.................      238,000        324,000
                                                            -----------   ------------
          Total deferred tax assets.......................   23,432,000     22,800,000
                                                            -----------   ------------
          Net deferred tax assets.........................   16,706,000     10,727,000
Valuation allowance.......................................   (9,587,000)    (8,588,000)
                                                            -----------   ------------
          Net deferred tax assets.........................  $ 7,119,000   $  2,139,000
                                                            ===========   ============

     During the fourth quarter of 1999, we re-evaluated the estimated amount of valuation allowance required in light of the profitability achieved in 1997, 1998 and 1999 as well as the improved profitability expected in future years as a result of the BFI acquisition in November 1999. As a result, we reduced the valuation allowance on deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes," to an amount that we believe is more likely than not of being recovered. Accordingly, an income tax benefit of approximately $6.3 million was reflected in the fourth quarter. The amount of net deferred tax assets estimated to be recoverable was based upon our assessment of the likelihood of near term operating income coupled with uncertainties with respect to the impact of future market conditions. At December 31, 1999 and 2000, the valuation allowance relates principally to the net operating loss carryforward at 3CI.

NOTE 4 -- ACQUISITIONS

     During the year ended December 31, 2000, we purchased customer lists and selected other assets of seven medical waste management businesses. The aggregate purchase price for these acquisitions was approximately $3.2 million, of which $2.4 million was paid in cash, $0.5 million was paid by the issuance of unregistered shares of our common stock, and $0.3 million was paid by the issuance of promissory notes. In certain cases, the purchase price is subject to downwards adjustment if revenues from customer contracts acquired do not reach certain specified levels.

     On July 1, 2000 we increased our ownership in our Mexico joint venture, Medam S.A. de C.V. ("Medam"), to 64% from 49% by purchasing an additional 15% interest from our co-venturer. We paid the purchase price of $1.6 million by combination of cash installment payments and warrants to purchase common stock. The increase in ownership changes our accounting method for the joint venture from the equity to the consolidation method beginning July 1, 2000.

     In November 1999, we completed the acquisition from Allied Waste Industries, Inc. ("Allied") of the medical waste business of Browning-Ferris Industries, Inc. ("BFI") in the United States, Canada and Puerto Rico. Prior to our acquisition, BFI had been the largest provider of regulated medical waste services in the United States, with revenues of $201.7 million for the 12 months ended June 30, 1999. The

                       STERICYCLE, INC. AND SUBSIDIARIES
purchase price for our acquisition was $410.5 million in cash. We paid the purchase price from the following sources, in addition to cash on hand: (i) $225.0 million in borrowings under the term loan facilities of a new senior credit facility that we established with DLJ Capital Funding, Inc., Bankers Trust Company and Bank of America, N.A.; (ii) $125.0 million in proceeds from the sale of 12 3/8% senior subordinated notes due 2009; and (iii) $75.0 million in proceeds from the issuance of new Series A Convertible Preferred Stock to investment funds affiliated with Bain Capital, LLC and Madison Dearborn Partners, LLC. These transactions were completed concurrently with the completion of our acquisition of the BFI medical waste business. See Note
5 -- Long Term Debt -- Senior Credit Facility and -- Senior Subordinated Notes and Note 10 -- Series A Preferred Stock.

     In addition, during the year ended December 31, 1999, we purchased the customer lists and selected other assets of 13 medical waste management businesses. The aggregate purchase price for these acquisitions was approximately $8.2 million, of which $6.5 million was paid in cash, $1.6 million was paid by the issuance of unregistered shares of our common stock, and $0.1 million was paid by the issuance of promissory notes. In addition, we assumed certain liabilities of the sellers aggregating approximately $0.1 million. In certain cases, the purchase price is subject to downwards adjustment if revenues from customer contracts acquired do not reach certain specified levels.

     In December 1998 and January 1999, we acquired all of the outstanding stock and warrants of Med-Tech Environmental Ltd. ("Med-Tech"). Med-Tech, which is located in Toronto, Canada, provides medical waste management services in Canada and the northeastern United States. We paid a total of approximately $3.1 million in cash for the Med-Tech shares and warrants that we acquired. In October 1998, we purchased Med-Tech's junior secured indebtedness of approximately $3.6 million, paying the face value of the acquired debt, in the form of $2.9 million in cash and 36,940 shares of Common Stock, and replacing a letter of credit of approximately $1.6 million (which was returned in January
1999).

     In October 1998, we acquired all the outstanding capital stock of Waste Systems, Inc. ("WSI"). The purchase price was $10.0 million in cash and the grant of certain exclusive negotiation and first refusal rights to the sellers in respect of the purchase, for installation and operation in the Federal Republic of Germany, of medical waste treatment units incorporating our proprietary ETD technology. WSI owns approximately 55.5% of the common stock and all of the preferred stock of 3CI Complete Compliance Corporation ("3CI"), which provides regulated medical waste management services in the southeastern United States. 3CI's common stock is traded over-the-counter under the symbol "TCCC." WSI also owns a secured promissory note from 3CI which, as amended in December, 1998, is payable to WSI in the principal amount of approximately $5.6 million on or before March 31, 2001.

     In addition, during 1998, we acquired customer contracts and certain assets of 10 regulated medical waste businesses. The purchase price for these six acquisitions was paid in the form of cash, issuance of our common stock, assumption of liabilities, and in two cases delivery of notes payable in 1998.

     For financial reporting purposes these acquisition transactions were accounted for using the purchase method of accounting. The total purchase price for 1998, 1999 and 2000 of $22.5 million, $424.4 million and $3.1 million respectively, net of cash acquired, was allocated to assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition. The total purchase price of 1998, 1999, and 2000 acquisitions includes the value of 167,000, 220,058 and 26,000 shares respectively, of our common stock issued to the sellers. The excess of the purchase price over the fair market value of the net assets acquired is reflected in the accompanying Consolidated Balance Sheets as goodwill. The results of operations of these acquired businesses are included in the Consolidated Statement of Operations from the date of the acquisition. The effect of these acquisitions would not have a significant effect on our operations, except for the BFI, Med-Tech, and Waste Systems acquisitions.

                       STERICYCLE, INC. AND SUBSIDIARIES

     The following unaudited pro forma results of the operations assumes that the BFI acquisition occurred as of January 1, 1999 after giving effect to certain adjustments including amortization of goodwill, increased interest expense on debt incurred in connection with the acquisitions and adjustments to record incremental recurring costs associated with the consolidation of the operations as the historical results of operations of BFI did not reflect these costs:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1999
                                                              ---------------------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Pro forma revenues..........................................        $304,386
Pro forma net income*.......................................          20,277
Pro forma diluted net income per share*.....................            1.07

---------------

* includes a tax benefit of $6.3 million in 1999

     The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions taken place at the beginning of the period indicated or of future results of operations.

NOTE 5 -- LONG TERM DEBT

     Long term debt consists of the following at December 31:

                                                                1999       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Industrial development revenue bonds........................  $  1,145   $    990
Obligations under capital leases............................     6,140      4,749
Notes payable to bank.......................................   225,000    215,456
Senior subordinated debt....................................   125,000    125,000
Notes payable...............................................     3,900      4,006
                                                              --------   --------
                                                               361,185    350,201
Less: current portion.......................................     5,741      5,097
                                                              --------   --------
          Total.............................................  $355,444   $345,104
                                                              ========   ========

     In connection with our May 1997 purchase of ECCO's stock, a 10-year note for $2,300,000 was issued to the owners of ECCO. The note is payable in 10 equal annual installments due on May 1 of each year starting in 1998. The note bears interest at the rate of 6.86% per annum.

     During 1992, we entered into an obligation to finance the development of our Woonsocket, Rhode Island facility. The development and purchase of substantially all of the property and equipment for the facility was financed from the issuance of industrial development revenue bonds. The bonds are due in various amounts through 2017 at fixed interest rates ranging from 6.5% to 7.375% and are collateralized by the property and equipment at the facility. The terms of an agreement entered into in connection with the issuance of the bonds contain, among other provisions, requirements for maintaining defined levels of working capital and various financial ratios including debt to net worth.

                       STERICYCLE, INC. AND SUBSIDIARIES

     Payments due on long-term debt excluding capital lease obligations, during each of the five years subsequent to December 31, 2000 are as follows:

                                                         (IN THOUSANDS)
2001..................................................      $  4,143
2002..................................................        15,588
2003..................................................        17,283
2004..................................................        19,148
2005..................................................        23,685
Thereafter............................................       265,605

     The company paid interest of $0.7 million, $2.2 million and $37.9 million for the fiscal years ended December 31, 1998, 1999 and 2000, respectively.

     At December 31, 2000 property under capital leases included with property, plant and equipment in the accompanying Consolidated Balance Sheet is as follows:

                                                         (IN THOUSANDS)
Machinery and Equipment...............................      $    43
Vehicles..............................................        5,741
Less -- accumulated depreciation and amortization.....       (1,350)
                                                            -------
                                                            $ 4,435
                                                            =======

     Minimum future lease payments under capital leases are as follows:

                                                         (IN THOUSANDS)
2001..................................................      $ 1,334
2002..................................................        1,288
2003..................................................        1,041
2004..................................................          844
2005..................................................          711
Thereafter............................................          691
                                                            -------
          Total minimum lease payments................        5,909
          Less amounts representing interest..........       (1,160)
                                                            -------
Present value of net minimum lease payments...........        4,749
          Less current portion........................          954
                                                            -------
          Long-term obligations under capital
            leases....................................      $ 3,795
                                                            =======

  Senior Credit Facility

     In November 1999, we established a term loan and revolving credit facility under a credit agreement with various financial institutions. The facility consists of: (i) a six-year revolving credit facility of up to $50.0 million;
(ii) a six-year term loan A in the principal amount of up to $75.0 million; and
(iii) a seven-year term loan B in the principal amount of up to $150.0 million. The Company borrowed the full amount available under term loan A and term loan B principally to finance a portion of the purchase price of our acquisition of BFI. As of December 31, 2000, we have made $5.0 million in payments on the term loan A and $9.5 million in payments on the term loan B. In addition, we had $5.0 million outstanding under the revolving credit facility.

                       STERICYCLE, INC. AND SUBSIDIARIES

     REPAYMENT. Term loan A matures in quarterly installments, resulting in aggregate annual amortization payments as a percentage of the initial principal amount as follows:

                                                             ANNUAL
YEAR                                                      AMORTIZATION
----                                                    -----------------
                                                        (IN PERCENTAGE OF
                                                           THE INITIAL
                                                        PRINCIPAL AMOUNT)
2000.................................................          2.5%
2001.................................................          7.5%
2002.................................................         12.5%
2003.................................................         22.5%
2004.................................................         25.0%
2005.................................................         30.0%

     Term loan B matures in quarterly installments, resulting in aggregate annual amortization payments as a percentage of the initial principal amount as follows:

                                                             ANNUAL
YEAR                                                      AMORTIZATION
----                                                    -----------------
                                                        (IN PERCENTAGE OF
                                                           THE INITIAL
                                                        PRINCIPAL AMOUNT)
2000-2005............................................          1.0%
2006.................................................         94.0%

     GUARANTEES AND SECURITY. Our credit facility is secured by a first-priority perfected lien (subject to customary exceptions) on: (i) substantially all of our property and assets and substantially all of the property and assets of our subsidiaries, other than certain unrestricted subsidiaries and foreign subsidiaries; (ii) all of the capital stock or similar equity interests of all of our direct and indirect subsidiaries with the exception that no more than 65% of the capital stock or similar equity interests of our foreign subsidiaries which is directly held by us or by a domestic subsidiary has been pledged, and no capital stock of our foreign subsidiaries which are held by a foreign subsidiary has been pledged; and (iii) all intercompany notes other than intercompany notes held by the Company's foreign subsidiaries.

     The credit facility is guaranteed on a senior secured basis by entities customary for transactions of this nature, including all of our direct and indirect domestic subsidiaries (other than any unrestricted subsidiaries).

     INTEREST. At our option, the interest rates per annum applicable to the revolving credit facility, term loan A and term loan B are fluctuating rates of interest determined by reference to (a) the London Interbank Offered Rate ("LIBOR") plus the applicable margin, or (b) a base rate which is the greater of the prime rate and the rate which is 1/2 of 1% in excess of the rates on overnight federal funds transactions as published by the Federal Reserve Bank of New York, plus the applicable margin. The applicable margin is determined on the basis of our total leverage ratio. At December 31, 2000, the range on the rate of interest on term loan A was 8.95%-9.25% per annum, and the range on the rate of interest on term loan B was 9.95%-12.00% per annum.

     PREPAYMENTS. We are permitted at any time voluntarily to prepay the obligations under the term loans and to reduce the amount committed under the revolving credit facility without any penalty or premium. We are required to prepay the term loans with: (i) 100% of the net proceeds of specified asset sales, proceeds from condemnation and the like, and proceeds from loss or casualty, subject to customary exceptions for repairs and replacements; (ii) 100% of the net proceeds from the sale or issuance of debt securities; (iii) 50% of the net proceeds from the issuance of equity securities, subject to customary adjustments to be mutually determined; (iv) 75% of excess cash flow, subject to customary adjustments to

                       STERICYCLE, INC. AND SUBSIDIARIES
be mutually determined; and (v) 100% of payments by or on behalf of Allied in respect of any purchase price adjustments in connection with the BFI acquisition. Prepayments will be applied pro rata to term loan A and term loan B and will be applied to scheduled installments on each loan on a pro rata basis (with the exception that the lenders with respect to term loan B can decline to be prepaid). At December 31, 2000, we had prepaid the term loan A by $3.1 million and had prepaid the term loan B by $8.0 million.

     COVENANTS; EVENTS OF DEFAULT. The credit facility contains covenants restricting our ability and the ability of any of our subsidiaries to, among other things: incur debt; subject our assets to liens; make investments; incur contingent liabilities; pay dividends; merge or sell assets; make capital expenditures; enter into sale/lease-back transactions; enter into new businesses; discount receivables; and enter into affiliate transactions. In addition, the credit facility requires us to meet financial performance tests, including a maximum leverage ratio and a minimum cash interest coverage ratio and, as we elect, either a minimum fixed charge coverage ratio or minimum EBITDA (earnings before interest expense, income taxes, depreciation and amortization).

     The credit facility contains conditions under which an event of default under the credit facility will exist, including: failure to make payments when due under the credit facility; defaults in other agreements; breach of covenants; material misrepresentations; involuntary or voluntary bankruptcy; judgments or attachments against us; dissolution; and changes in control.

  Senior Subordinated Notes

     In November 1999, we issued 12 3/8% Series A Senior Subordinated Notes due 2009 in the aggregate principal amount of $125.0 million. In connection with the issuance of the Series A notes to the initial purchasers, we agreed to make an offer to holders of the Series A notes to exchange their notes for substantially identical Series B notes registered under the Securities Act. This exchange offer was completed in January 2000, with holders of all the Series A notes exchanging their notes for new, registered 12 3/8% Series B notes. We used the net proceeds from the sale of the notes to finance a portion of the purchase price of our acquisition of BFI.

     The notes are general unsecured obligations of ours, and are subordinated in right of payment to our debt under our senior credit facility.

     The notes will mature on November 15, 2009. Interest on the notes accrues at the rate of 12 3/8% per annum and is payable semiannually on May 15 and November 15, beginning on May 15, 2000.

     SUBSIDIARY GUARANTEES. The notes are guaranteed by all of our subsidiaries except our foreign subsidiaries and 3CI. All of our subsidiaries are restricted subsidiaries for purposes of the trust indenture pursuant to which the notes were issued. Under certain circumstances, we may designate one or more subsidiaries as an unrestricted subsidiary. An unrestricted subsidiary is not subject to many of the restrictive covenants in the trust indenture and, if it has previously been a guarantor of the notes, is released from its guarantee.

     REDEMPTION AT OUR OPTION. Prior to November 15, 2002, we may elect to redeem, from the net proceeds of one or more equity offerings, up to 35% of the initial aggregate principal amount of the notes at a redemption price of 112.375% of the principal amount redeemed, plus accrued interest to the redemption date. Except for any such permitted redemptions, we may not otherwise redeem the notes prior to November 15, 2004. After this date, we may elect to redeem all or any part of the notes at a redemption price (expressed as a percentage of the principal amount redeemed) during the 12-month

                       STERICYCLE, INC. AND SUBSIDIARIES
period beginning on November 15 of the year indicated, plus accrued interest to the redemption date, as follows:

YEAR                                                       PERCENTAGE
----                                                       ----------
2004.....................................................  106.1875%
2005.....................................................  104.1250%
2006.....................................................  102.0625%
2007 and thereafter......................................  100.0000%

     Under the trust indenture, we are permitted to acquire the notes by means other than a redemption, for example, pursuant to a tender offer or by purchases in the open market, if the acquisition does not otherwise violate the terms of the indenture. The agreements governing our senior credit facility, however, currently prohibit us from purchasing any notes.

     REDEMPTION AT HOLDER'S OPTION. At any time after a change of our control, each holder of the notes may require us to repurchase in cash all or any part of the holder's notes for 101% of their aggregate principal amount plus accrued interest to the date of repurchase. In addition, under certain circumstances, we are required to use a portion of the net proceeds from asset sales or the issuance of stock to offer to redeem the outstanding notes on a pro rata basis at a redemption price of 100% of the aggregate principal amount redeemed plus accrued interest to the redemption date. We are not otherwise required to make mandatory redemptions with respect to the notes.

     COVENANTS; EVENTS OF DEFAULT. The trust indenture contains covenants restricting our ability and the ability of any of our subsidiaries to, among other things: incur debt (including debt junior to our senior debt but senior to the notes); subject our assets to liens; make investments; incur contingent liabilities; pay dividends; merge or sell assets; make capital expenditures; enter into sale/lease-back transactions; enter into new businesses; discount receivables; and enter into affiliate transactions.

     The trust indenture contains conditions under which an event of default under the notes will exist, including: failure to make payments when due; breach of covenants in the indenture and notes; material misrepresentations; involuntary or voluntary bankruptcy; and judgments or attachments against us. acceleration of the notes following an event of default will not be effective until the acceleration of our debt our senior credit facility.

NOTE 6 -- LEASE COMMITMENTS

     We lease various plant equipment, office furniture and equipment, motor vehicles and office and warehouse space under operating lease agreements which expire at various dates over the next eight years. The leases for most of the properties contain renewal provisions.

     Rent expense for 1998, 1999, and 2000 was $3,508,000, $6,823,000 and
$11,167,000 respectively.

                       STERICYCLE, INC. AND SUBSIDIARIES

     Minimum future rental payments under non-cancelable operating leases that have initial or remaining terms in excess of one year as of December 31, 2000 for each of the next five years and in the aggregate are as follows:

                                                               (IN THOUSANDS)
2001........................................................      $ 8,020
2002........................................................        7,200
2003........................................................        6,283
2004........................................................        5,379
2005........................................................        4,359
Thereafter..................................................        3,039
                                                                  -------
          Total minimum rental payments.....................      $34,280
                                                                  =======

NOTE 7 -- ACQUISITION-RELATED EXPENSES

     During the year ended December 31, 2000 we recorded $4,454,000 of acquisition related expenses compared to $7,961,000 in the year ended December 31, 1999. The closure of redundant offices and eliminating excess revenue producing assets resulted in costs being incurred for severance and closure expenses of $3,351,000. Transition related expenses of $1,103,000 were incurred as part of the transition.

     The following table reflects the activity related to the 1999 and 2000 acquisition related costs (in thousands):

                                                                                   CHARGES
                                                                                 EXPECTED IN
                                                       CHARGES IN   CHARGES IN     FUTURE
                                                          1999         2000        PERIODS
                                                       ----------   ----------   -----------
Severance and closure costs..........................    $3,373       $3,351           --
Transition expenses..................................     1,659        1,103       $1,000
Other non-recurring acquisition related costs........     2,929           --           --
                                                         ------       ------       ------
          Total......................................    $7,961       $4,454       $1,000
                                                         ======       ======       ======

     In 1999 and 2000, we paid approximately $3,789,000 and $7,502,000 of these acquisition related expenses and, at December 31, 1999 and 2000, $4,172,000 and $1,124,000 was accrued.

                       STERICYCLE, INC. AND SUBSIDIARIES

NOTE 8 -- NET INCOME PER COMMON SHARE

     The following table sets forth the computation of basic and diluted net income per share:

                                                                     YEAR ENDED DECEMBER 31
                                                        ------------------------------------------------
                                                             1998             1999             2000
                                                        --------------   --------------   --------------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Numerator:
  Net income..........................................   $     5,713      $    13,968      $    14,511
  Preferred stock dividends...........................            --             (340)          (2,543)
                                                         -----------      -----------      -----------
  Numerator for basic earnings per share -- income
     available to common stockholders.................         5,713           13,628           11,968
  Effect of dilutive securities:
     Preferred stock dividends........................            --              340            2,543
                                                         -----------      -----------      -----------
  Numerator for diluted earnings per share -- income
     available to common stockholders after assumed
     conversions......................................   $     5,713      $    13,968      $    14,511
                                                         ===========      ===========      ===========
Denominator:
  Denominator for basic earnings per
     share -- weighted-average shares.................    10,647,083       14,240,084       14,879,103
  Effect of dilutive securities:
     Employee stock options...........................       473,723          338,540          640,714
     Warrants.........................................       142,722           86,482          195,328
     Convertible preferred stock......................            --          576,672        4,377,699
                                                         -----------      -----------      -----------
  Dilutive potential common shares....................       616,445        1,001,694        5,213,741
                                                         -----------      -----------      -----------
  Denominator for diluted earnings per
     share -- adjusted weighted-average shares and
     assumed conversions..............................    11,263,528       15,241,778       20,092,844
                                                         ===========      ===========      ===========
Basic net income per share............................   $      0.54      $      0.96      $      0.80
                                                         ===========      ===========      ===========
Diluted net income per share..........................   $      0.51      $      0.92      $      0.72
                                                         ===========      ===========      ===========

     For additional information regarding our outstanding employee stock options and outstanding warrants, see Note 9.

     In 1998, 1999 and 2000, options and warrants to purchase 67,615 shares, 458,363 shares and 41,471 shares respectively, at exercise prices of $15.50-$69.02, $12.75-$18.13, and $25.06-$42.47 respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive.

NOTE 9 -- STOCK OPTIONS AND WARRANTS

  Stock Options

     In 2000, our Board of Directors approved the 2000 Nonstatutory Stock Option Plan (the "2000 Plan"), which provides for the granting of 500,000 shares of our common stock in the form of stock options to employees, (but not to officers or directors). The exercise price of options granted under the 2000 Plan must be at least equal to the fair market value of the common stock on the date of the grant. All options granted to date have 10 year terms and vest over periods of up to five years after the date of grant.

                       STERICYCLE, INC. AND SUBSIDIARIES

     In 1997, our Board of Directors and shareholders approved the 1997 Stock Option Plan (the "1997 Plan"), which provides for the granting of 1,500,000 shares of common stock in the form of stock options to selected officers, directors and employees of the Company and its subsidiaries. The exercise price of options granted under the 1997 Plan must be at least equal to the fair market value of the common stock on the date of grant. All options granted to date have 10-year terms and vest over periods of up to five years after the date of grant.

     In 1995, our Board of Directors and shareholders approved an incentive compensation plan (the "1995 Plan"), which as amended and restated in 1996, provides for the granting of 1,500,000 shares of common stock in the form of stock options and restricted stock to employees, officers, directors and consultants. The exercise price of options granted under the 1995 Plan must be at least equal to the fair market value of the common stock on the date of grant. All options granted to date have 10-year terms and vest over periods of up to four years after the date of grant.

     In June 1996, our Board of Directors adopted and in July, 1996, our shareholders approved, the Directors Stock Option Plan (the "Directors Plan"). The Directors Plan authorizes stock options for a total of 285,000 shares of common stock to be granted to our outside directors. Option grants are made by the Board of Directors at the times and in amounts that the Board determines, taking into account any guidelines that the Board may adopt for this purpose. The exercise price of options granted under the Directors Plan must be at least equal to the fair market value of the common stock on the date of grant. Options granted prior to April 1, 1998 vest in 16 consecutive quarterly installments; options granted after March 31, 1998 vest in 12 equal monthly installments.

     Shares of the Company's common stock have been reserved for issuance upon the exercise of options and warrants. These shares have been reserved as follows at December 31, 2000:

1995 Plan options.........................................    420,549
1996 Directors Plan options...............................    285,000
1997 Plan options.........................................  1,170,009
2000 Plan options.........................................    500,000
Warrants..................................................    177,289
                                                            ---------
          Total shares reserved...........................  2,552,847
                                                            =========

     A summary of stock option information follows:

                                          1998                   1999                   2000
                                  --------------------   --------------------   --------------------
                                              WEIGHTED               WEIGHTED               WEIGHTED
                                              AVERAGE                AVERAGE                AVERAGE
                                              EXERCISE               EXERCISE               EXERCISE
                                   SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                  ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year..........................    845,861    $ 4.98      945,970    $ 8.37    1,572,359    $11.22
  Granted.......................    360,238    $13.92      840,579    $12.91      583,106    $20.63
  Exercised.....................   (155,979)   $ 2.21     (146,419)   $ 2.36     (358,249)   $ 9.57
Cancelled/Forfeited.............   (104,150)   $ 8.89      (67,771)   $11.36     (156,258)   $13.97
                                  ---------              ---------              ---------
Outstanding at end of year......    945,970    $ 8.37    1,572,359    $11.22    1,640,958    $14.66
Exercisable at end of year......    393,084    $ 5.37      448,948    $ 8.49      532,518    $11.46
Available for future grant......  1,434,821                662,013                734,600

                       STERICYCLE, INC. AND SUBSIDIARIES

     Options outstanding and exercisable as of December 31, 2000 by price range:

                                               OUTSTANDING                 EXERCISABLE
                                     --------------------------------   ------------------
                                                  AVERAGE    WEIGHTED             WEIGHTED
                                                 REMAINING   AVERAGE              AVERAGE
                                                  LIFE IN    EXERCISE             EXERCISE
RANGE OF EXERCISE PRICES              SHARES       YEARS      PRICE     SHARES     PRICE
------------------------             ---------   ---------   --------   -------   --------
$0.53-$10.25.......................    297,270     4.88       $ 7.36    228,456    $ 7.17
$10.81-$12.75......................    541,127     8.46       $12.73     98,821    $12.65
$13.25-$18.125.....................    310,215     6.59       $14.60    180,770    $14.77
$20.25-$42.47......................    492,346     9.44       $21.22     24,471    $22.33
                                     ---------     ----       ------    -------    ------
                                     1,640,958     7.75       $14.66    532,518    $11.46

     We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for our employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of our employee stock options approximate the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and net income per share is required by FAS 123 as if we had accounted for our employee stock options granted subsequent to December 31, 1994 under the fair value method of that statement. Options granted in 1998, 1999 and 2000 were valued using the Black-Scholes option pricing model. Options granted in 1996 and 1995, as a non-public company, were valued using the minimum value method. The following assumptions were used in 1998, 1999 and 2000: expected volatility of 0.61 in 1998, 0.62 in 1999 and 0.61 in 2000; risk-free interest rates ranging from 4.5% to 4.8% in 1998, 4.83% to 6.73% in 1999, and 5.02% to 6.69% in 2000; a dividend yield of
0%; and a weighted-average expected life of the option of 72 months. The weighted-average fair values of options granted during 1998, 1999 and 2000 were $6.52 per share, $7.27 per share, and $10.18 per share, respectively.

     Option value models require the input of highly subjective assumptions. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing method does not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. Our pro forma information follows (in thousands, except for per share information):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1998     1999      2000
                                                           ------   -------   -------
Pro forma net income.....................................  $4,485   $11,860   $10,585
Pro forma net income per share -- diluted................  $ 0.40   $  0.78   $  0.53

     The pro forma effect in 1998, 1999 and 2000 is not representative of the pro forma effect in future years as the pro forma disclosures reflect only the fair value of stock options granted subsequent to December 31, 1994.

  Warrants:

     In May 1996, in connection with a loan from certain shareholders, directors and officers, we issued warrants to purchase 226,036 shares of common stock at $7.96 per share. These warrants expire in May

                       STERICYCLE, INC. AND SUBSIDIARIES

2001. In 1998 and 2000, warrants to purchase 35,940 shares and 178,794 shares, respectively, were exercised. At December 31, 2000, warrants to purchase 11,302 shares remained outstanding.

     In connection with a subordinated loan agreement, six directors were granted five-year warrants to purchase shares of our common stock exercisable at any time after the first anniversary of the grant date in December 1998 and in January 1999, the lenders were granted warrants to purchase, in the aggregate, 18,970 shares of Common Stock at $14.50 per share, 43,551 shares of Common Stock at $15.50 per share and 59,092 shares of Common Stock at $16.50 per share.

     In June 2000, in connection with our acquisition of an additional 15% interest in Medam, we issued warrants to purchase 44,374 shares of our common stock. Of these warrants, warrants for 31,128 shares are immediately exercisable, while the remaining 13,246 shares become contingently exercisable over five years. The exercise price of the warrants is $17.50 per share.

NOTE 10 -- SERIES A PREFERRED STOCK

     In November 1999, we issued and sold 75,000 shares of Series A Convertible Preferred Stock for $1,000 per share, or $75.0 million in the aggregate, in cash, less various fees and expenses. The company used the net proceeds from the sale to finance a portion of the purchase price of our BFI acquisition.

     DIVIDENDS. The Series A Convertible Preferred Stock bears preferential dividends, payable in additional shares of Series A Convertible Preferred Stock, at the rate of 3.375% per annum from the date of issuance. Dividends accrue daily and accumulate annually on the anniversary date of the initial issuance. The Series A Convertible Preferred Stock is also entitled to share pro rata with holders of Common Stock, on the basis of the number of shares of Common Stock into which the Series A Convertible Preferred Stock is convertible, in all other dividends and distributions.

     LIQUIDATION. Upon any liquidation, dissolution or winding up of the Company, holders of Series A Convertible Preferred Stock are entitled to be paid, before any distribution or payment is made to holders of Common Stock, the greater of (i) the sum of $1,000 per share plus accumulated preferential dividends plus accrued and unpaid dividends not yet accumulated (the "liquidation value") or (ii) the amount that would be payable if the Series A Convertible Preferred Stock had been converted into common stock.

     VOTING. Holders of Series A Convertible Preferred Stock are entitled to vote with holders of Common Stock as a single class on each matter submitted to a vote of the Company's stockholders. Each share of Series A Convertible Preferred Stock has a number of votes equal to the number of votes possessed by the Common Stock into which the Series A Convertible Preferred Stock is convertible. As long as the initial investors of the Series A Convertible Preferred Stock and their affiliates hold 50% or more of the "underlying common stock" (i.e., the shares of common stock issuable, or previously issued, upon conversion of the Series A Convertible Preferred Stock), they will have the right, voting as a separate class, to elect two directors to the Company's Board of Directors. If the initial investors and their affiliates cease to hold 50% but still hold 25% or more of the underlying common stock, they will have the right, voting as a separate class, to elect one director; and if they cease to hold 25% of the underlying common stock, their right to elect directors as a separate class will terminate.

     CONVERSION. Each holder of Series A Convertible Preferred Stock may at any time, upon 10 business days' notice, convert all or part of the holder's Series A Convertible Preferred Stock into shares of common stock. The price at which a holder may convert is $17.50 per share, subject to adjustment. The conversion price will be adjusted if (i) the Company issues or is deemed to issue additional shares of common stock for a price per share less than the conversion price or the market price at the time of issuance or (ii) the Company issues or is deemed to issue options, warrants or convertible securities with an exercise price or conversion price per share less than the conversion price or the market price at the time of issuance. The conversion price will also be adjusted in certain other circumstances.

                       STERICYCLE, INC. AND SUBSIDIARIES

     There will be no adjustment of the conversion price to the extent that in any fiscal year, the Company issues common stock in connection with acquisitions approved by the Board of Directors or grants or reprices stock options (at a price not lower than the market price at the time of grant or repricing), and the aggregate number of shares of common stock issued or for which options are granted or repriced does not exceed 4.0% of the shares of common stock outstanding on the last trading day of the prior fiscal year. For purposes of any adjustment to the conversion price, the "market price" per share for common stock is the average closing price over the 20 business day period preceding the date of determination.

     REDEMPTION AT COMPANY'S OPTION. Beginning on May 12, 2002, if the closing price of common stock exceeds 150% of the conversion price for 20 consecutive trading days, the Company may elect, upon at least 30 days' prior written notice, to redeem all (but not part) of the outstanding shares of Series A Convertible Preferred Stock, subject to any holder's right to convert its shares into common stock prior to the redemption date. If the Company makes such an election, the redemption price will equal the liquidation value to the date of redemption.

     REDEMPTION AT HOLDER'S OPTION. At any time after a change of control, or after the occurrence of a bankruptcy event which continues for 60 days, each holder of Series A Convertible Preferred Stock may require the Company to redeem all or any part of the holder's shares at a price equal to the liquidation value per share, upon 15 days' prior written notice.

     COVENANTS AND RESTRICTIONS. Under the stock purchase agreement with the initial investors, the Company agreed to various covenants and restrictions. These covenants and restrictions include the Company's grant of preemptive rights to holders of Series A Convertible Preferred Stock under certain circumstances and the Company's agreement to provide them with specified financial and business information.

     REGISTRATION RIGHTS AGREEMENT. The Company and the initial investors entered into a registration rights agreement at closing. This agreement requires the Company, at the request of holders of a majority of the underlying common stock at any time after the first anniversary of closing, to register all or any portion of their shares under the Securities Act in an underwritten public offering. Holders of Series A Convertible Preferred Stock are limited to three such registrations. The agreement also grants holders of Series A Convertible Preferred Stock "piggyback" registration rights. In all registrations (with certain limited exceptions), the Company will be required to pay the expenses of registration of the holders of Series A Convertible Preferred Stock (excluding the underwriting discounts and commissions).

     CORPORATE GOVERNANCE AGREEMENT. The Company and the initial investors also entered into a corporate governance agreement at closing. This agreements contains certain provisions intended to implement the right of the initial investors to elect directors to the Company's Board of Directors. It also provides that until the earlier of (i) the date on which the initial investors and their permitted transferees cease to own any Series A Convertible Preferred Stock, (ii) the date on which the initial investors have completed a distribution of the Series A Convertible Preferred Stock to their partners or
(iii) the first anniversary of closing, the initial investors and their transferees and affiliates will not acquire beneficial ownership of more than 30% of the voting power of the Company or acquire or attempt to acquire control of the Company, except in response to a proposal that has been made to the stockholders that would materially and adversely affect the investors, or pursuant to the exercise of their preemptive rights. The corporate governance agreement also contains specified restrictions, for a period of five years, on the initial investors' ability to transfer their shares of Series A Convertible Preferred Stock (but not the shares of common stock issuable upon conversion of those shares). In addition, the agreement provides that the approval of holders of a majority of the underlying common stock is required for the company to: (1) engage in mergers, acquisitions or divestitures of specified sizes, (2) enter into contracts with the Company's officers, directors, employees or affiliates, except for ordinary employment contracts, benefit plans and transactions with the Company's subsidiaries, and (3) incur indebtedness or issue specified

                       STERICYCLE, INC. AND SUBSIDIARIES
capital stock that would cause the Company's fixed charge coverage ratio to be less than 1.75 to 1.0 (2.0 to 1.0 after the second anniversary of the initial issuance of the Series A Convertible Preferred Stock).

NOTE 11 -- EMPLOYEE BENEFIT PLAN

     We have a 401(k) defined contribution retirement savings plan covering substantially all employees. Each participant may elect to defer a portion of his or her compensation subject to certain limitations. We may contribute up to 50% of the first 5% of compensation contributed to the plan by each employee. Our contributions for the years ended December 31, 1998, 1999, and 2000 were approximately $10,000, $49,000 and $782,000 respectively.

NOTE 12 -- RELATED PARTIES

     In September 1999, we announced the formation of a new joint venture, Medam, B.A. Srl, an Argentine corporation, to utilize our ETD technology to treat medical waste primarily in the Buenos Aires market. In 1999 and 2000, we recorded $2,866,000 and $507,000 in revenues, respectively, related to the sale of equipment and other agreements.

     In August 2000, we announced the formation of a new joint venture, Evertrade Medical Waste (Pty) Ltd, to service the medical waste market in South Africa using our ETD technology. The joint venture company will be headquartered in Johannesburg, South Africa. In 2000, we recorded $5,085,000 in revenue related to the sale of equipment and other agreements.

NOTE 13 -- LEGAL PROCEEDINGS

     We operate in a highly regulated industry and are exposed to regulatory inquiries or investigations from time to time. Investigations can be initiated for a variety of reasons. We have been involved in several legal and administrative proceedings that have been settled or otherwise resolved on terms acceptable to us, without having a material adverse effect on our business, financial condition or results of operations. We are also a party to various legal proceedings arising in the ordinary course of business. We believe that the resolution of these other matters will not have a material adverse affect on our business, financial condition or results of operation.

NOTE 14 -- PRODUCTS AND SERVICES AND GEOGRAPHIC INFORMATION

     Summary revenue information for the Company's products and services is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------   --------   --------
                                                               (IN THOUSANDS)
Medical waste management services.....................  $59,669   $126,286   $316,549
Proprietary equipment and technology license sales....    7,012      6,562      7,173
                                                        -------   --------   --------
          Total.......................................  $66,681   $132,848   $323,722
                                                        =======   ========   ========

                       STERICYCLE, INC. AND SUBSIDIARIES

     Summary financial information by geographic area is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------   --------   --------
                                                               (IN THOUSANDS)
Revenues:
  United States.......................................  $59,206   $119,618   $304,512
  Foreign countries...................................    7,475     13,230     19,210
                                                        -------   --------   --------
          Total.......................................  $66,681   $132,848   $323,722
                                                        =======   ========   ========
Long-lived assets:
  United States.......................................  $66,853   $508,956   $494,755
  Foreign countries...................................    9,092      9,290     12,216
                                                        -------   --------   --------
          Total.......................................  $75,945   $518,246   $506,971
                                                        =======   ========   ========

     Revenues are attributed to countries based on the location of customers. In 1998, 1999 and 2000, we provided medical waste management services to customers in Canada and Mexico, and licensed proprietary equipment to Brazilian and Japanese companies and to joint ventures in Argentina and South Africa.

NOTE 15 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes our unaudited consolidated quarterly results of operations as reported for 1998, 1999 and 2000 (in thousands, except for per share amounts):

                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                  1998      1998      1998      1998
                                                 -------   -------   -------   -------
Revenues.......................................  $13,255   $14,763   $16,741   $21,922
Gross profit...................................    3,957     4,432     5,878     7,086
Income before acquisition related costs........      867     1,164     2,085     2,308
Net income.....................................      780     1,088     1,553     2,292
Basic earnings per common share................     0.07      0.10      0.15      0.22
Diluted earnings per common share*.............     0.07      0.10      0.14      0.20

                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                  1999      1999      1999      1999
                                                 -------   -------   -------   -------
Revenues.......................................  $23,868   $25,019   $25,398   $58,563
Gross profit...................................    8,007     8,540     8,740    21,438
Income before acquisition related costs........    2,923     3,354     3,469    10,499
Net income.....................................    2,427     2,560     2,882     6,099
Basic earnings per common share................     0.19      0.18      0.20      0.41
Diluted earnings per common share*.............     0.18      0.17      0.19      0.35

                       STERICYCLE, INC. AND SUBSIDIARIES

                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                  2000      2000      2000      2000
                                                 -------   -------   -------   -------
Revenues.......................................  $77,668   $79,557   $81,066   $85,431
Gross profit...................................   30,311    31,296    31,915    33,855
Income before acquisition related costs........   15,827    16,570    17,150    18,373
Net income.....................................    3,773     3,086     3,433     4,219
Basic earnings per common share................     0.21      0.17      0.19      0.24
Diluted earnings per common share*.............     0.19      0.15      0.17      0.21

---------------

* Earnings per share are calculated on a quarterly basis, and, as such, the amounts may not total the calculated full-year earnings per share.

NOTE 16 -- CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     Payments under the Company's senior subordinated notes (the Notes) are unconditionally guaranteed, jointly and severally, by all of the Company's wholly domestic subsidiaries, which include ECCO, WSI, Med-Tech and BFI and certain other subsidiaries which have insignificant assets and operations (collectively, the "guarantors"). Financial information concerning the Guarantors as of and for the years ended December 31, 2000, 1999 and 1998 is presented below for purposes of complying with the reporting requirements of the Guarantor Subsidiaries. The financial information concerning the Guarantors is being presented through condensed consolidating financial statements since the Company has more than minimal independent operations and the guarantees are full and unconditional and are joint and several. Guarantor financial statements have not been presented because management does not believe that such financial statements are material to investors.

                       STERICYCLE, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                        COMBINED
                                                                     STERICYCLE AND
                                                       GUARANTOR       GUARANTOR      NON-GUARANTOR
                                   STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   ----------------   ------------   --------------   -------------   ------------   ------------
                                                             ASSETS
Current assets:
  Cash and cash equivalents......      $  1,408         $   595         $  2,003         $   663        $     --       $  2,666
  Other current assets...........        78,193          12,220           90,413           7,113          (9,181)        88,345
                                       --------         -------         --------         -------        --------       --------
        Total current assets.....        79,601          12,815           92,416           7,776          (9,181)        91,011
Property, plant and equipment,
  net............................        60,165             242           60,407          13,501              --         73,908
Goodwill, net....................       377,178          29,384          406,562          12,228              --        418,790
Investment in subsidiaries.......        63,306           3,308           66,614              --         (66,614)            --
Other assets.....................        19,234           6,582           25,816             124         (11,667)        14,273
                                       --------         -------         --------         -------        --------       --------
        Total assets.............      $599,484         $52,331         $651,815         $33,629        $(87,462)      $597,982
                                       ========         =======         ========         =======        ========       ========

                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term
    debt.........................      $  4,035         $    --         $  4,035         $ 1,062        $     --       $  5,097
  Other current liabilities......        43,175           1,233           44,408           2,793          (9,185)        38,016
                                       --------         -------         --------         -------        --------       --------
        Total current
          liabilities............        47,210           1,233           48,443           3,855          (9,185)        43,113
Long-term debt, net of current
  portion........................       344,142              --          344,142          12,585         (11,623)       345,104
Other liabilities................         1,995              --            1,995           1,633              --          3,628
Convertible preferred stock......        71,437              --           71,437              --              --         71,437
Common shareholders' equity......       134,700          51,098          185,798          15,556         (66,654)       134,700
                                       --------         -------         --------         -------        --------       --------
        Total liabilities and
          shareholders' equity...      $599,484         $52,331         $651,815         $33,629        $(87,462)      $597,982
                                       ========         =======         ========         =======        ========       ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                        COMBINED
                                                                     STERICYCLE AND
                                                       GUARANTOR       GUARANTOR      NON-GUARANTOR
                                   STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   ----------------   ------------   --------------   -------------   ------------   ------------
                                                             ASSETS
Current assets:
  Cash and cash equivalents......      $ 18,808         $    246       $   19,054        $   290       $      --       $ 19,344
  Other current assets...........        52,928            8,840           61,768          4,648          (8,220)        58,196
                                       --------         --------       ----------        -------       ---------       --------
        Total current assets.....        71,736            9,086           80,822          4,938          (8,220)        77,540
Property, plant and equipment,
  net............................        15,029           49,932           64,961         10,151              --         75,112
Goodwill, net....................        40,920          369,914          410,834         10,167              --        421,001
Investment in subsidiaries.......       441,423            3,627          445,050             --        (445,050)            --
Other assets.....................        17,817           13,617           31,434          3,675         (12,976)        22,133
                                       --------         --------       ----------        -------       ---------       --------
        Total asset..............      $586,925         $446,176       $1,033,101        $28,931       $(466,246)      $595,786
                                       ========         ========       ==========        =======       =========       ========

                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term
    debt.........................      $  3,954         $    892       $    4,846        $   895       $      --       $  5,741
  Other current liabilities......        43,517            5,084           48,601          4,677          (8,337)        44,941
                                       --------         --------       ----------        -------       ---------       --------
        Total current
          liabilities............        47,471            5,976           53,447          5,572          (8,337)        50,682
Long-term debt, net of current
  portion........................       349,794            4,539          354,333         13,970         (12,859)       355,444
Other liabilities................         2,351               --            2,351             --              --          2,351
Convertible preferred stock......        69,195               --           69,195             --              --         69,195
Common shareholders' equity......       118,114          435,661          553,775          9,389        (455,050)       118,114
                                       --------         --------       ----------        -------       ---------       --------
        Total liabilities and
          shareholders' equity...      $586,925         $446,176       $1,033,101        $28,931       $(466,246)      $595,786
                                       ========         ========       ==========        =======       =========       ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                        COMBINED
                                                                     STERICYCLE AND       NON-
                                                       GUARANTOR       GUARANTOR       GUARANTOR
                                   STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                   ----------------   ------------   --------------   ------------   ------------   ------------
Revenues........................       $135,981         $158,992        $294,973        $29,580        $   (831)      $323,722
Cost of revenues................         78,593           96,568         175,161         22,015            (831)       196,345
  Selling, general and
    administrative expenses.....         34,419           19,695          54,114          5,343              --         59,457
  Acquisition related
    expenses....................          4,454               --           4,454             --              --          4,454
                                       --------         --------        --------        -------        --------       --------
        Total costs and
          expenses..............        117,466          116,263         233,729         27,358            (831)       260,256
                                       --------         --------        --------        -------        --------       --------
Income from operations..........         18,515           42,729          61,244          2,222              --         63,466
Equity in net income (loss) of
  subsidiaries..................         28,001           (1,025)         26,976             --         (26,976)            --
Other (expense) income, net.....        (38,329)             483         (37,846)        (1,804)             --        (39,650)
                                       --------         --------        --------        -------        --------       --------
Income before income taxes......          8,187           42,187          50,374            418         (26,976)        23,816
Income tax expense (benefit)....         (6,324)          15,462           9,138            167              --          9,305
                                       --------         --------        --------        -------        --------       --------
        Net income..............       $ 14,511         $ 26,725        $ 41,236        $   251        $(26,976)      $ 14,511
                                       ========         ========        ========        =======        ========       ========

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                        COMBINED
                                                                     STERICYCLE AND       NON-
                                                       GUARANTOR       GUARANTOR       GUARANTOR
                                   STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                   ----------------   ------------   --------------   ------------   ------------   ------------
Revenues........................       $ 61,069         $46,618         $107,687        $25,533        $  (372)       $132,848
Cost of revenues................         38,455          28,892           67,347         19,086           (310)         86,123
  Selling, general and
    administrative expenses.....         15,478           6,306           21,784          4,931           (235)         26,480
  Acquisition related
    expenses....................          7,961              --            7,961             --             --           7,961
                                       --------         -------         --------        -------        -------        --------
        Total costs and
          expenses..............         61,894          35,198           97,092         24,017           (545)        120,564
                                       --------         -------         --------        -------        -------        --------
Income (loss) from operations...           (825)         11,420           10,595          1,516            173          12,284
Equity in net income (loss) of
  subsidiaries..................          8,675             119            8,794             --         (8,794)             --
Other (expense) income, net.....         (3,934)            778           (3,156)        (1,157)          (173)         (4,486)
                                       --------         -------         --------        -------        -------        --------
Income before income taxes......          3,196          12,317           16,233            359         (8,794)          7,798
Income tax expense (benefit)....        (10,052)          3,882           (6,170)            --             --          (6,170)
                                       --------         -------         --------        -------        -------        --------
        Net income..............       $ 13,968         $ 8,435         $ 22,403        $   359        $(8,794)       $ 13,968
                                       ========         =======         ========        =======        =======        ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Revenues..........................      $52,357           $9,598         $61,955          $4,726        $    --        $66,681
Cost of revenues..................       35,194            6,334          41,528           3,800             --         45,328
  Selling, general and
    administrative expenses.......       12,789            1,408          14,197             732             --         14,929
                                        -------           ------         -------          ------        -------        -------
        Total costs and
          expenses................       47,983            7,742          55,725           4,532             --         60,257
                                        -------           ------         -------          ------        -------        -------
Income from operations............        4,374            1,856           6,230             194             --          6,424
Equity in net income (loss) of
  subsidiaries....................        2,081             (106)          1,975              --         (1,975)            --
Other (expense) income, net.......         (244)             144            (100)             37             --            (63)
                                        -------           ------         -------          ------        -------        -------
Income before income taxes........        6,211            1,894           8,105             231         (1,975)         6,361
Income tax expense................          498              150             648              --             --            648
                                        -------           ------         -------          ------        -------        -------
        Net income................      $ 5,713           $1,744         $ 7,457          $  231        $(1,975)       $ 5,713
                                        =======           ======         =======          ======        =======        =======

                       STERICYCLE, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Cash flows from operating
  activities:
        Net cash provided by
          operating activities....      $  2,911         $ 4,801         $  7,712        $ 2,757         $  --         $ 10,469
                                        --------         -------         --------        -------         -----         --------
Cash flows from investing
  activities:
  Capital expenditures............        (8,816)         (2,109)         (10,925)          (661)           --          (11,586)
  Payment for acquisitions and
    international investments, net
    of cash acquired..............        (3,044)         (1,456)          (4,500)           (16)           --           (4,516)
  Proceeds from maturity of
    short-term investments........           502              --              502             --            --              502
                                        --------         -------         --------        -------         -----         --------
        Net cash used in investing
          activities..............       (11,358)         (3,565)         (14,923)          (677)           --          (15,600)
                                        --------         -------         --------        -------         -----         --------
Cash flows from financing
  activities:
  Net proceeds from bank line of
    credit........................         5,000              --            5,000             --            --            5,000
  Principal payments on capital
    lease obligations.............          (309)           (887)          (1,196)          (291)           --           (1,487)
  Repayment of long term debt.....       (15,012)             --          (15,012)        (1,416)           --          (16,428)
  Payments of deferred financing
    costs.........................          (631)             --             (631)            --            --             (631)
  Proceeds from issuance of common
    stock.........................         2,299              --            2,299             --            --            2,299
  Payments related to issuance of
    preferred stock...............          (300)             --             (300)            --            --             (300)
                                        --------         -------         --------        -------         -----         --------
        Net cash used in financing
          activities..............        (8,953)           (887)          (9,840)        (1,707)           --          (11,547)
                                        --------         -------         --------        -------         -----         --------
        Net (decrease) increase in
          cash and cash
          equivalents.............      $(17,400)        $   349         $(17,051)       $   373         $  --          (16,678)
                                        ========         =======         ========        =======         =====         ========
        Cash and cash equivalents
          at beginning of
          period..................                                                                                       19,344
                                                                                                                       --------
        Cash and cash equivalents
          at end of period........                                                                                     $  2,666
                                                                                                                       ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Cash flows from operating
  activities:
        Net cash provided by
          operating activities....     $   4,951          $ 283         $   5,234        $ 6,543         $  --        $  11,777
                                       ---------          -----         ---------        -------         -----        ---------
Cash flows from investing
  activities:
  Capital expenditures............        (2,534)           (85)           (2,619)        (1,176)           --           (3,795)
  Payment for acquisitions and
    international investments, net
    of cash acquired..............      (418,280)            --          (418,280)        (4,000)           --         (422,280)
  Proceeds from maturity of
    short-term investments........           447             --               447             --                            447
                                       ---------          -----         ---------        -------         -----        ---------
        Net cash used in investing
          activities..............      (420,367)           (85)         (420,452)        (5,176)           --         (425,628)
                                       ---------          -----         ---------        -------         -----        ---------
Cash flows from financing
  activities:
  Net proceeds from bank line of
    credit........................       (16,359)            --           (16,359)            --            --          (16,359)
  Repayment of long term debt.....        (3,884)            --            (3,884)          (482)           --           (4,366)
  Principal payments on capital
    lease obligations.............           (50)          (125)             (175)          (115)           --             (290)
  Proceeds from long term debt....       350,000             --           350,000             --            --          350,000
  Net payments on subordinated
    debt..........................        (2,750)            --            (2,750)            --            --           (2,750)
  Payment of deferred financing
    costs.........................       (10,828)            --           (10,828)            --            --          (10,828)
  Net proceeds from common stock
    offering......................        47,158             --            47,158             --            --           47,158
  Proceeds from issuance of
    preferred stock...............        68,855             --            68,855             --            --           68,855
  Proceeds from other issuances of
    common stock..................           492             --               492             --            --              492
                                       ---------          -----         ---------        -------         -----        ---------
        Net cash provided by (used
          in) financing
          activities..............       432,634           (125)          432,509           (597)           --          431,912
                                       ---------          -----         ---------        -------         -----        ---------
        Net increase in cash and
          cash equivalents........     $  17,218          $  73         $  17,291        $   770         $  --           18,061
                                       =========          =====         =========        =======         =====        ---------
        Cash and cash equivalents
          at beginning of
          period..................                                                                                        1,283
                                                                                                                      ---------
        Cash and cash equivalents
          at end of period........                                                                                    $  19,344
                                                                                                                      =========

                       STERICYCLE, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                               DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Cash flows from operating
  activities:
        Net cash provided by
          operating activities....      $  3,749          $ 278          $  4,027         $ 835          $  --         $  4,862
                                        --------          -----          --------         -----          -----         --------
Cash flows from investing
  activities:
  Capital expenditures............        (3,629)          (271)           (3,900)         (442)            --           (4,342)
  Payment for acquisitions and
    international investments, net
    of cash acquired..............       (19,775)            --           (19,775)           --             --          (19,775)
  Proceeds of short-term
    investments...................           (41)            --               (41)           --             --              (41)
  Proceeds from sale of
    property......................           395             10               405            --             --              405
                                        --------          -----          --------         -----          -----         --------
        Net cash used in investing
          activities..............       (23,050)          (261)          (23,311)         (442)            --          (23,753)
                                        --------          -----          --------         -----          -----         --------
Cash flows from financing
  activities:
  Net proceeds from bank line of
    credit........................        16,589             --            16,589          (203)            --           16,386
  Repayment of long term debt.....        (2,513)            (6)           (2,519)         (670)            --           (3,189)
  Principal payments on capital
    lease obligations.............        (1,273)            --            (1,273)           --             --           (1,273)
  Proceeds from subordinated
    debt..........................         2,750             --             2,750            --             --            2,750
  Payment of deferred financing
    costs.........................          (218)            --              (218)           --             --             (218)
  Proceeds from issuance of common
    stock offering................           344             --               344            --             --              344
                                        --------          -----          --------         -----          -----         --------
        Net cash provided by (used
          in) financing
          activities..............        15,679             (6)           15,673          (873)            --           14,800
                                        --------          -----          --------         -----          -----         --------
        Net (decrease) increase in
          cash and cash
          equivalents.............      $ (3,622)         $  11          $ (3,611)        $(480)         $  --           (4,091)
                                        ========          =====          ========         =====          =====         --------
        Cash and cash equivalents
          at beginning of
          period..................                                                                                        5,374
                                                                                                                       --------
        Cash and cash equivalents
          at end of period........                                                                                     $  1,283
                                                                                                                       ========

                SCHEDULE II -- VALUATION AND ALLOWANCE ACCOUNTS
                                 (IN THOUSANDS)

                                                    BALANCE                                                BALANCE
                                                  DECEMBER 31,    CHARGES       OTHER      WRITE-OFFS/   DECEMBER 31,
                                                      1997       TO EXPENSE   CHARGES(1)    PAYMENTS         1998
                                                  ------------   ----------   ----------   -----------   ------------
Allowance for doubtful accounts.................    $   361       $   642       $  574       $  (676)      $   901
Deferred tax valuation allowance................     14,582         4,899           --            --        19,481

                                                    BALANCE                                                BALANCE
                                                  DECEMBER 31,    CHARGES       OTHER      WRITE-OFFS/   DECEMBER 31,
                                                      1998       TO EXPENSE   CHARGES(1)    PAYMENTS         1999
                                                  ------------   ----------   ----------   -----------   ------------
Allowance for doubtful accounts.................    $   901       $   842       $  202       $  (965)      $   980
Accrued severance and closure costs.............         --         3,373           --          (210)        3,163
Accrued transitions expenses....................         --         1,659           --          (650)        1,009
Deferred tax valuation allowance................     19,481        (9,894)          --            --         9,587

                                                    BALANCE                                                BALANCE
                                                  DECEMBER 31,    CHARGES       OTHER      WRITE-OFFS/   DECEMBER 31,
                                                      1999       TO EXPENSE   CHARGES(1)    PAYMENTS         2000
                                                  ------------   ----------   ----------   -----------   ------------
Allowance for doubtful accounts.................    $   980       $ 1,552       $1,996       $  (903)      $ 3,625
Accrued severance and closure costs.............      3,163         3,351           --        (5,390)        1,124
Accrued transition expenses.....................      1,009         1,103           --        (2,112)           --
Deferred tax valuation allowance................      9,857          (999)          --            --         8,588

---------------

(1) Amounts consist primarily of costs assumed from acquired companies recorded prior to the date of acquisition.

     All schedules other than Schedule II -- Valuation and Allowance Accounts, set forth above, are omitted as the required information is inapplicable or is presented in the consolidated financial statements or the related notes.

                       STERICYCLE, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                 JUNE 30, 2001
                                                                ----------------
                                                                  (UNAUDITED)
                                                                 (IN THOUSANDS,
                                                                EXCEPT SHARE AND
                                                                PER SHARE DATA)
                                     ASSETS


Current assets:
  Cash and cash equivalents.................................        $  3,164
  Short-term investments....................................             319
  Accounts receivable, less allowance for doubtful accounts
    of $3,810...............................................          68,049
  Parts and supplies........................................           3,999
  Prepaid expenses..........................................           2,099
  Other.....................................................          12,368
                                                                    --------
         Total current assets...............................          89,998
                                                                    --------
Property, plant and equipment:
  Land......................................................           7,486
  Building and improvements.................................          27,090
  Machinery and equipment...................................          54,473
  Office equipment and furniture............................           7,043
  Construction in progress..................................          10,754
                                                                    --------
                                                                     106,846
  Less accumulated depreciation.............................         (29,720)
                                                                    --------
         Property, plant and equipment, net.................          77,126
                                                                    --------
Other assets:
  Goodwill, less accumulated amortization of $32,073........         412,774
  Other.....................................................          15,987
                                                                    --------
         Total other assets.................................         428,761
                                                                    --------
         Total assets.......................................        $595,885
                                                                    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
  Current portion of long term debt.........................        $  6,942
  Accounts payable..........................................          10,052
  Due to seller.............................................           1,474
  Accrued compensation......................................           4,965
  Accrued acquisition related expenses......................             911
  Accrued liabilities.......................................          21,683
  Deferred revenue..........................................             797
                                                                    --------
         Total current liabilities..........................          46,824
                                                                    --------
Long-term debt, net of current portion......................         328,562
Other liabilities...........................................           3,240
Redeemable preferred stock
  Series A convertible preferred stock (par value $.01
    share, 100,000 shares authorized, 74,625 outstanding,
    liquidation preference of $78,784)......................          72,339
Common shareholders' equity
  Common stock (par value $.01 per share, 30,000,000 shares
    authorized, 15,483,640 issued and outstanding)..........             155
  Additional paid-in capital................................         144,279
  Accumulated other comprehensive loss on derivative
    instruments.............................................          (2,027)
  Retained earnings.........................................           2,513
                                                                    --------
         Total shareholders' equity.........................         144,920
                                                                    --------
         Total liabilities and shareholders' equity.........        $595,885
                                                                    ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                               FOR THE SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
                                                                      (UNAUDITED)
Revenues....................................................  $   174,384    $   157,225
Costs and expenses:
  Cost of revenues..........................................      105,119         95,618
  Selling, general and administrative expenses..............       32,078         29,210
  Acquisition related costs.................................          327          1,407
                                                              -----------    -----------
          Total costs and expenses..........................      137,524        126,235
                                                              -----------    -----------
Income from operations......................................       36,860         30,990
                                                              -----------    -----------
Other income (expense):
  Interest income...........................................          180            308
  Interest expense..........................................      (18,456)       (19,810)
  Other income..............................................         (726)           (28)
                                                              -----------    -----------
          Total other income (expense)......................      (19,002)       (19,530)
                                                              -----------    -----------
Income before income taxes..................................       17,858         11,460
Income tax expense..........................................        7,247          4,601
                                                              -----------    -----------
          Net income........................................  $    10,611    $     6,859
                                                              ===========    ===========
          Earnings per share -- basic.......................  $      0.61    $      0.38
                                                              ===========    ===========
          Earnings per share -- diluted.....................  $      0.51    $      0.35
                                                              ===========    ===========
          Weighted average number of common shares
            outstanding -- basic............................   15,323,297     14,784,264
                                                              ===========    ===========
          Weighted average number of common shares
            outstanding -- diluted..........................   20,729,704     19,824,059
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                       STERICYCLE, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE SIX MONTHS
                                                                 ENDED JUNE 30
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
OPERATING ACTIVITIES:
Net income..................................................  $ 10,611   $  6,859
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  FAS 133 ineffective portion of cash flow hedges...........        13         --
  Stock compensation expense................................        82         80
  Depreciation and amortization.............................    12,323     11,612
Changes in operating assets and liabilities, net of effect
  of acquisitions:
  Accounts receivable.......................................     3,152    (10,023)
  Parts and supplies........................................      (783)    (1,039)
  Prepaid expenses..........................................      (241)    (1,144)
  Other assets..............................................    (1,629)     1,221
  Accounts payable..........................................    (4,392)    (2,821)
  Accrued liabilities.......................................     3,877     (5,488)
  Deferred revenue..........................................       292         97
                                                              --------   --------
          Net cash provided by (used in) operating
           activities.......................................    23,305       (646)
                                                              --------   --------
INVESTING ACTIVITIES:
Payments for acquisitions and international investments, net
  of cash acquired..........................................    (3,957)    (1,624)
Short term investments......................................       (38)       237
Capital expenditures........................................    (6,619)    (3,550)
                                                              --------   --------
          Net cash used in investing activities.............   (10,614)    (4,937)
                                                              --------   --------
FINANCING ACTIVITIES:
Repayment of long term debt.................................    (8,901)   (15,129)
Net proceeds and repayments on line of credit...............    (5,000)     6,700
Payments of deferred financing costs........................        --       (522)
Principal payments on capital lease obligations.............      (796)      (965)
Proceeds from issuance of common stock......................     2,504        768
                                                              --------   --------
Net cash used in financing activities.......................   (12,193)    (9,148)
                                                              --------   --------
Net increase (decrease) in cash and cash equivalents........       498    (14,731)
          Cash and cash equivalents at beginning of
period......................................................     2,666     19,344
                                                              --------   --------
          Cash and cash equivalents at end of period........  $  3,164   $  4,613
                                                              ========   ========

   The accompanying notes are an integral part of these financial statements.

                       STERICYCLE, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2001

     Unless the context requires otherwise, "we," "us" or "our" refers to Stericycle, Inc. and its subsidiaries on a consolidated basis.

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations; but we believe the disclosures in the accompanying condensed consolidated financial statements are adequate to make the information presented not misleading. In our opinion, all adjustments necessary for a fair presentation for the periods presented have been reflected and are of a normal recurring nature. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2000, as included herein. The results of operations for the six-month period ended June 30, 2001 are not necessarily indicative of the results that may be achieved for the entire year ending December 31, 2001.

NOTE 2 -- STOCK OPTIONS

     During the six months ended June 30, 2001, options to purchase 516,767 shares of common stock were granted to employees. These options vest ratably over a five year period and have an exercise price ranging from $28.63-$45.92 per share.

NOTE 3 -- STOCK ISSUANCES

     During the six months ending June 30, 2001, options to purchase 215,726 shares of common stock were exercised at prices ranging from $0.53-$22.50 per share. In addition, warrants with rights to purchase 56,538 shares of common stock were exercised at a prices ranging from $7.96-$16.50 per share.

NOTE 4 -- INCOME TAXES

     At June 30, 2001, we had net operating loss carryforwards for federal income tax purposes of approximately $7.5 million (excluding 3CI and Med-Tech) which expire beginning in 2006.

NOTE 5 -- DERIVATIVE INSTRUMENTS

     We have entered into interest rate swap agreements that effectively convert a portion of our floating-rate debt to a fixed-rate basis for the next 2 years, thus reducing the impact of interest rate changes on future interest expense. In addition during the year ended December 31, 2000, we entered into an interest rate collar agreement reducing the impact of interest rate changes on future interest expense. This agreement expires in March 2002. Approximately 85% ($175 million) of our outstanding floating-rate debt was designated as hedged items to interest rate swap/collar agreements at June 30, 2001. The differential to be paid or received is accrued monthly as an adjustment to interest expense.

     We adopted SFAS 133 on January 1, 2001 which requires us to adjust instruments that are designated and qualify as cash flow hedges. The effective portion of the gain or loss on the derivative instrument is recognized as a component of other comprehensive income (loss) and is reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining gain or loss in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

                       STERICYCLE, INC. AND SUBSIDIARIES

Adoption of this new accounting standard resulted in a $0.2 million effect of change in accounting principle, which has been recorded as other comprehensive loss. During the six months ended June 30, 2001, we recognized a net loss of $0.1 million related to the ineffective portion of our hedging instruments.

     Activity related to the accumulated loss on derivative instruments is as follows:

Balance at January 1, 2001..................................    $     0
Initial adoption of FAS 133.................................       (225)
Change associated with current period hedge transactions....     (1,895)
Amount reclassified into earnings...........................         93
                                                                -------
Balance at June 30, 2001....................................    $(2,027)
                                                                =======

     Included in the balance at June 30, 2001 is $0.6 million related to the interest rate collar which is expected to be reclassified into earnings during the 12 months ended June 30, 2002.

NOTE 6 -- COMPREHENSIVE INCOME

     Total comprehensive income was $8.6 million for the six months ended June 30, 2001. The components of comprehensive income are net income and the change in cumulative unrealized losses on derivative instruments recorded in accordance with FAS 133.

NOTE 7 -- ADOPTION OF NEW ACCOUNTING STANDARD

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $8.5 million ($0.40 per diluted share) per year. During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and have not yet determined what the effect of these tests will be on our earnings and financial position.

                       STERICYCLE, INC. AND SUBSIDIARIES

NOTE 8 -- NET INCOME PER COMMON SHARE

     The following table sets forth the computation of basic and diluted net income per share (in thousands, except share and per share data):

                                                               SIX MONTHS ENDED JUNE 30,
                                                               -------------------------
                                                                  2001          2000
                                                               -----------   -----------
Numerator:
  Net income................................................   $    10,611   $     6,859
  Preferred stock dividends.................................        (1,294)       (1,292)
                                                               -----------   -----------
  Numerator for basic earnings per share....................   $     9,317   $     5,567
  Effect of dilutive securities:
     Preferred stock dividends..............................         1,294         1,292
                                                               -----------   -----------
  Numerator for diluted earnings per share income available
     to common stockholders after assumed conversions.......   $    10,611   $     6,859
                                                               ===========   ===========
Denominator:
  Denominator for basic earnings per share
  Weighted average shares...................................    15,323,297    14,784,264
  Effect of dilutive securities:
     Employee stock options.................................       847,291       546,645
     Warrants...............................................        93,871       133,578
     Convertible preferred stock............................     4,465,245     4,359,572
                                                               -----------   -----------
  Dilutive potential common shares..........................     5,406,407     5,039,795
                                                               -----------   -----------
  Denominator for diluted earnings per share adjusted
     weighted average shares and assumed conversions........    20,729,704    19,824,059
                                                               ===========   ===========
Earnings per share -- Basic.................................   $      0.61   $      0.38
                                                               ===========   ===========
Earnings per share -- Diluted...............................   $      0.51   $      0.35
                                                               ===========   ===========

NOTE 9 -- CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     Payments under the Company's senior subordinated notes are unconditionally guaranteed, jointly and severally, by all of the Company's wholly-owned domestic subsidiaries, which include Environmental Control Company, Inc., acquired in May 1997, Waste Systems, Inc., acquired October 1, 1998, Med-Tech Environmental, Inc., acquired December 31, 1998, BFI Medical Waste, Inc., acquired on November 12, 1999, and certain other subsidiaries which have insignificant assets and operations (collectively, "the guarantors"). Financial information concerning the guarantors as of June 30, 2001 and for the six month periods ended June 30, 2001 and 2000 is presented below for purposes of complying with the reporting requirements of the guarantor subsidiaries. The financial information concerning the guarantors is being presented through condensed consolidating financial statements since we have more than minimal independent operations and the guarantees are full and unconditional and are joint and several. Financial statements for the guarantors have not been presented because management does not believe that such financial statements are material to investors.

                       STERICYCLE, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATING BALANCE SHEET
                                 JUNE 30, 2001
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                     COMBINED
                                                                  STERICYCLE AND       NON-
                                                    GUARANTOR       GUARANTOR       GUARANTOR
                                STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                ----------------   ------------   --------------   ------------   ------------   ------------
                                                           ASSETS


Current assets:
  Cash and cash equivalents...      $  1,515         $   322         $  1,837        $ 1,327        $     --       $  3,164
  Other current assets........        76,547          16,708           93,255          7,670         (14,091)        86,834
                                    --------         -------         --------        -------        --------       --------
        Total current
          assets..............        78,062          17,030           95,092          8,997         (14,091)      $ 89,998
Property, plant and equipment,
  net.........................        64,349             309           64,658         12,468              --         77,126
Goodwill, net.................       391,975           8,604          400,579         12,195              --        412,774
Investment in subsidiaries....        46,786           3,608           50,394             --         (50,394)            --
Other assets..................        21,407           5,797           27,204            (54)        (11,163)        15,987
                                    --------         -------         --------        -------        --------       --------
        Total assets..........      $602,579         $35,348         $637,927        $33,606        $(75,648)      $595,885
                                    ========         =======         ========        =======        ========       ========

                                            LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
  Current portion of long-term
    debt......................      $  5,984         $    --         $  5,984        $   958        $     --       $  6,942
  Other current liabilities...        49,103           1,085           50,188          3,785         (14,091)        39,882
                                    --------         -------         --------        -------        --------       --------
        Total current
          liabilities.........        55,087           1,085           56,172          4,743         (14,091)        46,824
Long-term debt, net of current
  portion.....................       328,130              --          328,130         11,379         (10,947)       328,562
Other liabilities.............         1,887              --            1,887          1,353              --          3,240
Convertible preferred stock...        72,339              --           72,339             --              --         72,339
Common shareholders' equity...       145,136          34,263          179,399         16,131         (50,610)       144,920
                                    --------         -------         --------        -------        --------       --------
        Total liabilities and
          shareholders'
          equity..............      $602,579         $35,348         $637,927        $33,606        $(75,648)      $595,885
                                    ========         =======         ========        =======        ========       ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 2001
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Revenues..........................      $148,660          $8,690         $157,350        $17,699        $  (665)       $174,384
Cost of revenues..................        88,068           5,366           93,434         12,350           (665)        105,119
Selling, general and
  administrative expense..........        28,360             653           29,013          3,065             --          32,078
Acquisition-related expenses......           327              --              327             --             --             327
                                        --------          ------         --------        -------        -------        --------
        Total costs and
          expenses................       116,755           6,019          122,774         15,415           (655)        137,524
                                        --------          ------         --------        -------        -------        --------
Income from operations............        31,905           2,671           34,576          2,284             --          36,860
Equity in net income (loss) of
  subsidiaries....................         3,689           1,073            4,762             --         (4,762)             --
        Other (expense) income,
          net.....................       (18,145)            314          (17,831)        (1,171)            --         (19,002)
                                        --------          ------         --------        -------        -------        --------
Income (loss) before income
  taxes...........................        17,449           4,058           21,507          1,113         (4,762)         17,858
Income tax expense (benefit)......         6,838             220            7,058            189             --           7,247
                                        --------          ------         --------        -------        -------        --------
        Net income................      $ 10,611          $3,838         $ 14,449        $   924        $(4,762)       $ 10,611
                                        ========          ======         ========        =======        =======        ========

                  CONDENSED CONSOLIDATING STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Revenues..........................      $ 30,547         $113,451        $143,998        $13,345        $   (118)      $157,225
Cost of revenues..................        17,423           68,421          85,844          9,892            (118)        95,618
Selling, general and
  administrative expense..........        12,416           14,460          26,876          2,334              --         29,210
Acquisition related expenses......         1,407               --           1,407             --              --          1,407
                                        --------         --------        --------        -------        --------       --------
        Total costs and
          expenses................        31,246           82,881         114,127         12,226            (118)       126,235
                                        --------         --------        --------        -------        --------       --------
Income (loss) from operations.....          (699)          30,570          29,871          1,119              --         30,990
Equity in net income (loss) of
  subsidiaries....................        19,561             (251)         19,310             --         (19,310)            --
        Other (expense) income,
          net.....................       (18,873)             174         (18,699)          (831)             --        (19,530)
                                        --------         --------        --------        -------        --------       --------
Income (loss) before income
  taxes...........................           (11)          30,493          30,482            288         (19,310)        11,460
Income tax expense (benefit)......        (6,870)          11,471           4,601             --              --          4,601
                                        --------         --------        --------        -------        --------       --------
        Net income................      $  6,859         $ 19,022        $ 25,881        $   288        $(19,310)      $  6,859
                                        ========         ========        ========        =======        ========       ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
                         SIX MONTHS ENDED JUNE 30, 2001
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Cash flows from operating
  activities:
  Net cash (used in) provided by
    operating activities..........      $ 21,525          $(120)         $ 21,405         $1,900          $ --         $ 23,305
                                        --------          -----          --------         ------          ----         --------
Cash flows from investing
  activities:
  Capital expenditures............        (5,864)          (153)           (6,017)          (602)           --           (6,619)
  Payments for acquisitions and
    international investments, net
    of cash acquired..............        (3,957)            --            (3,957)            --            --           (3,957)
  Proceeds from maturity of
    short-term investments........           (38)            --               (38)            --            --              (38)
                                        --------          -----          --------         ------          ----         --------
        Net cash used in investing
          activities..............        (9,859)          (153)          (10,012)          (602)           --          (10,614)
                                        --------          -----          --------         ------          ----         --------
Cash flows from financing
  activities:
  Net proceeds from bank line of
    credit........................        (5,000)            --            (5,000)            --            --           (5,000)
  Principal payments on capital
    lease obligations.............          (796)            --              (796)            --            --             (796)
  Repayment of long term debt.....        (8,267)            --            (8,267)          (634)           --           (8,901)
  Payments of deferred financing
    costs.........................            --             --                --             --            --               --
  Proceeds from issuance of common
    stock.........................         2,504             --             2,504             --            --            2,504
                                        --------          -----          --------         ------          ----         --------
        Net cash used in financing
          activities..............       (11,559)            --           (11,559)          (634)           --          (12,193)
                                        --------          -----          --------         ------          ----         --------
        Net (decrease) increase in
          cash and cash
          equivalents.............      $    107          $(273)         $   (166)        $  664          $ --              498
                                        ========          =====          ========         ======          ====         --------
        Cash and cash equivalents
          at beginning of
          period..................                                                                                        2,666
                                                                                                                       --------
        Cash and cash equivalents
          at end of period........                                                                                     $  3,164
                                                                                                                       ========

                       STERICYCLE, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
                         SIX MONTHS ENDED JUNE 30, 2000
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                         COMBINED
                                                                      STERICYCLE AND       NON-
                                                        GUARANTOR       GUARANTOR       GUARANTOR
                                    STERICYCLE, INC.   SUBSIDIARIES    SUBSIDIARIES    SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                    ----------------   ------------   --------------   ------------   ------------   ------------
Cash flows from operating
  activities:
  Net cash (used in) provided by
    operating activities..........      $ (4,335)        $ 2,982         $ (1,353)        $ 707           $ --         $   (646)
                                        --------         -------         --------         -----           ----         --------
Cash flows from investing
  activities:
  Capital expenditures............        (1,853)         (1,446)          (3,299)         (251)            --           (3,550)
  Payments for acquisitions and
    international investments, net
    of cash acquired..............          (642)           (982)          (1,624)           --             --           (1,624)
  Proceeds from maturity of
    short-term investments........           237              --              237            --             --              237
                                        --------         -------         --------         -----           ----         --------
        Net cash used in investing
          activities..............        (2,258)         (2,428)          (4,686)         (251)            --           (4,937)
                                        --------         -------         --------         -----           ----         --------
Cash flows from financing
  activities:
  Net proceeds from bank line of
    credit........................         6,700              --            6,700            --             --            6,700
  Principal payments on capital
    lease obligations.............           (84)           (632)            (716)         (249)            --             (965)
  Repayment of long term debt.....       (15,161)             --          (15,161)           32             --          (15,129)
  Payments of deferred financing
    costs.........................          (522)             --             (522)           --             --             (522)
  Proceeds from issuance of common
    stock.........................           768              --              768            --             --              768
                                        --------         -------         --------         -----           ----         --------
        Net cash used in financing
          activities..............        (8,299)           (632)          (8,931)         (217)            --           (9,148)
                                        --------         -------         --------         -----           ----         --------
        Net (decrease) increase in
          cash and cash
          equivalents.............      $(14,892)        $   (78)        $(14,970)        $ 239           $ --          (14,731)
                                        ========         =======         ========         =====           ====         --------
        Cash and cash equivalents
          at beginning of
          period..................                                                                                       19,344
                                                                                                                       --------
        Cash and cash equivalents
          at end of period........                                                                                     $  4,613
                                                                                                                       ========

                               [STERICYCLE LOGO]

                             The Stericycle System

1.   [Photo]                            2.   [Photo]

     Stericycle helps healthcare             Our team of drivers not only picks
     providers protect patients and          up medical waste from customers,
     employees from the potential            but also participates in the
     hazards of medical waste with           marketing and sales effort by
     appropriate disposal receptacles,       actively soliciting small accounts
     such as this puncture-resistant,        while they service their routes.
     leak-proof Steri-Tub(R)
     collection container.

3.   [Photo]                            4.   [Photo]

     After transporting the waste to a       After treatment, the waste has now
     processing facility, Stericycle         been rendered noninfectious and
     treats the waste in a variety of        unrecognizable. The treated waste
     ways. In this case it is being          can now be recycled, used to
     treated using Stericycle's              provide energy, or sent to a
     patented electro-thermal                third-party owned landfill.
     deactivation (ETD) process.

                        Ancillary Services and Products

               [Photo]                                 [Photo]

Stericycle's Steri-Safe(SM) program     Stericycle also offers other products
helps clients develop internal          and services such as a "mail-back"
systems and processes to maintain       service through which they can reach
compliance with OSHA and other          small account customers located in
relevant regulations.                   outlying areas that would be
                                        inefficient to serve using their
                                        regular route structure.

                                Stericycle LOGO

                                    PART II

             INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table shows various costs and expenses in connection with the sale and distribution of the securities being registered (other than underwriting discounts and commissions). All amounts shown are estimates except the Securities and Exchange Commission registration fee, The Nasdaq National Market listing fees and the NASD registration fee. We will pay all of these expenses:

SEC registration fees.......................................  $ 35,381.48
Nasdaq National Market listing fees.........................    17,500.00
NASD registration fee.......................................    19,152.59
Legal fees and expenses.....................................   275,000.00
Accounting fees and expenses................................   125,000.00
Printing expenses...........................................    50,000.00
Miscellaneous...............................................    27,965.93
                                                              -----------
          Total.............................................  $550,000.00
                                                              ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation in non-derivative suits for expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the corporation's best interests. In the case of criminal actions and proceedings, the person also must not have had reasonable cause to believe that his or her conduct was unlawful. Indemnification of expenses is also authorized in stockholder derivative actions if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the corporation's best interests and if he or she has not been found liable to the corporation. Even in this latter instance, the court may determine that, in view of all the circumstances, the person is entitled to indemnification for such expenses as the court deems proper. A person sued as a director, officer, employee or agent of a corporation who has been successful in defense of the action must be indemnified by the corporation against expenses.

     Article Fifth of our bylaws requires us to indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware law. Article Fifth also requires us to advance the litigation expenses of a director or officer upon receipt of his or her written undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to indemnification.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director's fiduciary duty of care. The provision may not eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, declaring an illegal dividend or approving an illegal stock repurchase, or obtaining an improper personal benefit.

     Article Ninth of our amended and restated certificate of incorporation eliminates the personal liability of our directors to the fullest extent permitted by Section 102(b)(7).

     By reason of directors' and officers' liability insurance that we maintain, our directors and officers are insured against actual liabilities, including liabilities under the federal securities laws, for acts or omissions related to the conduct of their duties.

ITEM 16. EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.1*          -- Form of underwriting agreement
           5.1*          -- Form of opinion of Johnson and Colmar
          23.1           -- Consent of Ernst & Young LLP
          23.2           -- Consent of Arthur Andersen LLP
          23.3           -- Consent of Johnson and Colmar (filed as part of Exhibit
                            5.1)
          24.1           -- Power of attorney (included under the caption "Power of
                            Attorney" in Part II of this Registration Statement)


---------------

* Previously filed

ITEM 17. UNDERTAKINGS

  Filings Incorporating Subsequent Exchange Act Documents by Reference

     The registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Registration Statement Permitted by Rule 430A

     The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time that it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Request for Acceleration of Effective Date

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant as described in Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lake Forest, State of Illinois, on November 2, 2001.


                                            STERICYCLE, INC.

                                            By      /s/ MARK C. MILLER
                                             -----------------------------------
                                               Mark C. Miller
                                               President and Chief Executive
                                               Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----
                          *                            Chairman of the Board of       November 2, 2001
-----------------------------------------------------    Directors
                   Jack W. Schuler

                 /s/ MARK C. MILLER                    President, Chief Executive     November 2, 2001
-----------------------------------------------------    Officer and a Director
                   Mark C. Miller                        (Principal Executive
                                                         Officer)

                          *                            Chief Financial Officer        November 2, 2001
-----------------------------------------------------    (Principal Finance and
                Frank J.M. ten Brink                     Accounting Officer)

                          *                            Director                       November 2, 2001
-----------------------------------------------------
                 John P. Connaughton

                          *                            Director                       November 2, 2001
-----------------------------------------------------
                   Rod F. Dammeyer

                          *                            Director                       November 2, 2001
-----------------------------------------------------
                  Patrick F. Graham

                          *                            Director                       November 2, 2001
-----------------------------------------------------
                    John Patience

                          *                            Director                       November 2, 2001
-----------------------------------------------------
                  Thomas R. Reusche

                          *                            Director                       November 2, 2001
-----------------------------------------------------
                     Peter Vardy

                          *                            Director                       November 2, 2001
-----------------------------------------------------
              L. John Wilkerson, Ph.D.

               *By /s/ MARK C. MILLER
  -------------------------------------------------
                   Mark C. Miller
                  Attorney-in-fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.1*          -- Form of underwriting agreement
           5.1*          -- Form of opinion of Johnson and Colmar
          23.1           -- Consent of Ernst & Young LLP
          23.2           -- Consent of Arthur Andersen LLP
          23.3           -- Consent of Johnson and Colmar (filed as part of Exhibit
                            5.1)
          24.1           -- Power of attorney (included under the caption "Power of
                            Attorney" in Part II of this Registration Statement)


---------------

* Previously filed